6

08003606

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GEA Group Aktiengesellschaft

CURRENT ADDRESS Dorstener Straße 484
44809 Bochum
Germany

*FORMER NAME

*NEW ADDRESS

PROCESSED
JUL 08 2008 E
THOMSON REUTERS

LE NO. 82- 35214 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

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GEA Group

082-35214

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Annual Report 2006

Key Figures for the GEA Group (IFRS)

(EUR million)	2006	2005	Change (%)
Results of operations			
New orders	4,977.9	3,683.6	35.1
Sales	4,346.2	3,390.7	28.2
thereof outside Germany	3,424.1	2,734.1	25.2
thereof in Germany	922.1	656.7	40.4
Order book	2,085.2	1,496.2	39.4
EBITDA	372.3	285.0	30.6
EBIT	298.2	225.3	32.3
% of sales	6.9	6.6	-
Earnings before tax	253.7	180.8	40.4
% of sales (ROS)	5.8	5.3	-
Net income on continuing operations	187.4	140.4	33.5
Net loss on discontinued operations	-475.6	-204.6	-132.4
Net loss	-288.2	-64.3	-348.3
Net assets			
Total assets	4,951.4	4,784.9	3.5
Equity	1,261.5	1,584.1	-20.4
% of total assets	25.5	33.1	-
Net position (adjusted) [1/2]	491.9	351.4	40.0
Gearing (%) [1/3]	-39.0	-22.2	-
Financial position			
Cash flow from operating activities	114.3	187.5	-39.0
Free cash flow [4]	27.9	51.9	-46.3
Investment (at balance sheet date) [5/8]	2,337.5	2,061.4	13.4
ROCE (%) [6/8]	12.8	10.2	-
Capital expenditure incl. finance leases	136.1	208.9	-34.8
Employees [7]			
Employees at balance sheet date	17,473	15,606	12.0
thereof in Germany	6,451	6,092	5.9
thereof outside Germany	11,022	9,514	15.9
GEA Group's shares			
Share price at balance sheet date (EUR)	17.07	10.50	62.6
Basic earnings per share (EUR)	-1.53	-0.35	-333.8
thereof on continuing operations	1.00	0.74	35.5
thereof on discontinued operations	-2.53	-1.09	-132.4
Dividend per share (EUR)	-	0.10	-
Weighted average number of shares outstanding (million)	188.0	188.0	0.0

1) Including Plant Engineering in 2005 and 2006
2) Net position = cash + securities - bank debt
3) Gearing = net position 2 / equity
4) Free cash flow = cash flow from operating activities + cash flow from investing activities
5) Investment = non-current assets + current assets - trade payables - other liabilities - advances received - cash
6) ROCE = EBIT / investment
7) Full-time equivalents (FTEs), excl. trainees
8) Figures on investment and ROCE for 2005 have not been adjusted

See inside back cover for index



Jürg Oleas,
Chairman of the Executive Board,
GEA Group Aktiengesellschaft

Dear Shareholders,

The transformation of your company into a focused specialty engineering group with excellent prospects of sustainable, profitable growth has been successfully completed. Our core business has continued to grow and offers huge potential for the future. The value of your investment in the GEA Group's shares significantly outperformed its benchmark indices in 2006.

Plant Engineering due to be sold shortly

We have reached agreement, in principle, on the disposal of Lurgi AG, Frankfurt am Main, Lurgi Inc., Memphis/USA, and Lentjes GmbH, Ratingen. Last December we completed the disposal of Fleissner GmbH, Egelsbach. Lurgi Bischoff GmbH, Essen, which is profitable, will remain in the GEA Group.

The disposal of most of our Plant Engineering operations marks the successful conclusion of our organization's extensive restructuring.

Business performance

Towards the end of the separation from our Plant Engineering businesses, these have once again incurred heavy losses, which even the excellent performance of our continuing operations was unable to compensate for in our consolidated accounts.

The operating performance of our Customized Systems, Process Equipment, and Process Engineering segments was once again excellent and even exceeded our expectations. We increased our volume of new orders by 35 percent, almost four percentage points of which was attributable to acquisitions. Sales grew by 28 percent, and earnings before interest and tax (EBIT) advanced by 32 percent to EUR 298 million. Consequently, the GEA Group's EBIT margin improved slightly to 6.9 percent in 2006.

Market environment

The GEA Group benefited more than most from the generally benign economic conditions. The global economy has been growing steadily for the past two years or so. Our revamped company is serving sectors that are fairly non-cyclical, such as the food and beverage industries, pharmaceuticals, and the energy and chemical industries. Demand for processed foods, milk, advanced medicines, and gas and electricity is growing as the world's population increases and living standards continue to rise, especially in the emerging markets. New nutritional trends and lifestyle products in the industrialized countries are a further source of growth for the sale of our specialist equipment and engineering processes.

Solutions for sustainable business

Given the current debate about climate change, the issue of sustainable business has become more prominent in the public perception. In our business, which supplies the basics of cutting-edge process engineering to a wide range of sectors, ecology and economy are now by no means mutually exclusive. Energy efficiency, for example, is a major factor determining the total cost of ownership and, consequently, a key design criterion for our plant and equipment. The Energy Technology division is a pioneer and one of the world's market leaders in industrial air cooling. The central idea of using air as the coolant instead of water conserves groundwater resources and prevents the warming of natural watercourses. The emissions levels and energy consumption in mechanical engineering itself are usually relatively low, and they are very low in plant engineering services. We see the GEA Group's activities as part of the solution to a number of challenges facing today's world.

The new GEA Group

The disposal of its Plant Engineering operations has given the GEA Group a new look. The risk profile of the Customized Systems and Process Equipment segments is very favorable due to the fairly small average size of their orders. Although the risks affecting the Process Engineering segment, which often handles larger and more complex projects, are greater, they have certainly proved to be manageable. All of our continuing operations have been earning healthy profits and, more importantly, have an excellent prospect of continuing their profitable growth.

The GEA Group's new focus also means that the capital markets expect us to redouble our efforts to strengthen our performance. Last year we started to take the necessary steps to meet these expectations. We aim to be "best in class" among our peers.

Human resources as key assets

The people who research, develop, produce, sell and work in many other functions for the GEA Group around the world - and the expertise they provide - are our most valuable assets. The Executive Board would like to take this opportunity to thank them for their outstanding contribution. In 2006 we intensified the programs we run to retain our excellent staff. We intend to continue to underline our status as an employer of choice for young executive talent. Our decentralized structure enables us to offer young high-potential employees what they are looking for: responsibility at an early age, swift decision-making processes, an innovative culture, and career opportunities as managers and experts.

Outlook

The Executive Board expects the volume of new orders received in 2007 and 2008 to increase slightly on the already very high level of EUR 5.0 billion achieved in 2006. Based on the sales of EUR 4.3 billion generated in 2006, the Executive Board is forecasting sales growth of between five percent and ten percent in each of the next two years.

EBIT should continue to grow stronger than sales. This will apply especially to the core segments where, based on an EBIT figure of EUR 321.2 million, we aim to raise the EBIT margin from eight percent at present to almost ten percent over the next three years. All three core segments will contribute to this performance. Providing that the economy continues to perform well, the Executive Board expects the EBIT margin for the GEA Group as a whole to improve from 6.9 percent at present to over eight percent in the next three years. Excluding acquisitions, the GEA Group's net position will improve significantly on a like-for-like basis on the back of the positive cash flow we anticipate. From today's perspective, we expect that the company will resume dividend payments for 2007.

I would like to thank you, our shareholders, for the trust you have placed in the GEA Group by owning its shares. We regard this as an obligation on our part for our work in future.

Sincerely yours,

Jürg Oleas
Chairman of the Executive Board



Sustainability means seeing the big picture

Holistic thinking is a natural by-product of a network of specialists. Such diverse, fully integrated communications networks examine problems from every possible angle before finding the right solution. It is for this reason that the GEA Group's companies and their clients no longer focus on isolated single parameters such as the electricity consumption of one item of plant or equipment. What counts is the big picture – in this case the total cost of ownership. This objective is furthered by the GEA Group's numerous lifecycle benefit concepts, which optimize the purchase cost and operating cost of a piece of plant or equipment over its entire lifecycle. This holistic approach translates into sustainability. Economic optimization and ecological improvement have long been integral components of process engineering. Many of our customers make a valuable contribution to environmental protection, for example by opting for natural refrigerants. The GEA Group's process-engineering plant and equipment facilitate sustainable business in many industries and in many regions of the world, and are therefore part of the solution to the pressing challenges of our time.

GEA Group's Shares

General sentiment in the international equity markets in 2006 was very upbeat. Germany's DAX stock index rose sharply (by 22 percent) for the fourth year in succession.

Small- and mid-cap stocks once again outperformed the DAX last year. The MDAX index of medium-sized German companies gained almost 29 percent, closing the year at a new all-time high.

GEA Group's share price improved by almost 63 percent on the end of 2005. It closed on December 29 at EUR 17.07, which marked the high for the year as well as a new six-year high, comfortably outperforming its benchmarks.

Following the placement of Dr. Otto Happel's roughly 20 percent shareholding in the spring, GEA Group's share price hit a year-to-date high of EUR 16.08 in May. It briefly fell below EUR 12 in the wake of the subsequent general stock market correction. Boosted by highly positive analysts' comments on the GEA Group's focus on its core businesses and plans to sell its Plant Engineering operations, its share price then continued on a pronounced upward trajectory throughout the rest of the year.

This positive trend initially continued in the first few weeks of 2007. The share price hit a new high of EUR 19.15 on February 14 before retreating to EUR 16.23 on March 5 in the wake of the general market correction. In the meantime it has recovered, however, closing at EUR 17.72 on March 19.

Performance of GEA Group's share price against the MDAX in 2006/07


190 %
180 %
170 %
160 %
150 %
140 %
130 %
120 %
110 %
100 %
90 %
— MDAX
— GEA Group
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar

GEA's shares move up the league table

The GEA Group's market capitalization amounted to EUR 3.3 billion at the end of 2006, based on a total of 194.4 million shares. At the end of the previous year its market value had been only EUR 2.0 billion based on the same number of shares. According to the league table used by Deutsche Börse AG, which only counts shares' free float, GEA Group AG had the 42nd-largest market capitalization of all German companies in 2006, after having come 54th in the previous year. GEA benefited here from the strong performance of its share price and the increase in its free float. The GEA Group also achieved a significant improvement in the volume of its shares traded, coming in 45th place compared with 58th in 2005. At 1.1 million shares, average daily turnover in 2006 was significantly in excess of the volume traded in the previous year (0.5 million shares). The vast majority of these trades are settled through the XETRA electronic trading system.

Increase in free float

Dr. Otto Happel, previously the company's largest single shareholder, sold his 20.6 percent shareholding in 2006. During the reporting period the free float of GEA's shares rose by the same proportion to 82.0 percent, which has made the shares more appealing for many institutional investors in particular. Allianz AG and the Kuwait Investment Office hold shareholdings of 10.1 percent and 7.8 percent respectively and are now the largest single shareholders.

The company did not repurchase any more of its own shares in 2006 and continues to hold 6.42 million treasury shares. The members of the GEA Group's Executive Board purchased a total of 26,430 shares last year.

Investor relations activities stepped up

The GEA Group's participation in eleven roadshows, 272 one-on-one meetings and 15 capital markets conferences represents a marked overall increase on 2005 and underlines the intensive nature of its IR work.

GEA Group's shares: key performance indicators

	2006	2005
Shares in issue at December 31 (million)	194.4	194.4
Number of shares at December 31 (million)	188.0	188.0
Average number of shares (million)	188.0	188.0
Share price at December 31 (EUR)	17.07	10.50
Highest share price (EUR)	17.07	11.16
Market capitalization at December 31 (EUR billion) [1]	3.32	2 04
Basic earnings per share (EUR)	-1.53	-0.35
thereof on continuing operations	1.00	0 74
thereof on discontinued operations	-2.53	-1.09
Dividend	-	0.10

1) Based on number of shares in issue

Prices: XETRA closing prices



Saving water and protecting watercourses

Drinking water is a precious resource. The GEA Group's cutting-edge process engineering helps optimize all aspects of the protection of natural resources. Centrifugal separation technology is used to process surface water and remove any unwanted substances so that it is fit for human consumption. Sludge decanters manufactured by Westfalia Separator, a GEA Group subsidiary, are used to dewater sludge in drinking-water treatment plants. The GEA Group also helps to protect natural watercourses. The central idea of using air as a coolant instead of water conserves groundwater resources and prevents the warming of watercourses. GEA's Energy Technology division is a pioneer and global market leader in industrial air cooling. Although wet cooling is cheaper and technically more efficient, the proportion of dry cooling used in the global market will continue to rise toward 20 percent for climatic and environmental-protection reasons. Air cooling is also the technology of choice in the production, transportation and combustion of gas. There is a clear global trend toward gas in the fossil fuel mix because of its larger reserves and better environmental impact.



The Executive Board of GEA Group Aktiengesellschaft (from left to right)
Klaus Moll (Plant Engineering), Jürg Oleas (Chairman), Peter Schenk (Process Engineering), Hartmut Eberlein (Finance)

Management Report

Aggregation of Group and Parent Company in the Management Report

As a strategic holding company, GEA Group Aktiengesellschaft (GEA Group AG) performs a management function within the GEA Group. It maintains profit and loss transfer agreements with key subsidiaries. GEA Group AG also provides centralized financial and liquidity management. Because the business performance, the financial position and the opportunities and risks of future development of GEA Group AG cannot be separated from the business performance, the financial position and the opportunities and risks of future development of the GEA Group, we have aggregated the management report of GEA Group Aktiengesellschaft pursuant to section 315 (3) of the German Commercial Code (HGB) with that of the GEA Group. Unlike the consolidated financial statements based on IFRS, the single-entity financial statements of GEA Group AG are based on the German Commercial Code, supplemented by the German Stock Corporation Act (AktG).

Organization and Structure

Strategic guiding principles and segmentation of the Group

The GEA Group is run according to four strategic guiding principles:

- Market leadership and focus: the operating units in the GEA Group each concentrate on their core technologies and are first or second worldwide in their respective markets (with the exception of the Air Treatment division, which focuses on Europe)

- Technology leadership through innovation: the GEA Group encourages and maintains its strong culture of innovation in order to stay ahead of its competitors technologically

- Strong profit orientation: decentralized operational responsibility for the profitability of business lines coupled with stringent cost management

- Calculated risks: active management of risk seamlessly across structures; stability through diversification within core businesses across sectors and regions.

The Group's current structure is derived from these strategic principles.

The segmentation of the GEA Group's business operations is determined by their similarity and, in particular, their risk profile.

Customized Systems segment The Customized Systems segment manufactures standardized components and customized systems that are designed and realized either by its own engineering departments or in partnership with external engineers' offices. The segment comprises the Air Treatment and Refrigeration divisions.

Process Equipment segment The Process Equipment segment is a leading equipment provider to the process engineering industries and the dairy industry and has a high degree of vertical integration. The divisions in this segment – Process Equipment, Mechanical Separation and Dairy Farm Systems – develop and deliver components, systems and process plants.

Process Engineering segment The Energy Technology and Process Engineering divisions make up the Process Engineering segment. They often use their own manufacturing processes in particular to engineer know-how-intensive core components for process plants. Features of orders in this segment are long throughput times and the frequent inclusion of installation services and commissioning of plant.

The divisions combined in each segment are organized according to their core technologies. These technologies constitute the basic operations of process engineering and are needed in either the same or alternating combinations in a number of sectors.

Holding company

The GEA Group is organized as a multilayered, segment-based holding group that is headed by GEA Group AG, a publicly traded corporation that functions as a strategic management holding company and performs key cross-cutting functions for the entire Group. These are centralized financial management, accounting, financial planning and reporting, the overarching coordination of tax, legal and personnel issues, as well as supply management, communications and investor relations.

The GEA Group continued to optimize the structure of its German shareholdings in 2006. Once the company had been restructured as a focused, highly profitable specialty engineering group, its operationally centralized management structure was no longer appropriate. To this end, beneficial ownership of the business operations of GEA Group AG was transferred to the subsidiaries that until then had run these businesses in their own name but for the account of GEA Group AG. This relieved the Group's holding company of its operational responsibilities, streamlining structures in the process.

Discontinued operations of the Plant Engineering segment

In 2006 the Executive Board and the Supervisory Board of GEA Group AG decided to sell the Gas-to-Chemicals, Synthetic Fuels and Biofuels (Lurgi), Energy and Environment (Lentjes), and PET and Fibers (Zimmer) divisions, which formed part of the Plant Engineering segment. Lurgi mainly plans and constructs plant for the production of methanol and petrochemical products from natural gas and coal gas. The product range also includes technologies for manufacturing oleochemical products and fuels from renewable resources. Lentjes is engaged in plant engineering at an international level, focusing on processes, technologies and components for power generation and environmental technology. Zimmer is engaged in the engineering of industrial processes and plant used to produce raw materials for textiles and technical applications and for packing materials.

The Plant Engineering segment – with the exception of the Gas Cleaning division (Lurgi Bischoff), which is to remain in the GEA Group – is therefore reported under discontinued operations for 2006. Lurgi Bischoff, which specializes in industrial gas cleaning, is reported in the "Other" segment for the year under review.

Operating Activities

Description of operating activities and competitive position

Within its core competency of process engineering the GEA Group covers a wide range of technologies. It does not have any directly comparable competitors. Business comparisons with rivals can, however, be made at the technological – i.e. divisional – level.

Customized Systems	Process Equipment	Process Engineering	Other
Air Treatment	Process Equipment	Energy Technology	Gas Cleaning
Refrigeration	Mechanical Separation	Process Engineering	Ruhr-Zink
	Dairy Farm Systems		Other equity investments

Customized Systems segment

The product range in the Air Treatment division comprises both centralized and decentralized appliances for heating, cooling and ventilation. This equipment is used, for example, in hotels, public buildings, retail and commercial real estate, leisure facilities and workshops. Complete clean-room systems are offered for the pharmaceutical and electrical-engineering industries and for hospitals. One specialist field is air filtering technology (separators, filters and even complete filtering plants), which is used in areas such as the automotive industry, building engineering and in various aspects of process engineering. In a strongly fragmented market the Air Treatment division is one of Europe's largest providers, currently in second place in its market.

The Refrigeration division is active in the field of industrial cooling of processes and products. The product range is based on two core components, reciprocating compressors and screw compressors, which, together with other refrigeration-cycle components and devices, form part of complete refrigeration plants and complex systems. The fields in which these are principally used are the quality-assured processing, storage and transportation of foodstuffs. There are also a number of applications in the chemical and pharmaceutical industries, in ship refrigeration and, increasingly, in the leisure industry (e.g. indoor skiing). The Refrigeration division is the world's second-largest market player.

Process Equipment segment

The Process Equipment division offers a large number of mostly customized machinery and equipment items used for optimizing heat utilization and for equipment cooling and various special technological applications. Compact heat exchangers (charge air coolers for diesel engines and generator coolers for machines) and tubular heat exchangers (transformer oil coolers for energy technology and petrochemicals) represent traditional technology. Valves and pumps are liquid-processing components used by dairies, breweries and the pharmaceutical industry. Dairies are the principal customers for homogenizers. Currently, the greatest potential is in the field of plate heat exchangers used in food processing and other industrial applications. This division is either first or second worldwide in the vast majority of its markets.

The subsidiaries in the Mechanical Separation division develop, manufacture and market separators and decanters. These are centrifuges used to separate solids from liquids with or without the simultaneous breakdown of a liquid mixture. In 2005 the division added ceramic membrane technology to its product range. Its core expertise lies in its sophisticated and heavily-patented process engineering. The division is one of the two global market leaders in centrifuge-based separation technology.

Technologies supporting the production and storage of milk are the focus of operating activities in the Dairy Farm Systems division. This division provides support for customers' end-to-end milk production processes, including cowshed hygiene, refrigeration systems and veterinary medical care. The range of services is offered worldwide for all herd sizes and all customer requirements. State-of-the-art computer-controlled feeding and herd management technology is used. The Dairy Farm Systems division is the world's number two.

Process Engineering segment

The Energy Technology division is a pioneer and international leader in the field of industrial air cooling. The principal product groups are direct and indirect dry cooling systems – which are used in power plants, waste incineration plants and biomass plants – and wet cooling systems. Air-cooled heat exchangers are also manufactured and used as process coolers, mainly in the chemical and petrochemical industries. Global markets for products in the Energy Technology division – one of the two global market leaders – are enjoying a period of growth driven by strong demand, particularly in China and the Middle East.

The Process Engineering division's core competencies are powder technology, equipment for the pharmaceutical industry, and liquid engineering, and it is the world's market leader in all of these fields. Powder processing and handling are key processes used, for example, in the chemical and pharmaceutical industries, as well as in the food and dairy industries. Liquid processing activities include integrated process lines for dairies and breweries. In the field of thermal process engineering the division focuses on services for the biofuels market and the food, chemical and biotechnology industries.

"Other" Segment

The "Other" segment contains all of the GEA Group's other operations. Ruhr-Zink and its subsidiary mg Rohstoffhandel account for most of the "Other" segment. This metallurgical company benefited from the sharp rise in zinc prices in 2006.

Internal control system

Implementation of strategic planning for the GEA Group's continuing operations ensures that all activities are focused on increasing economic value added. The key measure is return on capital employed (ROCE). ROCE is the ratio of earnings before interest and tax (EBIT) to capital employed (defined as non-current assets plus working capital). The GEA Group employs a comprehensive control system for ROCE. To this end, ROCE is broken down into value drivers serving as advance control indicators and the relevant influencing factors are then regularly analyzed. In future, greater emphasis will be placed on increasing the EBIT margin as a key indicator of the improvement in the operating units' performance. Review meetings are held with the divisions at least once each quarter to assess business performance. The Executive Board then uses this basis to instigate prompt corrective action against any negative impact by the relevant value drivers. EBIT, EBT and capital employed also form significant elements of the remuneration system within this comprehensive control environment.

Because of the importance of advance payments in plant engineering and the resultant impact of interest rates, the only key measure used in the Plant Engineering business is earnings before tax (EBT).

Production

Most of the companies under the umbrella of the GEA Group and its segments are medium-sized engineering enterprises. They occupy a large number of attractive markets. The large number of different applications is matched by the wide variety of technologies included in the range of products and services. The focus is very much on individually manufactured products. Flexible production design with short throughput times ensures low cost structures and low capital tie-up. The GEA Group is pursuing a relentless expansion of production capacity in growth markets. This reduces costs, for example in logistics, and improves market positioning as a result of a stronger regional presence.

Research & development

Innovation is the driving force in the GEA Group. This results in efficient products and systems that offer optimum value for money and, in conjunction with a complementary range of services, deliver critical value added for the customer. In this way, the companies in the GEA Group ensure that they remain in the technological vanguard, an indispensable requirement for sustained success in an increasingly intense global competitive environment. One indicator of the innovative strength of a company is the number of patent applications during the course of a year. In 2006, the total number of new patents applied for by the GEA Group's continuing operations was 69 (2005: 102). In 2006, the GEA Group employed a total of 399 people in research and development (R&D), compared with 398 in 2005. R&D expenditure amounted to EUR 68.2 million, compared with EUR 51.4 million in the previous year. This equates to an R&D investment by the GEA Group of 1.6 percent of sales in 2006 (2005: 1.5 percent). One of the ways in which the innovative culture in the Group is expressed is in the form of an innovation competition, which has been running for a number of years in the Customized Systems, Process Equipment and Process Engineering segments. Each year, this competition rewards the ability and the courage of employees to turn visions into ideas and ideas into new applications, processes and products. The winner in 2006 was the Mechanical Separation division, which refined its processes for applications such as the extraction of oil from olives and the extraction of juice from fruit by adding a process stage that uses an electric current to make cell walls porous. Only after this pretreatment does the actual separation take place in the decanter. This provides the customer with simpler process engineering and a higher yield.

Procurement

The GEA Group's procurement operations are coordinated across companies and divisions. As our total purchasing volume amounted to approximately EUR 2.6 billion and our suppliers' capacities were highly utilized due to the strength of the economy, 2006 posed a particular challenge for our supply management. The prices of key commodities continued to rise, with aluminum increasing by an average of 20 percent over the year, copper by 57 percent, zinc by more than 100 percent, and alloyed steel by up to 13 percent. Our sophisticated commodity risk management system makes our purchasing prices more predictable and minimizes the risk of materials not being available. We managed to avoid paying higher prices in most cases by procuring our components under master agreements that run for several years. We achieved further cost savings on selected products by buying in bulk and using global suppliers.

Environment

In many areas, our measures to protect the environment exceed the statutory requirements. Cutting-edge, production-integrated environmental protection, conservation of resources, integrated materials management, and comprehensive health and safety regulations are a matter of course at all companies in the GEA Group engaged in manufacturing activities. Damage to the environment is prevented using environmental protection management systems. Production waste is sorted and recycled wherever possible. Air filters, the preparation of process liquids, and storage tanks are used to minimize the impact on the environment. The effectiveness of these measures is evidenced by environmental certification to DIN EN ISO 14001 standard. A considerable volume of business is generated using technologies, products and plant that support environmental protection and the conservation of resources. Innovative products and processes in the GEA Group combine efficiency with optimum environmental compatibility.

From the perspective of sustainable business, the GEA Group's activities are seen not as a problem but as part of the solution to a whole range of challenges facing today's world. The GEA Group specializes in mechanical and plant engineering and works for the food industry, power-generating companies and the chemical industry. Energy efficiency is a major factor determining the total cost of ownership and, consequently, a key design criterion in much of our plant and equipment. Through Lurgi Bischoff the GEA Group is also one of the leading providers in the field of flue-gas cleaning. By using our plant and equipment, our customers can significantly reduce their emissions. The Energy Technology division is a pioneer and one of the world's market leaders in industrial air cooling. The central idea of using air as the coolant instead of water conserves ground-water resources and avoids warming natural watercourses. The emissions levels and energy consumption in mechanical engineering itself are usually relative low, and they are very low in plant engineering services. By using our plant and equipment, our customers can make a major contribution to preventing climate change, for example by opting for natural refrigerants. Ecology and economy are now by no means a contradiction in this aspect of process engineering. Although the amount of capital spending on refrigeration systems that use natural refrigerants can be higher than that on other systems, their operating costs are much lower owing to their greater efficiency, their longer useful life, their lower maintenance costs and the lower cost of procuring and disposing of the refrigerant.

Economic Environment

The global economy has been growing steadily for the past two years or so. As the upturn continued, economic growth even accelerated in the fourth quarter – partly unexpectedly – in the US, the euro zone and Germany. Production increases remained strong in the emerging markets and even intensified in China. The upturn in the euro zone and Germany was largely driven by domestic demand after investment in plant and equipment grew particularly sharply. The current-account surplus also increased as exports grew more than imports. Medium- and long-term interest rates, which were still low on a long-term comparison, boosted economic activity. The autumn report issued by Germany's leading economic research institutes calculated real global GDP growth of 3.7 percent for 2006. Eurostat puts the increase in euro-zone GDP at 2.7 percent. The German Federal Statistical Office has revised upward its estimate of German GDP growth for 2006 to 2.7 percent owing to the stronger growth in the fourth quarter.

The German engineering sector achieved a new production record of an estimated EUR 158 billion in 2006 and therefore grew by seven percent in real terms. This industry is therefore undergoing its strongest period of growth for 25 years. The German Engineering Federation (VDMA) has calculated that orders from abroad grew by 14 percent and domestic orders increased by as much as 19 percent in 2006.

Performance of Discontinued Operations

Performance of discontinued	Lurgi		Lentjes		Zimmer	
operations (EUR million)	2006	2005	2006	2005	2006	2005
New orders	1,275.4	760.0	173.8	475.2	72.3	217.1
Sales	684.8	402.8	266.1	464.9	170.4	240.4
Order book	1,291.8	756.7	600.3	675.7	34.7	157.1
Earnings before tax	9.6	-1.1	-345.6	-15.8	-58.9	-3.2

Lurgi almost doubled its volume of new orders, in particular owing to strong demand for plant and equipment used to produce biofuels from renewable resources. The level of new orders received by Lentjes fell, partly as a result of the ongoing disposal process. Zimmer suffered a sharp drop in new orders due to competition from Asia. Fleissner GmbH, which belonged to Zimmer, was sold with effect from December 14, 2006. At the end of 2006, Zimmer's major operations were transferred to a new wholly-owned equity investment of Lurgi. These extra resources from Zimmer provide optimum support for Lurgi in handling its exceptionally high volume of new orders.

Because of the long throughput times involved, the growth in new orders at Lurgi did not yet translate significantly into sales.

The losses at Zimmer stemmed from the amortization of goodwill, the necessary provisions set aside for redundancy schemes, and value adjustments on non-current assets. Lentjes' financial results deteriorated sharply over the course of the year, which was attributable to losses on orders, the deterioration of orders, and expenses incurred for order-related lawsuits. The losses on orders stemmed largely from penalties for delays and the availability of plant and equipment.

As expected, Lurgi reported a positive earnings before tax figure in 2006 after many years of incurring losses. Deferred taxes were written down in connection with plans to sell Zimmer. In addition, deferred taxes recognized on domestic loss carryforwards were written down by the amount by which the useful life of these loss carryforwards will be reduced by the loss of the profit for tax purposes in Germany.

Business Performance
(Continuing Operations)

New orders

New orders (EUR million)	2006	2005	Change (%)
Customized Systems	877.8	743.9	18.0
Process Equipment	1,448.2	1,201.0	20.6
Process Engineering	2,264.2	1,542.8	46.8
Total	**4,590.1**	**3,487.7**	**31.6**
Eliminated and "Other"	387.8	195.9	98.0
GEA Group	**4,977.9**	**3,683.6**	**35.1**

In 2006 the GEA Group's continuing operations increased their volume of new orders by significantly more than EUR 1 billion, or 35.1 percent, from EUR 3,684 million to EUR 4,978 million. All segments achieved improvements. Acquisitions accounted for 3.6 percentage points of this growth. Exchange-rate movements had no impact on this trend.

The Customized Systems segment raised its new orders by 18.0 percent to EUR 877.8 million, with acquisitions contributing 3.4 percentage points of this growth. The construction sector, which had been in the doldrums for years, recovered, and the reluctance to invest in refrigeration systems, which was evident in 2004 and 2005, seems to be over. Both of the segment's divisions – Air Treatment and Refrigeration – achieved stronger growth than their respective markets. The comprehensive renewal of the Air Treatment division's product portfolio is yielding its first positive results in terms of business volumes.

The Process Equipment segment achieved a year-on-year improvement of 20.6 percent on what was already a high level, winning new orders worth EUR 1,448 million. Organic growth (excluding acquisitions) came to 19.6 percent. The Process Equipment division benefited from persistently strong demand – especially for plate heat exchangers – from the secondary energy market and the food industry. The Mechanical Separation division was once again very strong in its food, pharmaceuticals and biotechnology markets and was also highly successful in biofuels and marine products. The Dairy Farm Systems division increased its volume of new orders on the back of stronger-than-expected demand from the US and the rapidly growing Russian market.

The Process Engineering segment reported a sharp year-on-year increase, improving its volume of new orders by 46.8 percent to EUR 2,264 million. Both divisions – Energy Technology and Process Engineering – raised the value of their new orders to over EUR 1 billion each for the first time in their history. The Energy Technology division generated growth both in the market for power plant cooling and in process cooling, its second-largest market. The large number of new power plants being built in China – and in Europe once again – led to new orders, as did the persistently high global levels of capital investment in plant and equipment for producing and transporting gas. The Process Engineering division generated above-average sales growth in industrial powder technology and in the pharmaceutical and brewing industries, especially in the fast-growing markets of South America, Russia, India, China and the new EU member states. The division benefited from brisk demand for bioethanol plants and the successful integration of its acquisitions, which included the Germany-based Huppmann Group. In doing so, it strengthened its brewery business with one of the market's leading micro-brewing specialists and can now offer a full range of process engineering for breweries. Acquisitions accounted for 6.2 percentage points of this segment's growth.

Sales

Sales (EUR million)	2006	2005	Change (%)
Customized Systems	827.1	701.1	18.0
Process Equipment	1,374.6	1,119.3	22.8
Process Engineering	1,773.5	1,343.5	32.0
Total	**3,975.1**	**3,163.9**	**25.6**
Eliminated and "Other"	371.1	226.8	63.6
GEA Group	**4,346.2**	**3,390.7**	**28.2**

The GEA Group's continuing operations raised their sales by 28.2 percent year on year to EUR 4,346 million. Acquisitions accounted for 3.2 percentage points of this growth. The effect of exchange-rate movements was negligible. The sales growth reported in the Customized Systems (18.0 percent) and Process Equipment (22.8 percent) segments is roughly in line with the improvement in their volumes of new orders. In many cases the sharp rise in the volume of new orders received in 2006 will not feed through into sales for some time because the strongest growth was achieved by the Process Engineering segment, which also has the longest throughput times. Sales in the Process Engineering segment advanced by 32.0 percent. The increase in the "Other" segment is almost exclusively due to Ruhr-Zink, which raised its sales due to the high price of zinc.

Order book

Because of the large volume of new orders received in 2006, the GEA Group's order book at December 31, 2006 amounted to EUR 2,085 million, an increase of 39.4 percent on the end of 2005 (EUR 1,496 million). The growth achieved in all segments is well above the increases in new orders and sales. The company's full order books meant that its order book coverage increased further year on year.

Order book (EUR million)	12/31/2006	12/31/2005	Change (%)	Coverage (months) [1] 2006	2005
Customized Systems	229.2	173.3	32.3	3.3	3.0
Process Equipment	382.6	310.5	23.2	3.3	3.3
Process Engineering	1,428.0	945.8	51.0	9.7	8.4
Total	**2,039.9**	**1,429.6**	**42.7**	**6.2**	**5.4**
Eliminated and "Other"	45.3	66.5	-31.9	1.5	3.5
GEA Group	**2,085.2**	**1,496.2**	**39.4**	**5.8**	**5.3**

1) Order book at year-end in relation to sales; calculation based on 30 days per month and 360 days per year

Results of operations

The GEA Group's earnings before interest and tax (EBIT) from its continuing operations in 2006 came to EUR 298.2 million, an improvement of EUR 72.9 million, or 32.3 percent, on the previous year (EUR 225.3 million). All segments contributed to this growth, albeit to varying degrees. Information on the EBIT margin (EBIT as a percentage of sales) is presented below.

(EUR million)	EBIT 2006	EBIT margin (%)	EBIT 2005	EBIT margin (%)	Change in EBIT (absolute)
Customized Systems	56.8	6.9	47.4	6.8	9.4
Process Equipment	154.0	11.2	126.7	11.3	27.3
Process Engineering	110.3	6.2	96.1	7.2	14.2
Total	**321.2**	**8.1**	**270.2**	**8.5**	**51.0**
Other [1]	8.8	2.1	-7.0	-2.6	15.8
Holding company	-31.8	-	-37.9	-	6.1
GEA Group EBIT	**298.2**	**6.9**	**225.3**	**6.6**	**72.9**

1) incl. effects of consolidation

The Customized Systems segment increased its EBIT slightly more than its sales. This profitability growth in 2006 was driven solely by the Refrigeration division, which benefited from an improving market environment and significantly raised its productivity. The Air Treatment division was unable to improve its earnings in 2006 because its product portfolio was extensively renewed and, consequently, it suffered a temporary fall in productivity due to start-up costs.

Overall the Process Equipment segment maintained its EBIT margin at a high level. The Dairy Farm Systems division improved its profitability, benefiting from the productivity growth at its new state-of-the-art facility in Bönen, Germany. The Process Equipment division turned in a good performance on the back of strong demand for its products. Start-up costs for new production sites and the expansion of capacities prevented it from generating disproportionately strong earnings growth. The Mechanical Separation division had to write down the value of inventories in the US. Its earnings were also affected by the disproportionate growth in its lower-margin business in new equipment and machinery.

Although the Process Engineering segment also raised its earnings before interest and tax in absolute terms, its margin narrowed. Earnings in the Energy Technology division were depressed by one-off quality-related costs. The Process Engineering division's margin declined owing to the first-time consolidation of the recently acquired Huppmann Group, which generated sales of roughly EUR 50 million and, as expected, did not manage to turn a profit.

The sharp rise in the cost of materials, especially metals, was largely – although not fully – passed on to customers in the form of price increases in the core businesses. This was one of the main reasons why the EBIT margin on the core businesses deteriorated slightly. Usually the gross margin and EBIT margin will fall even if the increase in the cost of materials can be passed on in full. However, the EBIT margin on the core businesses would have risen if they had been able to pass on all of the increase in their cost of materials.

Ruhr-Zink, which is reported in the "Other" segment, made a valuable contribution to earnings as it benefited from the higher price of zinc.

As holding-company costs fell, the EBIT margin on continuing operations improved to 6.9 percent.

Key figures on results of operations (EUR million)	2006	2005	Change (absolute)	Change (%)
Sales	4,346.2	3,390.7	955.5	28.2
EBITDA	372.3	285.0	87.3	30.6
EBIT	298.2	225.3	72.9	32.3
Earnings before tax	253.7	180.8	73.0	40.4
Income taxes	-66.3	-40.4	-25.9	-64.2
Net income on continuing operations	187.4	140.4	47.1	33.5
Net loss on discontinued operations	-475.6	-204.6	-271.0	-132.4
Net loss	-288.2	-64.3	-223.9	-348.3

The EBIT for the Group includes depreciation and amortization of EUR 74.1 million (2005: EUR 59.7 million). The interest expense of EUR 65.3 million (2005: EUR 64.5 million) includes EUR 20.6 million representing the interest cost of pension obligations (2005: EUR 21.9 million) and the cost of investments held by discontinued operations with GEA Group AG amounting to EUR 22.1 million (2005: EUR 15.4 million).

The income tax liability of EUR 66.3 million comprises current taxes of EUR 46.0 million and deferred taxes of EUR 20.3 million. The net income from continuing operations then comes to EUR 187.4 million, which translates into earnings per share of EUR 1.00.

Allowing for the necessary value adjustments on deferred taxes, the discontinued operations posted a net loss of EUR 475.6 million, which amounts to a loss of EUR 2.53 per share. Consequently, the GEA Group reports a net loss of EUR 288.2 million, which equates to a loss of EUR 1.53 per share.

Financial position

Summary cash flow statement (EUR million)	2006	2005 (adjusted)	Change (absolute)	2005 (reported)
Cash flow from operating activities	114.3	187.5	-73.2	187.5
ROCE (%)	12.8	10.2	-	10.2
Cash flow from investing activities	-86.4	-135.6	49.2	-135.6
Free cash flow	27.9	51.9	-24.0	51.9
Cash flow from financing activities	-111.0	-215.5	104.5	-221.9
Net position of continuing operations	167.8	255.9	-88.1	351.4
Net position of discontinued operations	324.2	95.6	228.6	0.0
Gearing (%)	-39.0	-22.2	-	-22.2

The cash flow of EUR 114.3 million from operating activities was reduced by around EUR 95 million as a result of the losses incurred in the Plant Engineering units. Excluding this effect, the cash flow from operating activities came to EUR 209.3 million; in 2005 it had amounted to only EUR 52.0 million on a like-for-like basis. This sharp increase in operating cash flow was attributable in equal measure to the three core segments owing to their strong business performance and disproportionately low growth in working capital. Taken together, these units improved cash flow by around EUR 224 million year on year. The cash flow from operating activities generated by discontinued operations in 2005 includes the Plant Engineering units and the Plastics division, which was sold in 2005.

The cash flow from investing activities amounted to a net cash outflow of EUR 86.4 million (2005: net outflow of EUR 135.6 million). While EUR 100.0 million – a year-on-year increase of EUR 11.3 million – was invested in property, plant and equipment and intangible assets in 2006, cash payments for acquisitions fell year on year to EUR 22.2 million. The most important acquisitions in 2006 were Denco Building Services Ltd. and Huppmann AG. Cash payments for acquisitions in 2005 amounted to EUR 58.5 million and essentially related to Flatplate Inc. and the 2H Kunststoff Group. The net cash inflow of EUR 22.3 million from discontinued operations includes the proceeds from the sale of Fleissner GmbH.

Financial liabilities were reduced by a further EUR 35.7 million in 2006, which was mainly due to the repayment of a long-term note loan. This contributed to lowering interest payments on external loans by EUR 0.7 million to EUR 17.8 million year on year. The dividend payment for 2005 reduced the cash flow from financing activities to a net cash outflow of EUR 111.0 million. Cash and cash equivalents decreased accordingly to EUR 260.1 million at December 31, 2006. The overall net position improved significantly from EUR 351.4 million in 2005 to EUR 491.9 million in 2006, while gearing (net position divided by equity) improved to minus 39.0 percent from minus 22.2 percent at the end of 2005.

The net position of the GEA Group – including discontinued operations – improved by EUR 140.5 million from EUR 351.4 million at December 31, 2005 to a total of EUR 491.9 million. During the course of 2006 the GEA Group discontinued the system of cash clearing with the entities in the Plant Engineering segment that were up for sale. These companies had externally invested cash and cash equivalents of EUR 324.2 million at the balance sheet date. The net position of continuing operations consequently amounted to EUR 167.8 million. The cash and cash equivalents of discontinued operations are reported on the face of the balance sheet as assets held for sale. Overall, the net financial position of discontinued operations came to EUR 805 million.

At December 31, 2006, banks had granted GEA Group AG credit lines to borrow cash funds of EUR 859.6 million. As GEA Group AG only had bank debt of EUR 18.6 million in the form of a long-term amortizing loan to fund an acquisition, the unutilized portion of its cash credit lines amounted to EUR 841.0 million. This includes a syndicated loan facility of EUR 500.0 million that was originally granted in 2005. After Moody's, the credit rating agency, had raised GEA Group AG's rating to Baa3 "outlook stable" in the first quarter of 2006 so that, like Fitch, it too now awarded the GEA Group an investment-grade credit rating, the benign credit and capital market environment enabled the company to have its syndicated loan facility repriced in July 2006. The GEA Group managed to agree much more favorable terms for this credit line, which now runs for another five years, with the essentially unchanged syndicate consisting of over 20 German and international financial institutions. In addition, banks granted subsidiaries direct cash credit lines totaling EUR 172.1 million, EUR 93.4 million of which was not utilized. Furthermore, the GEA Group had performance bonds, advance payment guarantees and warranty obligation guarantees of EUR 2,306 million available, EUR 1,072 million of which was not utilized.

The GEA Group uses factoring and leasing. The obligations arising from leases and rentals are explained in section 7.4 of the notes to the consolidated financial statements.

Net assets

Summary balance sheet (EUR million)	12/31/2006	% of total assets	12/31/2005 (adjusted)	% of total assets	Change (%)	12/31/2005 (reported)
Assets						
Non-current assets	2,248.9	45.4	2,274.3	47.5	-1.1	2,460.8
thereof goodwill	1,250.8	25.3	1,217.7	25.4	2.7	1,280 3
thereof deferred taxes	431.8	8.7	517 1	10.8	-16.5	581.0
Current assets	2,119.1	42.8	1,944.7	40.6	9.0	2,300 7
Assets held for sale	583.5	11.8	565 9	11.8	3.1	23.4
Total assets	**4,951.4**	**100.0**	**4,784.9**	**100.0**	**3.5**	**4,784.9**
Equity and liabilities						
Equity	1,261.5	25.5	1,584.1	33.1	-20.4	1,584.1
Non-current liabilities	876.1	17.7	878 3	18.4	-0.2	1,085.8
thereof deferred taxes	47.5	1.0	26.4	0.6	80.0	39.9
Current liabilities	1,870.8	37.8	1,536.1	32.1	21.8	2,102.1
Liabilities related to assets held for sale	943.0	19.0	786.4	16.4	19.9	12.9
Total equity and liabilities	**4,951.4**	**100.0**	**4,784.9**	**100.0**	**3.5**	**4,784.9**

IFRS 5 states that assets and liabilities held for sale should be reported separately on the face of the balance sheet. Because the figures for the previous year are not restated, the comparability of the changes in the individual balance sheet items is limited. Consequently, the individual items of the prior-year balance sheet in the table above have been adjusted for the assets and liabilities of discontinued operations and aggregated into one line for each of the balance sheet dates.

Total assets grew by around three percent due to the significant expansion in business volumes, although this growth was disproportionately low. The increase of some EUR 33 million in goodwill to EUR 1,251 million resulted from acquisitions, which are explained in section 5 of the notes to the consolidated financial statements. Net deferred taxes at December 31, 2006 had decreased by EUR 106.4 million since the end of 2005. This reduction is primarily attributable to the write-down of deferred tax assets on loss carryforwards and to the discontinuation of the future usability of temporary differences. The sharp rise in business volumes in the core segments and the related increase in working capital were the main reasons for the growth in current assets and liabilities.

Equity decreased by EUR 322.6 million to EUR 1,261.5 million. This was largely due to the fact that the net income of EUR 187.4 million on continuing operations did not compensate for the net loss of EUR 475.6 million on discontinued operations. The companies acquired in 2006 contributed to an overall increase of roughly EUR 86 million in total assets. Information on the assets and liabilities of discontinued operations is presented in section 6.10 of the notes to the consolidated financial statements.

General Statement on Business Performance

The 2006 fiscal year exceeded the Executive Board's expectations in terms of continuing operations.

Last year the company continued to expand its volume of new orders year on year, increasing its sales accordingly. Its EBIT and earnings before tax exceeded its targets in absolute terms. The core segments were not always able to pass on all of the higher cost of materials to their customers. In addition, price concessions had to be granted in some business lines, occasionally causing margins to deteriorate slightly.

Taken together, the discontinued operations performed much worse than expected. Whereas Lurgi even managed to exceed its forecasts in some cases, Lentjes incurred extremely heavy losses on the processing of contracts. Although Zimmer posted an operating profit, the goodwill amortization and write-down on deferred taxes it had to report meant that it reported a significant loss overall. On balance, therefore, the GEA Group reports a net loss for the year despite the encouraging performance of its continuing operations.

The GEA Group's position in the specialty mechanical engineering market improved further. Its focus on these core operations following the forthcoming disposal of the Plant Engineering segment, coupled with the excellent order situation at the beginning of this year, will continue to enhance the performance of its business.

Employees

Employees in the GEA Group, excl. trainees	12/31/2006	12/31/2005
Customized Systems	4,930	4,281
Process Equipment	6,155	5,695
Process Engineering	5,879	5,028
Total	**16,964**	**15,004**
Other	509	602
GEA Group	**17,473**	**15,606**
Pro forma: Plant Engineering	1,777	1,989

Excluding the effect of changes in the group of consolidated companies, the number of employees rose by 622 in the year under review. A total of 838 people joined the GEA Group as a result of acquisitions at the respective acquisition date. Productivity (gross income per employee) increased by 10.1 percent in 2006 to EUR 111,000 (2005: EUR 100,800). At December 31, 2006 the GEA Group employed 470 apprentices and trainees compared with 389 at the same point in 2005. The trainee-to-staff ratio of 5.1 percent in Germany (2005: 4.8 percent) is evidence of the importance that the GEA Group attaches to professional training and development. The GEA Group sees this training ratio, which is again in excess of its own requirements, as part of its social responsibility. The Executive Board would like to thank all employees of the GEA Group for their dedication and valuable contribution. Our thanks also go to the employee representatives, both in Germany and abroad, for their constructive contribution to meeting our shared objectives.

Employees by region, excl. trainees (%)


■ 2006 □ 2005
37
40
11
10
2
39
41
12
6
2
Germany
Europe
Americas
Asia, Oceania
Africa

The aim of human resources (HR) activities is to help increase the value of the company. To this end the GEA Group developed and introduced its Human Capital Cockpit during the reporting period. This provides managers with an innovative tool for comprehensively assessing and coordinating HR activities both qualitatively and quantitatively. In addition to the data it provides, the Human Capital Cockpit is used to identify potential risks at the earliest-possible stage and thus enables the appropriate corrective action to be taken.

Innovative system of key performance indicators introduced

Additional incentive scheme for executives

On July 1, 2006 the company launched a new long-term remuneration program entitled GEA Performance Share Plan for executives of the first and second management levels. The aim of this program is to link remuneration to the company's long-term performance and to align executives' interests with those of shareholders.

To take part in this program, executives must invest their own money in GEA Group AG shares amounting to 20 percent of their alloted performance shares and then hold these shares throughout the three-year term of the program. At the end of the first tranche on June 30, 2009, the performance of the GEA Group's shares in relation to the MDAX determines how many performance shares are paid out. The number of performance shares issued is then multiplied by the GEA Group's average share price over the last three months of the program. The figure thus calculated is the amount paid out.

Resolved Litigation

In connection with the integration of Westfalia Separator AG into GEA AG in 1995, an appeal concerning the appropriateness of the compensation offered to the shareholders of Westfalia Separator AG has been terminated.

The original court ruling was amended in favor of GEA Group AG by the regional appeal court in Düsseldorf in its ruling of March 31, 2006. The provisions set aside on the basis of the assessment conducted by experts at the time of the original trial have proved to be adequate to pay the compensation required by the appeal court's ruling.

GEA Group Aktiengesellschaft

Financial position

The purpose of the following presentation of the parent company's financial position and financial performance is to help explain management's proposal for the appropriation of profits and losses.

The risks and opportunities facing the GEA Group have a direct impact on the profits and losses of GEA Group AG through the profit and loss transfer agreements with all significant companies in Germany and in the form of the dividends paid by companies abroad.

In 2006 the close connection between the holding company and business operations was loosened in favor of a fully decentralized management structure in close proximity to the operating units. As part of this reorganization, beneficial ownership of the 16 previous operating units of GEA Group AG was transferred as non-cash contributions, without impacting on the income statement, to the subsidiaries that until then had run these businesses in their own name but for the account of GEA Group AG with commercial effect from January 1, 2006. This brought the restructuring of the former mg Group that had started in 2002 into line with new requirements. At the time, these operating units had been transferred and the trust structure set up to reduce the number of administrative levels, streamline management structures and to link the former holding companies mg technologies ag and GEA AG more closely to business operations. Furthermore, the former mg Group wanted to protect itself against tax law amendments that were being discussed at the time. Once the company had been restructured as a focused, highly profitable specialty engineering group, its operationally centralized management structure was no longer appropriate. The fact that the holding company now concentrates on strategic management issues and that operational responsibility has been clearly allocated to the operating units has further simplified the structure of the GEA Group.

To improve comparability, the prior-year figures have been restated to reflect the fact that the aforementioned business operations had been transferred back. Where the prior-year figures are restated, the profits and losses of these business operations are reported as investment income.

Net assets and financial position of GEA Group AG (HGB) (EUR million)	12/31/2006	12/31/2005 adjusted	12/31/2005
Assets			
Intangible assets	0.5	0.3	77.3
Property, plant and equipment	15.8	22.8	77 8
Financial assets	2,145.6	1,666.4	1,667 1
Non-current assets	**2,161.9**	**1,689.5**	**1,822.2**
Inventories	0.0	0.0	165 5
Receivables and other assets	402.0	651.9	865.3
Securities	65.9	67.2	75.8
Cash and cash equivalents	140.8	177.9	183 2
Current assets	**608.7**	**897.0**	**1.289.8**
Prepaid expenses	**0.9**	**0.6**	**2.2**
Total	**2,771.5**	**2,587.1**	**3,114.2**
Equity and liabilities			
Issued capital	496.9	496.9	496.9
Additional paid-in capital	250.8	250 8	250.8
Reserve for treasury shares	65.3	65 3	65.3
Distributable profit	3.7	22 0	22.0
Equity	**816.7**	**835.0**	**835.0**
Provisions	**436.5**	**363.2**	**706.1**
Liabilities	**1,518.2**	**1,388.8**	**1,572.3**
Deferred income	**0.1**	**0.1**	**0.8**
Total	**2,771.5**	**2,587.1**	**3,114.2**

The holding companies GEA Process Technology GmbH, Bochum; Grasso GmbH Refrigeration Technology, Berlin; and GEA Luftkühler Holding GmbH, Bochum, were merged with GEA Group AG with commercial effect from January 1, 2006. As a result of these mergers, GEA Group AG acquired a total of 28 equity investments in other GEA companies. These mergers have been accounted for as acquisitions that are not recognized in income, with the respective hidden reserves and debts of the assets and liabilities acquired being identified.

Like-for-like total assets increased slightly year on year. The sharp rise of EUR 479.2 million in financial assets is largely attributable to the revenue-neutral mergers of intermediate holding companies, the resultant identification of hidden reserves, and the contribution of Lurgi AG's shares at their market value to GEA Energietechnik Anlagen- und Betriebs-GmbH at December 31, 2006.

Receivables from subsidiaries, which are reported as receivables and other assets, declined by EUR 258.4 million as a result of the mergers. Cash and cash equivalents declined by EUR 37.1 million and were used to repay non-current liabilities to banks.

The EUR 73.3 million increase in provisions to EUR 436.5 million is mainly attributable to the contingent liabilities. The increase of EUR 164.7 million to EUR 1,485 million in liabilities to subsidiaries resulted from the subsidiaries' improved levels of liquidity, which gave rise to subsidiaries' investments with GEA Group AG.

Performance of GEA Group AG (EUR million)	12/31/2006	12/31/2005 adjusted	12/31/2005
Sales	**0.0**	**0.0**	**1,909.7**
Increase/reduction in inventories of finished goods and work in progress	0.0	0.0	-100.2
Other own work capitalized	0.0	0.0	1.4
Other operating income	53.7	53.7	106.2
Cost of materials	0.0	0.0	-1,110.7
Staff costs	-22.3	-19.9	-406.3
Depreciation and amortization	-9.8	-1.2	-50.9
Other operating expenses	-149.4	-91.5	-388.9
Net investment income	161.4	125.3	114.9
Net interest expense	-25.5	-19.7	-27.6
Impairment of financial assets	-7.7	-0.6	-1.1
Profit from ordinary activities	**0.4**	**46.1**	**46.5**
Income taxes	0.1	0.0	-0.4
Net income	**0.5**	**46.1**	**46.1**
Profit/loss carried forward	3.2	-14.0	-14.0
Addition to reserve for treasury shares	0.0	-10.1	-10.1
Distributable profit	**3.7**	**22.0**	**22.0**

Other operating income remained unchanged at EUR 53.7 million. Other operating expenses increased by EUR 57.9 million to EUR 149.4 million as a result of the recognition of provisions for contingent liabilities. Net income from investments essentially comprises EUR 203.4 million (2005: EUR 244.4 million) in dividends and profits transferred from subsidiaries, losses from plant engineering, and the net income from the contribution of Lurgi AG's shares at their market value to GEA Energietechnik Anlagen- und Betriebs-GmbH. Net interest expense deteriorated by EUR 5.8 million, primarily owing to the loss of interest income from the companies merged in 2006.

Because GEA Group AG has purely been a management holding company since the reorganization described above, the cash flow summary given below is only meaningful to a limited extent.

(EUR million)	2006
Cash flow from operating activities	-183.3
Cash flow from investing activities	-27.1
Cash flow from financing activities	173.1

The net cash outflow from operating activities was attributable to cash-effective losses at Lentjes and to non-cash income. The net cash outflow from investing activities relates to cash payments for the purchase of financial assets. This outflow of cash and the repayment of bank loans were financed by investments held by subsidiaries. This resulted in a net cash inflow from financing activities.

As things stand, there are no risks that might jeopardize the continued existence of GEA Group AG.

Proposed appropriation of profit

According to HGB, GEA Group Aktiengesellschaft as at December 31, 2006 recorded a distributable profit of EUR 3.7 million. The Executive Board and the Supervisory Board will propose to the Annual Shareholders' Meeting that the distributable profit be carried forward to the next period.

Supplemental information

Composition of subscribed capital and restrictions on rights

The subscribed capital of GEA Group AG remained unchanged at EUR 496,890,000 as at December 31, 2006. It consists of 194,366,618 no-par-value common bearer shares. The rights and obligations conferred by these shares are derived from the German Stock Corporation Act (AktG). The Executive Board is not aware of any restrictions on voting rights or the transfer of shares.

Including voting rights held via subsidiaries, Allianz AG (Königinstrasse 28, 80802 Munich, Germany) holds 10.1 percent of the share capital of GEA Group AG. Subsidiaries of Allianz AG that in total hold over 10 percent of the voting rights either directly or indirectly are Aiolos Vermögensverwaltungsgesellschaft OHG (Königinstrasse 28, 80802 Munich, Germany), Dresdner Bank Aktiengesellschaft (Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany) and Allianz Finanzbeteiligungs GmbH (Königinstrasse 28, 80802 Munich, Germany).

Legislation governing the appointment and removal of Executive Board members as well as amendments to the articles of incorporation

Members of the Executive Board are appointed and removed pursuant to sections 84 and 85 AktG.

Section 20 subparagraph 1 of the articles of incorporation of GEA Group AG states that amendments to the articles of incorporation, where legally permissible, may be adopted by a simple majority of the voting rights present at the vote. Section 21 of the articles of incorporation states that the Supervisory Board is authorized to adopt amendments and additions to the articles of incorporation that only affect their wording. Amendments to the articles of incorporation are also governed by section 179 AktG.

Authorizations for the Executive Board to issue and repurchase shares

Information on conditional capital and authorized capital can be found in the section on equity (section 7) in the notes to the consolidated financial statements.

GEA Group AG was authorized by a resolution adopted by the Annual Shareholders' Meeting on May 4, 2006 to purchase its own shares amounting to up to a total of 10 percent of its share capital pursuant to section 71 (1) No. 8 AktG. At December 31, 2006 the company continued to hold 6,421,002 shares (3.3 percent), which consequently reduce the authorization to 6.7 percent. The authorization is valid until November 4, 2007. The shares may be purchased through the stock market or by means of a public purchase offer to all shareholders.

The Executive Board is authorized, with the consent of the Supervisory Board, to sell the company's own shares it has purchased or to retire all or some of them without any further resolution being adopted by the Annual Shareholders' Meeting. Further details of the resolution adopted by the Annual Shareholders' Meeting can be found in the invitation to the meeting, which was published in the electronic Federal Gazette on March 27, 2006.

Material agreements conditional on a change of control following a takeover bid

In the event of a change of control, individual lenders under the syndicated loan facility of EUR 500 million can prevent any new borrowing (except for rollover loan facilities). The syndicate banks may call in any amounts already being borrowed and terminate the respective credit line by giving 20 days' notice.

The lender under a guarantee facility of US$ 100 million for subsidiaries in the US may, in the event of a change of control, demand negotiations on new agreements within 30 days. If no agreement is reached, the lender may demand collateral security for all outstanding bonds with immediate effect.

A change of control is generally deemed to have occurred if the majority of voting rights or shares in the company have been transferred to a single person or group of persons.

Executive Board remuneration and compensation agreements with members of the Executive Board

The total remuneration package paid to members of the Executive Board consists of a number of components. Details of the breakdown and amounts of remuneration paid to each Executive Board member are given in the remuneration report, which forms part of the chapter "Corporate Governance Report, including Remuneration Report" on page 50 et seq. This remuneration report has been audited and forms part of the management report.

Details of compensation agreements between the company and members of the Executive Board in the event of a change of control are given on page 51 et seq. of the remuneration report.

Opportunities and Risks Report

Risks and risk management system

The risk management system used by the GEA Group covers all companies in the Group. Quarterly and internal ad-hoc risk reports throughout the Group ensure that decision-makers are promptly informed about any risks of future development. Risk management tools such as the Risk Assessment and Advisory Committee (RAAC) and a reporting system with consolidated budget accounts, monthly consolidated financial statements and regular review meetings are used to identify and analyze the various risks. The special requirements of project-related business are taken into account by the use of "risk boards". Before any offer is submitted, specialists from various departments examine orders carefully to ensure that no risky projects are taken on. The GEA Group's risk management system therefore not only provides early identification of risks jeopardizing the continued existence of the company as prescribed in the German Control and Transparency of Companies Act (KonTraG). It also captures all risks that could materially impair the Group's results of operations. The application of the risk management system is regularly reviewed by internal audit to ensure that risk management remains effective. At present there is no evidence of any risks that might jeopardize the continued existence of the GEA Group as a going concern. Adequate provision for all risks identified in day-to-day business was made when the consolidated financial statements were prepared, insofar as the risks concerned were subject to reporting requirements. The following section contains details of current risks.

General statement on the risk position and changes compared with 2005

2006 saw specialty mechanical engineering deliver a very strong performance. The level of new orders received ensured that all segments were fully employed. The GEA Group's discontinued operations gave rise to a number of risks that have been included in its financial results. The fact that discontinued operations are likely to be sold significantly improves the Group's risk profile. As things stand overall, there are no risks that might jeopardize the continued existence of the GEA Group.

External risks

Risks arising from the economic environment

The prices of commodities – especially stainless steel, zinc and copper of the qualities and specifications relevant to the GEA Group – rose sharply in 2006. In the vast majority of cases, these price increases were compensated for in the company's selling prices. We are assuming that these high prices will persist in 2007 because of the continued strong demand. We are not expecting any significant impact on the Group's profitability because ongoing master agreements include price escalation clauses. Country-specific conflicts – such as the recent standoff with Iran – that could pose political risks for the GEA Group are constantly monitored as part of our risk management process, although this type of risk can be difficult to quantify. However, we are not expecting risks with any significant impact on the Group's earnings.

Sectoral risks

The GEA Group and its divisions serve a large number of markets, many of them subject to differing investment and innovation cycles. Although risks specific to certain sectors and regions may thus have an adverse effect on the profits of individual divisions, we only expect them to have a limited impact on the results of the Group as a whole.

Legal risks

The bankruptcy administrator for Polyamid 2000 AG is demanding from GEA Group AG, and from three other companies in the Group, the repayment of the purchase price for the construction of a carpet recycling plant amounting to EUR 164.6 million including VAT. The main claim of the bankruptcy administrator is that the contract for the construction of the plant was null and void because of failure to comply with the regulations on post-formation acquisitions stipulated in the German Stock Corporation Act (AktG). The action was dismissed by the court of both first instance and second instance. The claimant has lodged an appeal with Germany's Federal Court of Justice.

In connection with the conclusion of the control and profit-transfer agreement between mg technologies ag and GEA AG in 1999, an appeal is still pending before the regional court in Dortmund regarding the appropriateness of the exchange offer made to shareholders of GEA AG.

After the squeeze-out resolution adopted by the Annual Shareholders' Meeting of GEA AG on April 28, 2005 was entered in the commercial register, several shareholders lodged an appeal with the regional court in Dortmund and requested that the court rule on the appropriate cash payment for the GEA AG shares transferred to mg technologies ag.

Plant-engineering subsidiaries are faced with sector-specific lawsuits concerning the acceptance and settlement of orders; the amounts in dispute here can go into many millions of euros in some cases.

Further legal proceedings or official investigations have been instituted or may be instituted against companies of the GEA Group as a result of previous disposals and their ongoing business operations.

Appropriate provision has been made for risks arising from litigation. It is not possible to predict the outcome of individual cases with any degree of certainty. Consequently the GEA Group cannot exclude the possibility that in some cases the completion of these proceedings may give rise to expenses that exceed the provisions set aside for such purposes.

Internal risks

Business-performance risks

In 2006 the risks attaching to our discontinued operations – as discussed in this management report and in last year's report – materialized. Once these negative effects at Lentjes had been analyzed, weaknesses were systematically identified and eliminated. Appropriate provision for all risks has been made on the balance sheet. Nonetheless, unforeseen problems with the processing of orders can jeopardize the profitability of these orders. As the GEA Group focuses on the Customized Systems, Process Equipment and Process Engineering segments, its risk profile will improve. The lower complexity, smaller order volumes and shorter project periods in these segments will reduce their potential business-performance risks compared with Plant Engineering. Risks arising from individual contracts play less of a role for the Customized Systems and Process Equipment segments because of the nature of their business activities. In the Process Engineering segment, by contrast, the risks arising from individual orders are higher. This segment is concerned with process plant involving, among other things, the manufacture of knowledge-intensive core components. Some of the contracts have a throughput time of more than 12 months and include assembly and commissioning of major components and plant.

Financial risks

Basic principles of financial risk management

The Executive Board has created an appropriate set of rules in the form of guidelines to control financial risks across the Group and thereby hedge, or strictly limit, the risks involved. From a risk management viewpoint, these rules clearly define the objectives for the protection of assets, the elimination of gaps in security, and efficiency improvements in the identification and analysis of risks, together with the relevant organizational forms, responsibilities and authority. The rules follow the principles of function separation, transparency, prompt documentation, and system security.

In addition to primary instruments, the GEA Group is allowed to use various derivative financial instruments, such as currency forwards, currency options, interest-rate and currency swaps, and commodity futures. Derivative financial instruments are used solely to hedge existing or planned underlying transactions and help mitigate the price risk of currencies, interest rates and commodities.

When using such financial instruments, the GEA Group is exposed to a credit risk that arises from the possibility that a counterparty will fail to meet its contractual obligations, and therefore its maximum amount is the positive fair value of the relevant financial instrument. Because these financial instruments are only entered into with reputable financial institutions that have excellent credit standings, the risk of default is very low.

Currency risk

Because of the international nature of our business, our cash flows are denominated not just in euros but also in a number of other currencies, especially the US dollar. Hedging the resultant exchange-rate risk forms a major part of our risk management operations.

A standardized Group-wide policy forms the basis of the GEA Group's centralized currency management strategies. This states that all Group companies must hedge their foreign-exchange exposures at the time they arise. The aim of such hedging is to lock in prices based on fixed exchange rates as a form of protection against adverse exchange-rate movements in future. The hedging periods are determined by the term to maturity of the underlying transaction. The term of currency derivatives used is usually no more than 12 months, but may go well beyond this period in exceptional cases. Although currency risk on individual contracts is usually excluded by means of hedging, significant medium- and long-term movements in exchange rates can influence sales opportunities outside the euro zone.

Subsidiaries based in the euro zone are obliged to tender all outstanding exposures relating to transactions in goods or services in the major transaction currencies to the Finance department at head office. Most of these tendered exposures are passed on directly to banks, provided that their maturities are matched and depending on the derivatives' hedging purpose and the related nature of their accounting treatment; otherwise they can be hedged as part of a portfolio. The hedging of financial transactions and transactions conducted by our subsidiaries outside the euro zone is also closely coordinated with the Finance department at head office. Contracts in emerging markets are usually invoiced in US dollars or euros.

Interest-rate risk

Because of the international nature of our business, the GEA Group raises liquidity and invests funds in the international money and capital markets in various currencies – mainly euros and US dollars – and with varying maturities.

The resultant financial liabilities and investments are in general exposed to interest-rate risk. The objective of our centralized interest-rate management strategy is to evaluate, manage and optimize this interest-rate risk. In order to hedge this risk, we can use derivative financial instruments on a case-by-case basis to minimize the interest-rate volatility and financing costs of the underlying transactions. Only the Finance department at head office is allowed to enter into such interest-rate instruments. There were no material interest-rate risks at the balance sheet date.

Risks on commodity derivatives

Apart from entering into firm delivery and purchase agreements, some companies in the GEA Group use derivative financial instruments to mitigate the volatility of commodity prices. Although this hedging is conducted on a decentralized basis, these companies' use of financial derivatives is governed by strict rules. Only marketable instruments are used, such as commodity futures, spot deals in conjunction with forward transactions, and the purchase of options.

Credit risk

The GEA Group has put in place a comprehensive risk management system for lending to subsidiaries. This specifies individual credit limits for each company that are regularly monitored and are adjusted to reflect the level of risk and requirements.

Risks attaching to subsidiaries are managed using a Group-wide planning and reporting system that comprises fully consolidated budget accounts, monthly consolidated financial statements and regular discussions of business performance at review meetings.

The GEA Group monitors and evaluates the credit risk attaching to customer receivables on a decentralized basis and limits some of the risk by using trade credit insurance.

Taxation risks

The applicable national tax legislation can affect the usability of loss carryforwards and thus both the value of deferred taxes capitalized in the GEA Group and current taxation. A possible cut in the rate of German corporation tax as part of the corporate tax reforms planned by the government for the years starting in 2008 could reduce the domestic deferred taxes reported by GEA Group AG. It is not yet possible to quantify the effects of these measures. The usability of US loss carryforwards can also be restricted by changes in GEA's shareholder structure, since the provision of section 382 of the IRC (Change of Ownership) applies to GEA Group AG in the US. In addition, the parlous state of Germany's public finances and the ongoing need for reform continue to create considerable uncertainty about the country's tax legislation.

Opportunities

In almost all areas, the GEA Group's core segments are among the global leaders in their fields based on the numerous unique technologies and specific expertise that they have developed. The companies in the GEA Group are active in international growth markets for the most part. Given this background, the GEA Group will outperform the sector average in benefiting from the expected continued rapid expansion of the global economy. The sustained growth of major economies over the next few years, especially in Asia, will continue to boost demand for energy and affect the price of, and demand for, fossil fuels. Industries that produce and process energy will continue to grow in 2007. This includes fairly new technologies in the field of renewable resources such as biodiesel and bioethanol plants. As in 2006, the Process Equipment and Process Engineering segments will benefit more than most from this trend.

The sustained economic growth in the highly populous BRIC countries (Brazil, Russia, India and China) continues to boost purchasing power there, which is benefiting the food and pharmaceutical industries in particular. It is mainly our companies in the Process Equipment and Process Engineering segments that are active in these areas, offering a broad range of products and system solutions. The rising sales potential in these key target markets will continue to drive growth in both of these segments.

The court ruled in favor of GEA Group AG in the arbitration proceedings against US-based Flex-N-Gate Corp., Urbana, Illinois, on September 15, 2006. This ruling means that Flex-N-Gate is obliged to compensate GEA Group Aktiengesellschaft for the losses it incurred in connection with the collapse of the sale of the Dynamit Nobel Plastics business to Flex-N-Gate in the autumn of 2004. On December 20, 2006 – within the prescribed period – FNG filed a petition with the regional appeal court in Frankfurt am Main to have the aforementioned ruling overturned. As things stand we do not believe this appeal has much chance of success. The amount of any compensation to be paid to GEA Group AG will not be decided until the second part of the arbitration proceedings.

Events after the Balance Sheet Date

We have reached agreement, in principle, on the disposal of Lurgi AG, Frankfurt am Main; Lurgi Inc., Memphis/USA; and Lentjes GmbH, Ratingen.

Once the disposal has been completed, GEA Group AG will retain some of the risks, especially those arising from the settlement of loss-making legacy contracts in the Energy and Environment business.

GEA Group AG announced on March 1, 2007 that it planned to acquire Procomac S.p.A, Sala Baganza/Italy, a company that develops and constructs bottling plants for food and beverage production worldwide, in April 2007. This deal is subject to the usual closing conditions, including approval by the antitrust authorities. Procomac employs 540 people and generated sales of approximately EUR 115 million in 2006.

Outlook

Economy

The joint autumn report published by Germany's leading economic research institutes forecasts that although global economic growth will slow slightly, it will remain strong overall. It predicts that real global GDP will grow by 3.1 percent in 2007, while the euro-zone economy is forecast to grow by 2.1 percent in 2007. In its annual economic report the German government predicts that the German economy will grow by 1.7 percent in 2007. According to the autumn report, investment in machinery and equipment in the domestic German market, which is key to our business, will continue to grow strongly, in part because depreciation allowances will be reduced at the start of 2008.

We believe that global growth in excess of three percent in real terms is feasible for 2008 and beyond. However, two major economies that act as key growth drivers for the global economy are being dogged by uncertainty at present. There are signs of an economic slowdown in the US as all-important consumer spending is being weakened by high energy prices and sharp corrections in the housing market. The Chinese economy is teetering on the brink of overheating. Nonetheless, a number of indicators – including the prospect of interest rates that are at least no longer rising and the high levels of liquidity in the financial markets – suggest that growth is likely to continue in all regions of the world. Strong growth is also expected to continue in the emerging markets of Asia and eastern Europe. But the US, Japan and the euro zone could also achieve sustained growth rates in the region of two to three percent.

However, the geopolitical situation poses a significant risk to the global economy. The nuclear ambitions of Iran and North Korea and the confrontations that these could cause, the conflicts in the Middle East and international trade disputes already present a serious threat to economic growth. Further exogenous shocks could come from tight restrictions on oil and gas supplies and terrorist attacks.

The German Engineering Federation (VDMA) is forecasting output growth of four percent for 2007. It believes the industry's order books will ensure high capacity utilization well beyond the first half of the year. Given the high export ratio of 77.4 percent achieved in 2006, the VDMA expects to see further modest growth outside Germany, although it also believes that domestic business is continuing to pick up.

The GEA Group's most important markets – food and beverages, energy, chemicals/petrochemicals and pharmaceuticals – will continue to grow over the next few years because they are essentially being driven by the world's growing population and rising personal incomes, especially in the emerging markets. Growing demand for processed foodstuffs, medicines and energy will boost demand for process engineering. This will benefit the GEA Group, which has a sizeable market presence in these areas.

GEA Group's strategy over the next two years

Once it has sold its Plant Engineering operations, the GEA Group will concentrate on expanding its core competency of process engineering. Organic growth and acquisitions will boost its new orders and sales in equal measure. Building on the solid market presence it has already established, the GEA Group will focus more on qualitative earnings growth than it has in the past.

Business outlook

The Executive Board expects the volume of new orders received in 2007 and 2008 to increase slightly on the already very high level of EUR 5.0 billion achieved in 2006. Based on the sales of EUR 4.3 billion generated in 2006, the Executive Board is forecasting sales growth of between five percent and ten percent in each of the next two years. EBIT should continue to grow stronger than sales. This will apply especially to the core segments where, based on an EBIT figure of EUR 321.2 million, we aim to raise the EBIT margin from eight percent at present to almost ten percent over the next three years. All three core segments will contribute to this performance. In 2007 we should see substantial improvements primarily in the Air Treatment, Mechanical Separation and Energy Technology divisions, whose earnings were depressed by one-off events in 2006.

Providing that the economy continues to perform well, the Executive Board expects the EBIT margin for the GEA Group as a whole to improve from 6.9 percent at present to over eight percent in the next three years.

The Executive Board expects the capital investment ratio for property, plant and equipment to be two percent of sales for 2007, rising slightly over the next few years.

Given the nature of our business, our cost of materials will continue to account for well over half of our sales in the coming years. Although we plan to reduce this cost ratio from 58 percent at present to 55 percent for 2007 and 2008, we expect commodity prices to continue to rise, albeit at a slower rate.

The disposal of the Plant Engineering business will reduce the net position by around EUR 500 million. Some of these cash outflows will persist until after 2008. Given the positive cash flow from continuing operations forecast for 2007 and 2008, the net position excluding acquisitions will improve significantly on a like-for-like basis.

From today's perspective, we expect that the company will resume dividend payments for 2007.

Bochum, March 19, 2007

The Executive Board



Alternative energy forms

Biodiesel, bioethanol and biogas are becoming increasingly important compared with conventional fossil fuels. GEA Group companies such as Westfalia Separator, GEA Wiegand and Canada-based Barr-Rosin are responding to this trend by providing industry with new impetus in the form of innovative methods and process lines. GEA Wiegand, for example, is designing industrial plant that will use ethanol in the fuel sector. Thermal coupling is used to achieve extremely low energy consumption. Equally great potential is offered by the use of biomass as a raw material in primary industries, the pharmaceutical industry, polymer chemistry and the food industry. In this field of "white" biotechnology, the GEA Group's companies develop new processes that use existing basic technologies. The GEA Group offers a wide range of technologies and is a global leader in key areas such as vaporization, crystallization, drying, distillation, and mechanical separation.

Corporate Governance Report, including Remuneration Report

Transparent, responsible corporate management and control that is designed to add value over time is a high priority at GEA Group Aktiengesellschaft (GEA Group AG). The management of the Group follows recognized principles of corporate governance and to a very large degree ensures compliance with the proposals and recommendations in the German Corporate Governance Code as amended on June 12, 2006.

Corporate management and control: Executive Board and Supervisory Board

The Executive Board of GEA Group AG, comprising four members, is the body responsible for the executive management of the Group. The Supervisory Board advises and monitors the Executive Board.

As a result of the "status proceedings" (Statusverfahren) required by German law and initiated at the beginning of 2006, the Supervisory Board has consisted of twelve members since the end of the Annual Shareholders' Meeting on May 4, 2006. Half of the twelve members are shareholder representatives and the other half are employee representatives. The employee representatives were confirmed in their posts by the regular elections held on January 25, 2007. The Executive Board and the Supervisory Board work closely together to the benefit of the company. Their common objective is to achieve a sustained increase in enterprise value.

The Executive Board makes regular, timely and comprehensive reports to the Supervisory Board concerning all relevant corporate planning and strategic development issues, the performance of business and the overall position of the Group, including the risk position. The articles of incorporation and rules of internal procedure require that important transactions be submitted to the Supervisory Board for its approval. The work of the Supervisory Board is supported by committees, namely the Chairman's Committee and the Audit Committee. The responsibilities of the Strategy Committee were transferred to the Chairman's Committee in May 2006. The report of the Supervisory Board on page 141 et seq. of this annual report gives further details of the board's activities.

Responsible handling of risk

GEA Group AG is a fast-growing enterprise. However, sustained growth can only be achieved if, in addition to considering the rewards, the management of the business identifies and takes appropriate account of the risks involved in its entrepreneurial activities. Effective risk management is therefore one of the core elements of corporate governance at GEA Group AG. Further information on risk management can be found on page 35 et seq. of this annual report.

Transparency of accounting and auditing

GEA Group AG undertakes to ensure transparency in its financial reporting. The consolidated financial statements are published according to International Financial Reporting Standards (IFRSs). The parent company's single-entity financial statements are prepared in accordance with the German Commercial Code (HGB). The Supervisory Board engages the auditors elected by the Annual Shareholders' Meeting and, under the auspices of the Audit Committee, sets the auditors' schedule and fees. In doing so it ensures that the auditors' work is not compromised by conflicts of interest.

Extensive reporting

GEA Group AG communicates openly, actively and comprehensively. Shareholders, shareholder organizations, analysts and interested members of the public are regularly and promptly informed on equal terms by GEA Group AG about matters concerning the position of the company and material changes to the business. The company website is an important medium for this purpose. It contains annual reports and interim reports, press releases, ad-hoc statements and other disclosures required by the German Securities Trading Act, and other relevant information. The Group also organizes regular analysts' meetings, press conferences, and events for investors.

Directors' dealings and shareholdings

In 2006, GEA Group AG reported the following directors' dealings (the buying or selling of the company's shares by directors or other persons subject to reporting requirements) pursuant to section 15a of the German Securities Trading Act (WpHG):

Transaction date	Name	Function/status	Number of shares	Share price (EUR, rounded)	**Total value (EUR)**
March 20, 2006 Sale	Dr. Jürgen Heraeus	Chairman of the Supervisory Board	20,600	13.96	**287,577.65**
March 20, 2006 Sale	Dr. h. c. Beate Heraeus	Wife of the Supervisory Board chairman	3,000	13.96	**41,880.24**
March 20, 2006 Sale	Birgit Heraeus	Daughter of the Supervisory Board chairman	1,700	13.96	**23,732.14**
March 20, 2006 Sale	Alexandra Heraeus	Daughter of the Supervisory Board chairman	1,700	13.96	**23,732.14**
March 24, 2006 Sale	Dr. Otto Happel	Member of the Supervisory Board	38,944,123	14.00 (off-exchange)	**545,217,722.00**
March 24, 2006 Purchase	Pictor Capital Ltd.	Company closely related to Dr. Otto Happel (member of the Supervisory Board)	38,944,123	14.00 (off-exchange)	**545,217,722.00**
March 27, 2006 Sale	Pictor Capital Ltd.	Company closely related to Dr. Otto Happel (member of the Supervisory Board)	38,944,123	13.60 (off-exchange)	**529,640,072.80**
June 14, 2006 Purchase	Dr. Jürgen Heraeus	Chairman of the Supervisory Board	17,300	11.57	**200,161.00**
June 14, 2006 Purchase	Jürg Oleas	Chairman of the Executive Board	4,000	11.76	**47,040.00**
June 15, 2006 Purchase	Hartmut Eberlein	Member of the Executive Board	5,000	12.19	**60,950.00**
June 16, 2006 Purchase	Jürg Oleas	Chairman of the Executive Board	2,000	12.99	**25,980.00**
July 17, 2006 Purchase	Peter Schenk	Member of the Executive Board	5,430	11.86	**64,399.80**
August 18, 2006 Purchase	Jürg Oleas	Chairman of the Executive Board	10,000	12.54	**125,400.00**
December 7, 2006 Purchase	2-gather GmbH	Company closely related to Dr. Jürgen Heraeus (chairman of the Supervisory Board)	16,000	15.56	**248,972.32**

The company also published all dealings on its website.

The total shares in GEA Group AG held by all Executive Board and Supervisory Board members amount to less than one percent of the shares issued by the company.

Stock-based remuneration program for company executives

On July 1, 2006 GEA Group AG launched a new long-term stock-based remuneration program entitled GEA Performance Share Plan for all executives of the first and second management levels. Details of this program can be found on page 30 of the management report and in note 7.3.4 of the consolidated financial statements of this annual report.

Code of conduct

The Executive Board and the Supervisory Board have established a code of conduct that requires the Group's business activities to comply with all legislation and high ethical standards and is binding on all members of staff. A Chief Compliance Officer has been appointed to monitor the principles laid down in the code of conduct and reports regularly to the Audit Committee. A Compliance Officer has also been appointed for each division and for each operating company in the "Other" segment. The company has published the code of conduct on its website at Investor Relations/Corporate Governance.

Declaration of compliance

On November 28, 2006 the Executive Board and the Supervisory Board of GEA Group AG issued the following declaration of compliance, which has been made permanently available to shareholders on the company's website at www.geagroup.com:

GEA Group AG complies with the recommendations of the German Corporate Governance Code as amended on 12 June 2006 with the following exception:

- The compensation of the Supervisory Board members does not provide for a performance-related component (Code item 5.4.7, para. 2, first sentence).

From the Declaration of Compliance dated 23 February 2006 onwards GEA Group AG has complied with the recommendations of the German Corporate Governance Code in its respectively valid version, with the exception stated below:

- The compensation of the Supervisory Board members did not provide for a performance-related component (Code item 5.4.7, para. 2, first sentence 1).

Bochum, 28 November 2006

For the Supervisory Board	For the Executive Board	
Dr. Jürgen Heraeus	Jürg Oleas	Hartmut Eberlein

Remuneration Report (Part of the Management Report)

Executive Board remuneration

The remuneration paid to the members of the Executive Board is composed of both performance-related and non-performance-related components.

The non-performance-related basic remuneration is a fixed amount that is paid as a monthly salary. In addition, the members of the Executive Board receive an allowance toward the cost of their pensions against presentation of a receipt (up to half of the maximum contribution prescribed by statutory pension insurance funds) as well as non-cash remuneration essentially consisting of the use of a company car (the value of which is recognized in accordance with tax rules), the reimbursement of the cost of maintaining two households, and accident insurance premiums.

The performance-related remuneration consists of the bonus. The bonus is generally determined by the achievement of profit-related and personal targets that are specified in individual agreements. Furthermore, Messrs. Eberlein, Moll and Schenk can be granted an additional discretionary bonus if their individual performance adds exceptional value for the company's shareholders. The company's Supervisory Board decides whether such a discretionary bonus should be granted and, if so, how much it should be. Performance targets are generally based on the company's earnings per share and the performance of its share price in relation to the MDAX index. The performance targets agreed for Messrs. Moll and Schenk are also based on the pre-tax profits achieved by the operating units under their control.

Executive Board members Oleas and Schenk held a total of 60,000 option rights from the sixth tranche (2003/2006) of the company's stock option program, which finally expired in the second quarter of 2006. As the program target was not achieved, these option rights expired. Further information on the expired stock option program can be found on page 76 et seq. of the 2005 annual report of GEA Group AG. The Executive Board did not receive any rights under the new long-term stock-based remuneration program entitled GEA Performance Share Plan.

Some members of the Executive Board have pension entitlements. Their contractual pension entitlements are based either on individually agreed fixed amounts or on amounts that increase in line with period of service but are capped at a certain level. In individual cases there are also entitlements accruing from contribution to a pension scheme in the form of deferred compensation. The pensions contractually promised to Messrs. Oleas, Moll and Schenk are paid when their contracts as Executive Board members end on or after their 62nd birthdays or they become permanently unable to work. Mr. Oleas receives his pension if his employment contract has run for at least 15 years and ends before the above preconditions are met. In this event or if he becomes permanently unable to work, his pension is paid as a transitional measure until he reaches his 62nd birthday; this amount is reduced by the full amount of any severance payment and – up to his 62nd birthday – any other income from activities commenced after he left the company, but by no more than half of the transitional pension payment for the year in question. If Mr. Oleas' contract as an Executive Board member ends before one of the aforementioned preconditions is met, he will be entitled to a pro rata annual pension that is calculated based on a maximum possible service period of 180 months. If Mr. Schenk leaves the company between his 58th birthday and his 62nd birthday because his employment contract is not extended through no fault of his own, he will immediately start to receive a retirement pension, which will be paid until the end of the month in which he turns 62. The amount of this pension will depend on the ratio of his actual period of service to his maximum possible service period and is capped at a certain level. The full amount of any severance payment is offset against this pension. The regular pensions paid to Messrs. Oleas and Moll will be adjusted annually for inflation in line with the consumer price index. If Mr. Moll leaves the company as a result of a change of control at a plant-engineering company, he will retain a vested pension right - irrespective of when he leaves and how much of his maximum possible period of service he has worked - amounting to his pension entitlement at November 30, 2008, which corresponds to the maximum annual pension he can currently achieve.

All members of the Executive Board are entitled to contribute to a pension scheme in the form of deferred compensation. They can only do so by paying their own contributions, as the company does not pay any subsidies. So far only Messrs. Eberlein and Schenk have contributed to this scheme and acquired pension entitlements accordingly. The company has set aside pension reserves to cover the future entitlements of Executive Board members.

The amounts allocated to these pension reserves for current members of the Executive Board during the reporting year are listed individually in the table below in accordance with IFRS. The relevant amounts consist of the service cost and the interest cost.

The members of the Executive Board have varying change-of-control clauses written into their contracts. Under the previous contractual arrangement, if there had been a change of control at the company (which was deemed to be the case if a new or existing shareholder in the company had held more than 50 percent of the company's voting capital, if the company had been merged with another company or if another company had acquired most of the company's assets), the chief executive officer (CEO) would have been entitled, within three months of the change of control, to terminate his employment contract by giving two months' notice to the end of a month and to step down from his post on the Executive Board. He would still have been entitled to terminate his contract if the Supervisory Board had revoked his appointment as CEO or if his working relationship with the Supervisory Board had been irreparably damaged. However, this would not have applied if, as a result of his own actions or omissions that were inconsistent with the duties specified in his contract, Mr. Oleas had been at least partly responsible for the breakdown in this relationship. If he had elected to terminate his contract, he would have been paid for the remaining term of the contract up to December 31, 2007. This compensation would have been calculated based on the amount of his base salary at the time he terminated his contract – without any discounts or offsetting of any other income, but also excluding any bonuses. Mr. Oleas has now retroactively – with effect from January 1, 2007 – waived the aforementioned rights to terminate his contract. This waiver does not apply if his appointment as CEO is revoked. His contract is now governed by change-of-control arrangements already applicable to the other members of the Executive Board, which are described below. If, as a result of a change of control,

Mr. Oleas, Mr. Eberlein, Mr. Moll or Mr. Schenk are removed as Executive Board members of the company or their contracts as Executive Board members are terminated by mutual consent within six months of the change of control, the bonuses paid for the respective financial year – where legally permissible, especially pursuant to section 87 (1) AktG – will amount to at least EUR 850,000 gross for Mr. Oleas, at least EUR 340,000 gross for Mr. Eberlein, at least EUR 425,000 gross for Mr. Moll and at least EUR 510,000 gross for Mr. Schenk. A change of control within this meaning is deemed to have occurred as soon as the company is notified that an investor holds 50 percent (or 75 percent) or more of the company's voting capital pursuant to section 21 WpHG, or an affiliation agreement is concluded with the company as a controlled enterprise pursuant to sections 291 et seq. AktG, or it is decided with legally binding effect to integrate the company into another organization pursuant to section 319 AktG or to change the company's legal form pursuant to the Transformation Act (UmwG).

The total remuneration paid to the current Executive Board members of GEA Group AG amounted to EUR 6.401 million in 2006 (2005: EUR 5.221 million) and, in addition to a fixed payment of EUR 3.001 million (2005: EUR 3.041 million), contained a variable bonus of EUR 3.400 million (2005: EUR 2.181 million).

The tables below give details of the base salary, bonus, other forms of remuneration and the pension entitlements for each member of the Executive Board.

The table below shows the remuneration paid to each member of the Executive Board in 2006:

(EUR)	Base salary	Bonus	Non-cash remuneration	Pension allowance	Total
Jürg Oleas	1,020,000.00	1,000,000.00	61,092.29	-	**2,081,092.29**
Hartmut Eberlein	400,000.08	900,000.00	14,929.80	6,142 56	**1,321,072.44**
Klaus Moll	680,000.04	500,000.00	55,517.77	6,142.56	**1,241,660.37**
Peter Schenk	600,000.00	1,000,000.00	25,696.97	6,142.56	**1,631,839.53**
Subtotal	**2,700,000.12**	**3,400,000.00**	**157,236.83**	**18,427.68**	**6,275,664.63**
Other [1]	124,999.92	-	-	507.00	**125,506.92**
Total	**2,825,000.04**	**3,400,000.00**	**157,236.83**	**18,934.68**	**6,401,171.55**

1) The figures shown under "Other" relate to the back-payment of Mr. Schenk's base salary for the entire 2005 fiscal year in May 2006 and to the back-payment of Mr. Eberlein's pension allowance for December 2005.

Pension entitlements of each member of the Executive Board in 2006

(EUR)	Annual pension entitlement (at 12/31/2006) (annual entitlement at time of take-up)	Vested annual pension entitlement at 12/31/2006	Amount allocated to pension reserves (IFRS) in 2006
Jürg Oleas	220,000.00	83,111.11	191,613.00
Hartmut Eberlein [1]	4,147.00	4,147.00	6,865.00
Klaus Moll	108,000.00	73,500.00	207,871.00
Peter Schenk	179,094.00	142,219.00	102,623.00
Total	**511,241.00**	**302,977.11**	**508,972.00**

1) Mr. Eberlein's pension entitlement is based solely on the contributions he pays into a pension scheme in the form of deferred compensation

Remuneration paid to former Executive Board members or their surviving dependants

Former members of the Executive Board or their surviving dependants received remuneration of EUR 2.810 million (2005: EUR 4.638 million) from GEA Group AG and payments of EUR 6.317 million (2005: EUR 8.227 million) from the GEA Group. GEA Group AG accrued pension reserves according to IFRS of EUR 26.113 million (2005: EUR 26.292 million) for former members of the Executive Board or their surviving dependants; the GEA Group accrued pension reserves of EUR 58.179 million (2005: EUR 59.771 million) for these persons.

Remuneration paid to the Supervisory Board

The expenses incurred for the Supervisory Board amounted to EUR 726,000 in 2006 (2005: EUR 956,000). Section 15 (1) of the articles of incorporation states that members of the Supervisory Board each receive fixed annual remuneration of EUR 30,000, payable after the end of each year, in addition to reimbursement of their out-of-pocket expenses. The chairman of the Supervisory Board receives two-and-a-half times this amount and the deputy chairman one-and-a-half times this amount. Section 15 (2) of the articles of incorporation states that members of the Chairman's Committee and of the Audit Committee each receive EUR 25,000. The chairmen of each of these committees receive twice this amount. No separate remuneration is or was paid to members of the Mediation Committee or of the recently dissolved Strategy Committee. Members who join or leave the Supervisory Board or its committees during the year are paid only pro rata temporis for the period of their membership. The remuneration paid to members of the Supervisory Board contains no performance-related element.

The table below gives details of the remuneration paid to each member of the Supervisory Board, the Chairman's Committee and the Audit Committee for 2006:

(EUR)	Remuneration for Supervisory Board	Remuneration for Chairman's Committee	Remuneration for Audit Committee	**Totals for 2006**
Dr. Heraeus	75,000.00	50,000.00	25,000.00	**150,000.00**
Siegers	45,000.00	25,000.00		**70,000.00**
Ammer	30,000.00	8,493.15		**38,493.15**
Bastaki	30,000.00			**30,000.00**
Delaveaux	10,191.78		8,493.15	**18,684.93**
Erler	2,547.95			**2,547.95**
Gröbel	30,000.00	25,000.00		**55,000.00**
Dr. Happel	10,191.78	8,493.15		**18,684.93**
Hunger	30,000.00	4,931.51		**34,931.51**
Kämpfert	26,958.90			**26,958.90**
Prof. Krebs	2,547.95			**2,547.95**
Kruse	10,191.78			**10,191.78**
Dr. Kuhnt	30,000.00		50,000.00	**80,000.00**
Löw	26,958.90		16,575.34	**43,534.24**
Dr. Perlet	30,000.00	16,575.34		**46,575.34**
Dr. Rittstieg	10,191.78			**10,191.78**
von Sperber	2,547.95			**2,547.95**
Stöber	30,000.00		25,000.00	**55,000.00**
Graf von Zech	30,000.00			**30,000.00**
Total	**462,328.77**	**138,493.15**	**125,068.49**	**725,890.41**

No advances, loans or guarantees were granted to directors of GEA Group AG. No remuneration or benefits were paid to members of the Supervisory Board for personal services rendered, such as consultancy, mediation or agency services.



High-tech ensuring top-quality food

The food industry is one of the GEA Group's most important and diverse markets. The dairy industry alone generates some EUR 650 million of its total sales. The GEA Group's companies cover the entire process chain of milk production on farms and milk processing at dairies. Roughly one in four liters of cow's milk worldwide is produced using milking equipment from GEA Group subsidiary WestfaliaSurge. WestfaliaSurge is the world's second-largest supplier of dairy farm systems. Every one of the GEA Group's divisions can offer products or services connected with milk processing. The dairy industry will continue to provide sustained growth stimulus for the GEA Group. The reasons for this are the constant growth in milk production, the growing global demand for process engineering, increasing consumption of refined dairy products, and the structural changes taking place in the European dairy industry, which requires large amounts of capital spending on plant and equipment. Cutting-edge plant and equipment will determine the success of the dairy industry: greater value will be added by further differentiation of flavors, innovative dairy produce with health-enhancing properties, and the automation of production – a trend that is evident in all countries where per capita milk consumption is already high.

Financial Statements

Consolidated Balance Sheet
at December 31, 2006

The accompanying notes are an integral part of these consolidated financial statements.

Assets

(EUR thousand)	Note	12/31/2006	12/31/2005
Property, plant and equipment	6.1	404,927	412,753
Investment property	6.2	56,869	55,303
Goodwill	6.3	1,250,763	1,280,333
Other intangible assets	6.3	41,280	24,876
Investments in enterprises reported at equity	6.4	10,876	20,804
Other non-current financial assets	6.5	52,343	85,825
Deferred taxes	8.7	431,825	580,954
Non-current assets		**2,248,883**	**2,460,848**
Inventories	6.6	531,794	422,127
Trade receivables	6.7	1,163,512	1,225,670
Income tax assets	6.8	17,162	6,408
Other current financial assets	6.5	146,501	181,755
Cash and cash equivalents	6.9	260,101	464,739
Current assets		**2,119,070**	**2,300,699**
Assets held for sale	6.10	**583,476**	**23,358**
Total assets		**4,951,429**	**4,784,905**

The accompanying notes are an integral part of these consolidated financial statements

Equity and liabilities

(EUR thousand)	Note	12/31/2006	12/31/2005
Issued capital		496,890	496,890
Additional paid-in capital		1,077,076	1,077,076
Retained earnings		-249,149	58,086
Accumulated other comprehensive income		327	16,418
Treasury shares		-65,263	-65,263
Minority interest		1,582	884
Equity	7.1	**1,261,463**	**1,584,091**
Non-current provisions	7.2	287,576	280,801
Non-current obligations to employees	7.3	509,676	695,764
Non-current financial liabilities	7.4	17,585	59,778
Other non-current liabilities	7.7	13,766	9,489
Deferred taxes	8.7	47,535	39,931
Non-current liabilities		**876,138**	**1,085,763**
Current provisions	7.2	321,262	265,775
Current obligations to employees	7.3	165,814	139,715
Current financial liabilities	7.4	89,674	98,127
Trade payables	7.5	707,027	836,298
Income tax liabilities	7.6	29,098	22,106
Other current liabilities	7.7	557,964	740,087
Current liabilities		**1,870,839**	**2,102,108**
Liabilities related to assets held for sale	6.10	**942,989**	**12,943**
Total equity and liabilities		**4,951,429**	**4,784,905**

Consolidated Income Statement
for the year ended December 31, 2006

The accompanying notes are an integral part of these consolidated financial statements.

(EUR thousand)	Note	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Sales	8.1	4,346,201	3,390,735
Cost of sales		-3,232,233	-2,475,722
Gross profit		**1,113,968**	**915,013**
Selling expenses		-396,163	-355,024
Administrative expenses		-391,178	-349,378
Other income	8.2	60,732	68,599
Other expenses	8.3	-89,893	-59,705
Net loss/income on enterprises reported at equity		-359	5,752
Other financial income	8.5	2,338	2,014
Other financial expenses	8.6	-1,251	-1,927
Earnings before interest and tax (EBIT)		**298,194**	**225,344**
Interest and similar income	8.5	20,798	19,889
Interest expense and similar charges	8.6	-65,262	-64,479
Earnings before tax on continuing operations		**253,730**	**180,754**
Income taxes	8.7	-66,307	-40,391
thereof current taxes		-46,031	-27,248
thereof deferred taxes		-20,276	-13,143
Net income on continuing operations		**187,423**	**140,363**
Net loss on discontinued operations	4	**-475,647**	**-204,649**
thereof gains/losses on disposals		0	-175,104
thereof income taxes		-92,328	-70,095
Net loss		**-288,224**	**-64,286**
thereof minority interest		215	2,198
thereof attributable to shareholders of GEA Group Aktiengesellschaft		-288,439	-66,484

(EUR)			
Basic earnings per share	8.8	**-1.53**	**-0.35**
thereof on continuing operations		1.00	0.74
thereof on discontinued operations		-2.53	-1.09
Diluted earnings per share		**-1.53**	**-0.35**
Weighted average number of shares outstanding (million)		**188.0**	**188.0**

Consolidated Cash Flow Statement
for the year ended December 31, 2006

The accompanying notes are an integral part of these consolidated financial statements.

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Net loss	-288,224	-64,286
plus income taxes	66,307	40,391
plus net loss on discontinued operations	475,647	204,649
Earnings before tax on continuing operations	253,730	180,754
Net interest expense	44,464	44,590
Earnings before interest and tax (EBIT)	**298,194**	**225,344**
Depreciation, amortization, impairment and reversal of impairment on non-current assets	73,918	58,001
Other non-cash income and expenses	840	-1,575
Obligations to employees	-35,183	-32,072
Change in provisions	13,876	34,695
Gains/losses on disposal of non-current assets	-1,592	-16,554
Change in inventories, incl. unbilled PoC receivables [1]	-66,045	-9,894
Change in trade receivables	-107,610	-116,543
Change in trade payables	86,436	-64,959
Change in other operating assets and liabilities	-15,282	7,355
Tax payments	-38,258	-31,808
Net cash flow from operating activities of discontinued operations	-95,015	135,479
Cash flow from operating activities	**114,279**	**187,469**
Proceeds from disposal of non-current assets	8,154	60,101
Cash payments for purchase of property, plant and equipment and intangible assets	-100,009	-88,708
Cash payments for purchase of non-current financial assets	-5,801	-17,550
Acquisition of minority interest in GEA AG (squeeze-out)	0	-37,072
Proceeds from disposal of securities	0	50,802
Interest and dividend income	11,183	17,717
Cash payments for acquisitions	-22,288	-58,535
Net cash flow from investing activities of discontinued operations	22,349	-62,335
Cash flow from investing activities	**-86,412**	**-135,580**
Dividend paid by GEA Group AG for 2005	-18,795	0
Cash payments for purchase of treasury shares	0	-679
Change in finance lease liabilities	-1,820	-882
Cash receipts from finance facilities	7,476	60,906
Cash payments for redemption of finance facilities, incl. bonds	-35,700	-329,485
Interest payments	-17,760	-18,472
Net cash flow from financing activities of discontinued operations	-44,449	73,068
Cash flow from financing activities	**-111,048**	**-215,544**
Exchange-rate-related and other changes in cash and cash equivalents	-2,187	4,571
Change in unrestricted cash and cash equivalents	**-85,368**	**-159,084**
Unrestricted cash and cash equivalents at beginning of year	424,363	583,447
Adjustment of unrestricted cash and cash equivalents of discontinued operations at beginning of year	-86,755	0
Unrestricted cash and cash equivalents at end of year	**252,240**	**424,363**
Restricted cash and cash equivalents	7,861	40,376
Cash and cash equivalents reported on the face of the balance sheet	**260,101**	**464,739**

1) Including advances received

Consolidated Statement of Changes in Equity

at December 31, 2006

The accompanying notes are an integral part of these consolidated financial statements.

(EUR thousand)	No. of shares	Issued capital	Additional paid-in capital	Retained earnings
Balance at 12/31/2004	**188,020,616**	**496,890**	**1,077,076**	**124,570**
Net loss				-64,286
Minority interest				-2,198
Accumulated other comprehensive income/loss				
Total income and expense for the year				
thereof minority interest				
thereof attributable to shareholders of GEA Group AG				
Purchase of treasury shares				
Acquisition of minority interest in GEA AG (squeeze-out)				
Deduction of minority interest due to disposal				
Change in other minority interest				
Balance at 12/31/2005	**187,945,616**	**496,890**	**1,077,076**	**58,086**
Net loss				-288,224
Minority interest				-215
Accumulated other comprehensive income/loss				
Total income and expense for the year				
thereof minority interest				
thereof attributable to shareholders of GEA Group AG				
Dividend paid by GEA Group AG				-18,795
Change in other minority interest				
Balance at 12/31/2006	**187,945,616**	**496,890**	**1,077,076**	**-249,149**

	Accumulated other comprehensive income/loss					
	Cumulative translation adjustment	Available-for-sale securities	Hedge accounting	Treasury shares	Minority interest	Total
	-10,721	**318**	**10,043**	**-64,584**	**38,897**	**1,672,489**
						-64,286
					2,198	-
	34,319	518	-18,059		-270	16,508
						-47,778
						1,928
						-49,706
				-679		-679
					-14,540	-14,540
					-24,453	-24,453
					-948	-948
	23,598	**836**	**-8,016**	**-65,263**	**884**	**1,584,091**
						-288,224
					215	-
	-29,255	-631	13,795		49	-16,042
						-304,266
						264
						-304,530
						-18,795
					434	434
	-5,657	**205**	**5,779**	**-65,263**	**1,582**	**1,261,463**

1. Reporting Principles

Basis of presentation

Basis of presentation: These consolidated financial statements have been prepared pursuant to section 315a of the German Commercial Code ("consolidated financial statements according to International Accounting Standards") in accordance with the International Financial Reporting Standards (IFRSs) and the relevant interpretations of the International Accounting Standards Board (IASB), as applicable under Regulation No. 1606/2002 of the European Parliament and Council concerning the adoption of International Accounting Standards in the EU.

Although the following accounting standards and interpretations as well as amendments to existing standards had already been published, they did not yet have to be adopted for the preparation of IFRS consolidated financial statements for the year ended December 31, 2006:

- **IFRS 7** Financial Instruments: Disclosures
- **IFRS 8** Operating Segments
- **IFRIC 7** Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- **IFRIC 8** Scope of IFRS 2
- **IFRIC 9** Reassessment of Embedded Derivatives
- **IFRIC 10** Interim Financial Reporting and Impairment
- **IFRIC 11** IFRS 2 Group and Treasury Share Transactions
- **IFRIC 12** Service Concession Arrangements
- **Amendment of IAS 1** Presentation of Financial Statements – Capital Disclosures

The mandatory first-time adoption of the new and amended standards and the new interpretations is not expected to have a material impact on the consolidated financial statements.

The consolidated financial statements have been prepared in euros. All amounts, including the figures for the previous year, are stated in thousands of euros (EUR thousand). All amounts have been rounded. Consequently, differences between the sum of individual values and the total value could be in the order of EUR 1,000.

For reasons of clarity, various items on the face of the consolidated balance sheet and the consolidated income statement have been reported as one item and explained accordingly in the notes. Assets and liabilities are classified as either "current" or "non-current". The income statement has been prepared under the cost-of-sales method.

The cash flow statement is prepared under the indirect method with respect to cash flow from operating activities and under the direct method with respect to cash flow from investing and financing activities.

Since the decision was taken to sell three of the Plant Engineering segment's four divisions, these divisions' assets and liabilities have been reported on the face of the balance sheet as assets held for sale and as liabilities related to assets held for sale. Comparability with the previous year's balance sheet is therefore limited. Comparability in the case of the income statement and the cash flow statement is not, however, impaired because the income and expenses as well as the cash flows of this segment are presented separately from those of continuing operations.

The Executive Board approved these consolidated financial statements on March 19, 2007 for publication.

2. Summary of Significant Accounting Policies

Scope of consolidation

All material companies in which GEA Group Aktiengesellschaft (hereinafter referred to as "GEA Group AG") holds a majority of voting rights either directly or indirectly or in other respects can directly or indirectly exert a controlling influence over their financial and business policy are consolidated. Subsidiaries are fully consolidated from the point at which the possibility of a controlling influence has passed to the GEA Group. They are deconsolidated from the point at which the controlling influence ends.

Subsidiaries acquired are accounted for under the purchase method. The cost of the acquisition is measured according to the cash and cash equivalents transferred and the fair value of assets transferred, equity instruments issued and liabilities assumed at the time of the transaction, plus the costs directly attributable to the acquisition. Assets, liabilities and contingent liabilities identifiable as part of a business combination are measured at their fair value at the time of the transaction for the purposes of first-time consolidation, irrespective of any minority interest.

The cost of purchase in excess of the acquired subsidiary's fair-value net assets is recognized as goodwill. If the cost of the purchase is lower than the acquired subsidiary's fair-value net assets, the difference is shown on the face of the income statement.

Intercompany assets and liabilities as well as gains and losses on transactions between Group enterprises are eliminated with the exception of income and expenses arising between continuing and discontinued operations.

Consolidated subsidiaries with a different balance sheet date from that of the parent company have been consolidated on the basis of interim financial statements at December 31.

In addition to GEA Group AG, 70 German (2005: 78) and 247 foreign subsidiaries (2005: 238) have been consolidated at December 31, 2006. During the course of 2006, 26 subsidiaries were consolidated for the first time and 10 were deconsolidated. Mergers reduced the number of consolidated companies by a further 15. Overall, the number of consolidated companies therefore increased year on year by one to 317.

123 subsidiaries are not consolidated (2005: 124) because their influence, even together, on the true and fair presentation of the Group's financial position and financial performance is not material.

Joint ventures

The option to measure investments in joint ventures under the equity method has been utilized.

Three investments in joint ventures (2005: three) have been consolidated at the balance sheet date.

Investments in associates

Material investments in enterprises over which a significant influence can be exerted are measured at equity. They are accounted for at cost. Associates are enterprises over which a Group company can exert a significant influence through its involvement in the associate's decision-making processes on financial or business policy. This affects enterprises in which the GEA Group holds between 20 percent and 50 percent of the voting rights either directly or indirectly.

Associates' gains or losses attributable to the Group are recognized on the face of the income statement; the Group's share of changes in associates' reserves not taken to income is reported under reserves. If the Group's share of an associate's losses exceeds the carrying amount of its net investment in the associate, no further losses are recognized. Any goodwill arising on acquisition is recognized in the carrying amount of the investment.

Where necessary, associates' accounting policies are modified to ensure consistent accounting policies throughout the Group.

18 investments in associates (2005: 22) have been consolidated at equity at the balance sheet date. Including changes of status, there were three additions and seven disposals.

A list of some material subsidiaries can be found in the list of major shareholdings after the notes to the consolidated financial statements. A full list of shareholdings is published in the electronic Federal Gazette pursuant to section 325 of the German Commercial Code (HGB).

Currency translation

The enterprises in the GEA Group prepare their annual financial statements based on their respective functional currencies.

Foreign-currency transactions conducted by consolidated enterprises are translated into the functional currency at the exchange rate prevailing at the time of the transaction. Monetary assets are adjusted to the exchange rate prevailing at each balance sheet date. The translation gains and losses on these items are generally reported as other income or other expenses.

All financial statements of companies whose functional currency differs from the reporting currency are translated into the reporting currency of the GEA Group's consolidated financial statements. Assets and liabilities of the consolidated enterprises are translated at the middle rates prevailing at the balance sheet date. These enterprises' income statements are translated at moving average rates for the year. If the average rate does not represent a reasonable approximation of the actual transaction rates, the relevant amounts are translated at the prevailing transaction rates. Any exchange differences are allocated to a separate item in equity and amortized. At December 31, 2006 these differences amounted to a loss of EUR 5.657 million (2005: gain of EUR 23.598 million).

Goodwill arising on the acquisition of foreign subsidiaries and adjustments arising from their measurement at fair value are translated at the closing rate as these enterprises' assets.

Property, plant and equipment

Property, plant and equipment are recognized at cost less cumulative depreciation and impairment plus reversals of impairment losses.

The cost of regular large-scale maintenance is depreciated over the shorter of the relevant asset's residual useful life and the next maintenance date.

Assets on finance leases are also reported under property, plant and equipment. A lease is deemed to be any agreement that confers the right to use a certain tangible asset for an agreed period in exchange for a consideration. Leases under which the lessee bears all material opportunities and risks arising from the use of the leased asset, and where he is consequently deemed to be the beneficial owner, are accounted for as finance leases. The leased asset is shown on the face of the lessee's balance sheet at the lower of its fair value and the present value of the minimum lease payments. The corresponding lease liability is reported as a finance lease obligation. In subsequent periods, the leased asset is depreciated over the shorter of the term of the lease and its useful life. Payments to the lessor are divided into principal and interest, with the amounts representing interest recognized in income over the term of the lease as a continuous interest payment on the residual lease liability.

Leases under which the lessor bears all opportunities and risks in connection with the leased asset are classified as operating leases. The lease instalments represent a cost for the lessee for the respective period.

Many of the enterprises included in these financial statements have sold and leased back property, plant and equipment. All sale-and-leaseback transactions gave rise to operating leases. The entire gain is recognized immediately if the asset has been sold at its fair value. If the sale price is above fair value, the gain is deferred and recognized over the term of the lease.

A tangible asset's carrying amount is reviewed if it is likely to have been impaired as a result of events or changing circumstances. An impairment test is conducted by comparing the asset's carrying amount with its recoverable amount. If its carrying amount exceeds its recoverable amount, an impairment loss is recognized. To assess impairment, assets are grouped at the lowest level for which separate cash flows can be identified. If the reason for the impairment subsequently ceases to apply, the impairment loss is reversed up to no more than the amortized historical cost.

Investment property

Real estate that is held to earn rental income or generate capital growth is classified as investment property. In the case of real estate that is held partly to generate rental income and partly to produce and supply goods or to provide services or for administrative purposes, the entire property is classified as investment property if it is not intended for the investor's own use to any material extent. This is deemed to be the case if the investor uses it less than 10 percent.

The cost is depreciated on a straight-line basis over a period of between 10 and 50 years. The measurement methods are the same as those used for property, plant and equipment.

Goodwill

Goodwill arising on business combinations is recognized as an intangible asset.

The recoverability of goodwill is reviewed by the divisions at least once a year at the end of the fiscal year or if there is any indication of impairment. The recoverable amount for the division is compared with the carrying amount including goodwill. The recoverable amount corresponds to the higher of internal value in use and fair value less costs to sell. For business units classified as discontinued operations, the measure of recoverability is the fair value less costs to sell. If the carrying amount of the division's assets exceeds their recoverable amount, the assets are impaired and an impairment loss amounting to the difference is recognized in income.

Any impairment loss is deducted from goodwill. Any amount exceeding the total value of goodwill is apportioned to the carrying amounts for non-current non-financial assets.

The value in use for individual business units is calculated in the fourth quarter of each fiscal year using the discounted cash flow method. It is only necessary to estimate a sale price if the value in use is less than the carrying amount.

Other intangible assets

Other intangible assets include both internally generated and purchased assets. Internally generated intangible assets include capitalized development costs. Purchased intangible assets include patents, licenses, trademarks, similar rights and assets, technologies, brand names and regular customers. Purchased intangible assets are capitalized at cost.

If the useful life of an intangible asset can be determined, the asset is amortized on a straight-line basis over its useful life. Intangible assets whose useful life cannot be determined are recognized at cost.

An intangible asset's carrying amount is reviewed if it is likely to have been impaired as a result of events or changing circumstances. Intangible assets whose useful life cannot be determined are tested for impairment once a year. The impairment test is the same as that used for property, plant and equipment. Impairments already recognized must be reversed if the reasons for the impairment cease to apply. The impairment is then reversed up to no more than the amortized historical cost.

Other financial assets

Other financial assets include investments in non-consolidated subsidiaries and other equity investments, other securities, financial receivables (except for trade receivables) and derivative financial instruments.

Investments in non-consolidated subsidiaries and other equity investments are recognized at amortized cost. They are measured at cost because these investments are not traded in an active market and their estimated fair value is subject to fluctuations without the probabilities of the fair values being able to be reliably determined within a certain range.

Debt instruments evidenced by securities that are intended to be held to maturity are measured at amortized cost under the effective interest method. All other securities are measured at fair value, and any fluctuations in value are reported as accumulated other comprehensive income/loss.

Financial receivables are measured at amortized cost under the effective interest method.

Derivative financial instruments are used purely for hedging purposes, particularly in order to mitigate the risk of interest rate fluctuations inherent in financing transactions, and to hedge against currency risk and price movements. They are always accounted for at fair value. Fluctuations in fair value are taken to income unless they relate to cash flow hedges.

The settlement date is relevant to both the initial recognition and the derecognition of financial assets. They are recognized as soon as the GEA Group becomes a party to the financial instrument in question. They are derecognized as soon as the right to receive cash payments or other financial assets expires as a result of payment, decree, statute of limitations, offset or any other factor or the right is transferred to another person, with the pertinent risks passing to the buyer.

Impairment tests are carried out on financial assets or groups of financial assets at each balance sheet date. Impairments are recognized in the income statement. With the exception of equity instruments, impairment losses on financial assets are reversed and recognized in income if the reasons for the impairment cease to apply.

Hedging At the time they are entered into, derivative financial instruments used for hedging purposes are designated either as fair value hedges (hedges of the exposure to fluctuations in the fair value of assets, liabilities or firm commitments) or as cash flow hedges (hedges of future cash flows associated with assets and liabilities).

In effective fair value hedges, changes in the fair value of both the derivative and the underlying transaction are recognized in income.

If derivatives are used as cash flow hedges, the hedge-effective portion of the change in the derivatives' fair value is reported as accumulated other comprehensive income/loss. The hedge-ineffective portion of the change in fair value is recognized as a gain or loss. The accumulated other comprehensive income/loss resulting from the hedge-effective portion of the change in fair value is recognized in the income statement as soon as the underlying transaction is settled. If settlement of the underlying transaction leads to the recognition of a non-financial asset, the accumulated other comprehensive income/loss is offset against the cost of purchasing the non-financial asset. If, contrary to previous assumptions, the underlying transaction is not executed, the accumulated other comprehensive income/loss is reversed and taken to income.

Embedded financial derivatives are separated from their host contracts if certain qualifying conditions in terms of their recognition and measurement are met.

Deferred taxes Deferred tax assets and liabilities are computed for all temporary differences between the carrying amounts in the respective national tax accounts and those in the IFRS accounts included in the consolidated financial statements. Deferred tax assets are also recognized for tax losses carried forward. Deferred tax assets arising from deductible temporary differences and tax losses carried forward are recognized only to the extent that there is likely to be sufficient taxable income in the future.

No deferred tax liabilities are recognized on taxable temporary differences arising from investments in subsidiaries, associates or joint ventures because the Group can control the reversal of these temporary differences and these differences are therefore unlikely to be reversed in the foreseeable future.

Inventories Inventories are accounted for at the lower of cost and net realizable value. The cost of purchase is computed on average cost or using the first-in, first-out method. The cost of sales includes direct costs and attributable materials and manufacturing overheads as well as depreciation charges and production-related administrative costs, but it does not include any borrowing costs. The net realizable value is computed as the estimated sales proceeds less the costs incurred until completion and selling expenses. Impairments already recognized must be reversed if the reasons for the impairment cease to apply. The impairment is then reversed up to no more than the amortized historical cost.

Trade receivables

Trade receivables include no interest and are recognized on the face of the balance sheet at their nominal value less appropriate adjustments for irrecoverable debts.

Trade receivables from financial services enterprises sold under factoring agreements are derecognized once the related opportunities and risks have been transferred to the factoring company.

Construction contracts

Receivables and sales arising from construction contracts are reported according to the percentage-of-completion (PoC) method.

The percentage of completion is determined using the cost-to-cost method, which is derived from the ratio of contract costs incurred to the total estimated contract costs. Contracts are measured at cost of sales plus a profit in proportion to the percentage of completion. Discounts are made for risks. Losses on construction contracts are immediately recognized in full in the fiscal year in which they are identified, regardless of the percentage of completion at that point. If the contract costs incurred and the gains or losses recognized exceed the discounts made, the excess amount is capitalized as an asset and is reported under trade receivables. If the progress-billing payments received exceed the accrued costs and recognized gains or losses at the balance sheet date, they are reported as a liability under trade payables. Advances received for construction contracts are reported separately as liabilities.

If the contract margin cannot be reliably estimated, sales are recognized only to the value of the contract cost incurred (zero-profit method). A profit is only recognized if the contract margin can be reliably estimated.

Payments for deviations in the overall contract, claims and premiums are included in contract sales to the extent agreed with the customer.

Cash and cash equivalents

Cash and cash equivalents comprise restricted and unrestricted funds such as checks, cash on hand, credit balances and fixed-term deposits held with banks, and liquid assets with a term to maturity of no more than three months. Cash and cash equivalents are recognized at fair value.

Non-current assets held for sale and corresponding liabilities

Non-current assets or groups of assets classified by IFRS 5 as "held for sale" are recognized at the lower of their carrying amount and their fair value less costs to sell. They are classified as "held for sale" if their sale is very likely, the assets – or groups of assets – held for sale are available for immediate sale, and their sale will have been completed within one year of their classification as "held for sale". As the carrying amount of depreciable assets is realized by their disposal rather than by their use, their depreciation ends when they are reclassified. Corresponding liabilities are reported as "liabilities related to assets held for sale".

Issued capital Common shares are classified as equity. Treasury shares are deducted from the equity attributable to the shareholders of GEA Group AG.

Obligations under pension plans The obligations under pension plans include post-employment benefits. Obligations under pension plans are computed using the projected unit credit method. In order to ensure that it can provide the necessary pension benefits, the company holds financial assets in long-term investment funds outside the GEA Group (plan assets) and takes out qualified insurance policies. The amounts of provisions reported are based on calculations by independent actuaries. Where actuarial gains and losses exceed ten percent of the present value of the defined benefit obligation or of the plan assets at the balance sheet date, they are apportioned over the beneficiaries' average residual service period and recognized in income. The interest included in pension costs is reported under financing costs; the anticipated return on plan assets is shown as part of financing income. The service cost for the period is recognized under the relevant functional costs.

The pension plan obligation reported on the face of the balance sheet represents the net present value of the obligation at the balance sheet date plus unrecognized actuarial gains (less unrecognized actuarial losses) less unrecognized imputable service cost. If plan assets are available, their fair value is deducted from the obligation.

Other obligations to employees Other obligations to employees comprise other non-current benefits and all current benefits. Current obligations to employees generally fall due in full no more than 12 months after the relevant service or work has been performed. They include wages, salaries, social insurance contributions, paid vacation and profit-sharing schemes. They are charged to the income statement at the same time as the work being remunerated. Any expenditure in excess of the payments already made is reported as a deferred liability at the balance sheet date. Other non-current benefits, such as long-service awards or preretirement part-time employment contracts, are recognized at the present value of the obligation at the balance sheet date.

Provisions Provisions for contingent liabilities are reported when a legal or constructive obligation to a third party exists, the related cash outflow is likely, and its probable amount can be reliably estimated.

The cost of accruing provisions for warranties is included in the cost of sales at the time the sales are recognized. In all other cases, provisions are set aside when the product is accepted by the customer. The measurement of the provision is based both on the warranty cost actually incurred in the past and on the evaluated overall risk inherent in the plant, equipment or product. Provisions are also set aside if a claim is made under a warranty and a loss is deemed likely. Rights of recourse against suppliers are capitalized, providing their services are subject to a warranty and it is highly likely that the claim can be enforced.

Financial liabilities

Financial liabilities include bonds, bank debt and lease liabilities. They are initially recognized at fair value less transaction costs incurred. They are subsequently measured at amortized cost under the effective interest method. Lease liabilities are initially measured at the lower of the fair value of the leased asset and the present value of minimum lease payments.

Other liabilities

The recognition and subsequent measurement of other liabilities are the same as for financial liabilities.

Trade payables

Trade payables include liabilities for goods received or services already performed that have not yet been invoiced as there is a slight uncertainty as to the amount of the liability.

Recognition of sales

Sales generated by products are recognized when delivery takes place and title to the goods passes to the customer. Sales under service agreements are recognized when the service is performed. Sales are recognized at the fair value of the goods or services received or to be received. Customer bonuses, discounts, rebates, other allowances and the elimination of intercompany profits and sales reduce the amount of sales recognized. Sales from construction contracts are generally recognized under the percentage-of-completion method.

Interest and similar income is recognized under financing income pro rata temporis over the residual period based on the effective interest rate and the amount of the residual receivable.

Sales proceeds from user fees are recognized in the period in which they arise based on the underlying contracts.

Research and development

Research costs are expensed as incurred. Development costs used to significantly develop a product or process are capitalized if the product or process is technically and commercially viable and marketable, the cost can be reliably determined and sufficient resources are available to complete the development project. All other development costs are expensed as incurred. Capitalized development costs for completed projects are reported at the cost of sales less cumulative amortization.

Development costs necessarily incurred under construction contracts are capitalized as cost of sales.

Government grants Government grants are recognized at fair value provided the Group meets the necessary conditions to receive the grants. Government grants to cover expenses are recognized over the period in which the costs for which the grants were awarded are incurred. Government grants for capital expenditure are deducted from the cost of purchase of the corresponding asset.

Estimates The preparation of these consolidated financial statements requires estimates and assumptions to be made that have an impact on the company's assets, liabilities, provisions, deferred tax assets and liabilities, income and expenses, as well as the contingent assets and liabilities reported. Although such estimates and assumptions are made carefully and in good faith, the actual amounts may differ from these estimates.

Factors that may cause these amounts to differ adversely from projections are a deterioration in the global economy, movements in exchange rates and interest rates, significant litigation, and changes in environmental or other legislation. Production errors, the loss of key customers, and higher funding costs can also impair the Group's future performance.

The section below discusses the possible effects of changes in estimates on the recognition and measurement of assets and liabilities.

a) Goodwill
The Group tests goodwill for impairment once a year. The recoverable amount of cash-generating units (divisions) has been computed based on the value in use. Calculations of the value in use are based on management's assumptions (see Note 6.3).

b) Deferred taxes
In assessing the recoverability of deferred tax assets, management has to judge to what extent they are likely to be realized. Whether the deferred tax assets can actually be realized depends on whether sufficient future tax revenue can be generated against which the temporary differences and loss carryforwards can be offset. To this end, management considers the time at which the deferred tax liabilities are reversed as well as the future tax revenue anticipated. Given the projections of future business developments, management expects these deferred tax assets to be realized (see Note 8.7).

c) Provisions and contingent liabilities
Changes in estimates of the probability of a present obligation or of a cash outflow can mean that items previously classified as contingent liabilities have to be reported as provisions or that the level of provisioning has to be adjusted (see Note 7.2).

d) Obligations under pension plans

The present value of pension obligations depends on factors based on actuarial assumptions. The assumptions used to calculate the net pension cost include anticipated long-term returns on plan assets and the discount rate. Any changes in these assumptions have an impact on the carrying amount of pension obligations.

The anticipated returns on plan assets are computed on a uniform basis that considers long-term historical returns, asset allocations and estimates of future long-term investment returns.

The appropriate discount rate is determined at the end of each year. This is the interest rate used to calculate the present value of anticipated future cash outflows needed to settle the obligation. To compute the discount rate, the Group uses the interest rate on investment-grade corporate bonds that are denominated in the same currency in which the benefits are paid and whose terms to maturity correspond to those of the pension obligations.

Further material assumptions made for pension obligations are partly based on market conditions (see Note 7.3.1).

e) Construction contracts

The recognition of construction contracts under the percentage-of-completion method is based on management's estimates of the cost of such contracts. Revisions of estimates or discrepancies between the estimated cost and the actual cost have a direct bearing on the profitability of construction contracts. After estimate revisions in the low tens of millions of euros had impacted adversely on the profitability of such contracts in the previous year, these revisions were in the low hundreds of millions in 2006.

3. Financial Risk Management

The GEA Group's financial risk management plays a central role within the scope of the guidelines and the rules drawn up by the Executive Board to control and mitigate risk. In addition to identifying, measuring and monitoring risks arising in the course of its business operations and, in particular, the resultant financial transactions, GEA's holding company works closely with the Group's business units to manage these risks. In doing so it concentrates on hedging certain types of risk, such as currency, interest-rate, price, credit and liquidity risks.

In addition to primary instruments, the GEA Group is allowed to use various derivative financial instruments, such as currency forwards, currency options, interest-rate swaps, interest/currency swaps and commodity futures. Derivative financial instruments are used solely to hedge existing or planned underlying transactions and help mitigate the price risk of currencies, interest rates and commodities.

Management of currency risk

Because of the international nature of the GEA Group's business, many of its cash flows are denominated in various currencies, especially the US dollar. Its centralized currency management policy states that all Group companies must hedge their foreign-exchange exposures at the time they arise. Foreign-exchange exposures include currency risk arising from highly probable future business transactions, foreign-currency assets and liabilities, and from firmly commited purchase and sale agreements denominated in foreign currency. Subsidiaries based in the euro zone are obliged to tender all outstanding exposures relating to transactions in goods or services in the major transaction currencies to the Finance department at head office. Most of these tendered exposures are passed on directly to banks, provided that their maturities are matched and depending on the derivatives' hedging purpose and the related nature of their accounting treatment. The hedging of financial transactions and transactions conducted by subsidiaries outside the euro zone is also closely coordinated with the Finance department at head office. Contracts in emerging markets are usually invoiced in US dollars or euros.

Management of interest-rate risk

Because of the international nature of our business, the GEA Group raises and invests its liquidity in the international money and capital markets in various currencies – mainly euros and US dollars – and with varying maturities.

The resultant financial liabilities and investments are partially exposed to interest-rate risk. The objective of our centralized interest-rate management strategy is to evaluate and manage this interest-rate risk. In order to hedge this risk, we can use derivative financial instruments on a case-by-case basis to minimize the interest-rate volatility and financing costs of the underlying transactions. Only the Finance department at head office is allowed to enter into such interest-rate instruments. At December 31, 2005 and 2006 GEA Group AG held no interest-rate instruments in its portfolio as there were no material interest-rate risks.

Management of price risk

Apart from entering into firm delivery and purchase agreements, some companies in the GEA Group use derivative financial instruments to mitigate the volatility of commodity prices. Although this hedging is conducted on a decentralized basis, these companies' use of derivatives is governed by strict rules, compliance with which is monitored by the Purchasing and Audit departments at head office. Only marketable instruments are used, such as commodity futures and spot deals in conjunction with forward transactions.

Management of credit risk

Credit risk constitutes the risk that counterparties to transactions involving financial instruments fail to meet their contractual obligations or that they fail to do so in a timely manner. The positive fair value of the respective financial instruments constitutes the maximum credit risk that could arise from a counterparty failing to meet such obligations. Transactions involving financial instruments are therefore only entered into with financial institutions that have an excellent credit rating. Appropriate adjustments are recognized on the financial assets reported to mitigate the risk of financial losses.

The GEA Group monitors and evaluates the risk attaching to customer receivables on a decentralized basis and limits some of the default risk by using trade credit insurance.

The GEA Group has put in place a comprehensive risk management system for lending to subsidiaries. This specifies individual credit limits for each company that are regularly monitored and are adjusted to reflect the level of risk and requirements.

The risk inherent in loans granted to subsidiaries and in equity investments is managed using a Group-wide planning and reporting system that comprises fully consolidated budget accounts, monthly consolidated financial statements and regular discussions of business performance at review meetings.

There was no credit risk as at December 31, 2006.

Management of liquidity risk

The robust liquidity management systems used by the Group to mitigate liquidity risk involve ensuring the availability of sufficient cash and credit lines and the ability to close out market positions.

4. Disposals and Discontinued Operations

4.1 Plant Engineering segment

With the consent of the Supervisory Board, the Executive Board of GEA Group AG decided to sell the PET and Fibers (Zimmer), Energy and Environment (Lentjes), Gas-to-Chemicals, and Synthetic Fuels and Biofuels (Lurgi) divisions of the former Plant Engineering segment. Having discussed the matter, the Executive Board came to the conclusion that these companies would have better prospects outside the GEA Group. Against this background, the Executive Board – assisted by investment banks – looked for investors that had both the vision and the necessary financial strength to take these divisions forward.

The Gas Cleaning division (Lurgi Bischoff) will remain in the GEA Group and is reported in the "Other" segment.

Zimmer

The company's operations in the production of chemical-fiber plant and of plant used in the manufacture of nonwovens – which were bundled in Fleissner GmbH, Egelsbach, a subsidiary of Zimmer AG – were sold to the Trützschler Group, Mönchengladbach, Germany, with effect from December 14, 2006. The disposal yielded a pre-tax gain of EUR 3.156 million. The plant engineering operations relating to polymers, synthetic fibers and thermoplastics, which formed part of Zimmer AG, were sold within the GEA Group to Lurgi on December 31, 2006 as part of an asset deal. Because this disposal qualified as an intercompany transaction, the gain it yielded was eliminated.

The table below gives a breakdown of the net loss on discontinued operations with respect to Zimmer:

(EUR thousand)	01/01/2006 – 12/31/2006	01/01/2005 – 12/31/2005
Sales	170,357	240,397
Other income	5,344	4,412
Expenses	-234,408	-244,611
Net interest expense	-3,111	-3,374
Taxes	-20,579	-2,976
Current net loss	**-82,397**	**-6,152**
Net gain on disposal	2,923	-
Taxes	90	-
Net loss on discontinued operations	**-79,383**	**-6,152**

The current net loss includes restructuring costs as well as impairment charges on goodwill and on property, plant and equipment totaling EUR 75.346 million.

Lurgi

Given the strong sustained global demand for alternative forms of energy, a large number of strategic and financial investors expressed interest in Lurgi. Following a two-stage bidding process we have reached agreement, in principle, on the disposal of Lurgi.

The table below gives a breakdown of the net loss on discontinued operations with respect to Lurgi:

(EUR thousand)	01/01/2006 – 12/31/2006	01/01/2005 – 12/31/2005
Sales	684,835	402,790
Other income	17,376	16,147
Expenses	-704,194	-422,003
Net interest income	11,552	1,978
Taxes	-25,585	-21,301
Current net loss	**-16,016**	**-22,389**
Net gain on disposal or gain/loss on measurement at net realizable value	-	-
Taxes	-49,000	-
Net loss on discontinued operations	**-65,016**	**-22,389**

The tax expense of EUR 49.000 million relates to the write-down of loss carryforwards in Germany owing to the future loss of tax revenue here.

Lentjes Lentjes has just completed what was financially a very difficult year that was characterized by huge changes in the anticipated profitability of orders. These were mainly due to claims arising from penalties for delays and lack of availability. Despite this difficult financial situation, the Executive Board managed to reach agreement, in principle, on the disposal of Lentjes. Even once the operations of the Energy and Environment division have been sold, material risks arising from the settlement of legacy contracts will remain with the GEA Group. Where they have been identified, however, these risks are already included in the current net loss for 2006.

(EUR thousand)	01/01/2006 – 12/31/2006	01/01/2005 – 12/31/2005
Sales	266,050	464,889
Other income	5,916	221
Expenses	-573,640	-478,169
Net interest expense	-2,753	-2,721
Taxes	4,850	-1,464
Current net loss	**-299,577**	**-17,244**
Net gain on disposal or gain/loss on measurement at net realizable value	-41,161	-
Taxes	-	-
Net loss on discontinued operations	**-340,738**	**-17,244**

The losses stem largely from technical and process-related problems with the settlement of various orders. The outcome of lawsuits and the settlement of disputed legacy contracts also had an adverse impact on profitability.

Transaction costs totaling EUR 3.997 million after tax were incurred in 2006 in connection with the disposals of the Zimmer, Lurgi and Lentjes divisions.

4.2 Operations discontinued in previous periods

In previous periods the GEA Group sold operations such as the Dynamit Nobel Group, the Dynamit Nobel Plastics business, solvadis and the Boiler Plant business that were accounted for as discontinued operations. In 2006 these operations generated total income of EUR 13.487 million after tax. This largely relates to income from the reversal of provisions for guarantees and exemptions granted in sale and purchase agreements. The risk of their utilization either no longer exists because the guarantee periods have expired or it has significantly decreased over time, so that they are no longer expected to be utilized to the extent originally anticipated.

4.3 Effect of disposals

In addition to Fleissner GmbH, in 2006 the GEA Group sold its equity investments in Polytrade GmbH, Frankfurt am Main, Germany; Claus Queck GmbH, Düren, Germany; and Dynamic Fabricators LLC, Rathdrum (ID), USA. The table below shows the net assets of all companies at the time they were sold. The figures for 2005 relate to the Dynamit Nobel Plastics business.

(EUR thousand)	01/01/2006 – 12/31/2006	01/01/2005 – 12/31/2005
Non-current assets		
Property, plant and equipment	417	337,946
Intangible assets	2,234	7,930
Financial assets	133	56,844
Current assets		
Inventories	6,338	75,469
Cash and cash equivalents	19,377	57,761
Sundry assets	44,855	256,682
Liabilities		
Employee benefits	3,941	67,976
Provisions	5,760	8,203
Financial liabilities	359	315,965
Sundry liabilities	37,393	177,918
Net assets incl. minority interest and accumulated other comprehensive income/loss	**25,901**	**222,570**
minus minority interest	-	- 24,453
minus accumulated other comprehensive income/loss	-	-265
Net assets excl. minority interest and accumulated other comprehensive income/loss	**25,901**	**197,852**
Sale price	31,408	22,748
Gains/losses on disposal	**5,507**	**-175,104**
Cash received from disposal	31,408	22,748
Disposal of cash and cash equivalents	-19,377	-57,761
Net cash flow from disposal	**12,031**	**-35,013**

5. Acquisitions

5.1 Huppmann Group

In 2006, Tuchenhagen Brewery Systems GmbH, Büchen, Germany, acquired all the shares in Huppmann AG, Kitzingen, Germany, and its subsidiaries. It was first consolidated with effect from May 1, 2006. Huppmann operates worldwide in the construction of brewing plant and equipment. Its range of products includes hot and cold processes as well as process control systems. Since it has belonged to the GEA Group, the Huppmann Group has incurred a pre-tax loss of EUR 2.716 million, which was in line with forecasts.

The following assets and liabilities were acquired together with the Huppmann Group:

(EUR thousand)	Fair value	Carrying amount
Assets		
Property, plant and equipment	12,271	13,801
Intangible assets	3,711	61
Inventories	6,390	7,484
Other assets	13,571	12,566
Cash	6,316	6,316
Liabilities		
Provisions	14,598	13,284
Employee benefits	9,896	6,062
Other liabilities	30,133	29,873
Net assets acquired	**-12,368**	**-8,991**
Cost of purchase, incl. incidental costs	3,573	
Goodwill	**15,941**	

In apportioning the purchase price, the GEA Group identified and capitalized Huppmann's micro-brewing technology portfolio and its brand as separate intangible assets. The remaining excess of the cost of purchase – including incidental costs – of EUR 15.941 million over the fair value of net assets acquired derives largely from the potential for synergies which arises from the fact that the GEA Group is now able to cover the entire process-engineering value chain for the international brewing industry.

5.2 Denco Group

GEA Air Treatment GmbH, Herne, Germany, acquired all the shares in Denco Building Services Ltd., Hereford, UK, and its subsidiaries with effect from October 4, 2006. The Denco Group develops, produces and distributes air-conditioning systems and specializes in precision air-conditioning. After it was acquired by the GEA Group the Denco Group generated earnings before tax of EUR 980,000 in the remaining months of 2006. The following net assets were acquired together with the Denco Group:

(EUR thousand)	Fair value	Carrying amount
Assets		
Property, plant and equipment	1,840	2,819
Intangible assets	8,001	908
Inventories	4,864	5,027
Other assets	14,879	13,718
Cash	199	199
Liabilities		
Employee benefits	1,416	543
Provisions	1,851	249
Trade payables	10,478	10,478
Other liabilities	7,092	4,692
Net assets acquired	**8,946**	**6,709**
Minority interest in net assets	44	
Net assets attributable to the GEA Group	**8,902**	
Cost of purchase, incl. incidental costs	18,698	
Goodwill	**9,796**	

The GEA Group capitalized Denco's technology portfolio in the field of precision air-conditioning, its regular customers – especially in the field of services – and its brand as separate intangible assets. The remaining excess of the cost of purchase of EUR 9.796 million over the fair value of net assets acquired represents goodwill. This derives from the access to the UK market that the Air Treatment division has gained and from the ability to distribute its precision air-conditioning systems – which were previously sold mainly in the UK – throughout Europe in future and, consequently, to gain market access to operators of data-processing and telecommunications centers outside the UK. The apportionment of the purchase price is merely provisional for the measurement of contracts.

5.3 Other acquisitions

Various smaller enterprises were acquired by the GEA Group's segments during the course of 2006. These acquisitions constitute an extension of, and an addition to, the existing product range in both geographical and technological terms. The table below shows the net assets acquired as a result of these acquisitions:

(EUR thousand)	Fair value	Carrying amount
Assets		
Property, plant and equipment	1,847	2,616
Intangible assets	4,346	23
Inventories	3,511	3,511
Other assets	2,934	2,919
Cash	956	956
Liabilities		
Employee benefits	615	615
Provisions	1,309	1,234
Trade payables	1,888	1,888
Other liabilities	5,553	4,521
Net assets acquired	**4,229**	**1,767**
Cost of purchase, incl. incidental costs	14,120	
Goodwill	**9,891**	

After they were first consolidated, these acquisitions generated total earnings before tax of EUR 1.203 million.

Taken together, the enterprises acquired during the reporting period caused the following outflow of cash:

(EUR thousand)	2006	2005
Cost of purchase, incl. incidental costs	36,391	58,349
minus non-cash purchase price components	-6,430	10,566
Purchase price paid	**29,962**	**47,783**
minus cash acquired	7,471	-
Cash outflow on acquisition	**22,491**	**47,783**

If they had been acquired with effect from January 1, 2006, these enterprises would have generated sales of EUR 133.882 million and additional earnings before tax of EUR 2.798 million for the GEA Group.

6. Notes to the Consolidated Balance Sheet: Assets

6.1 Property, plant and equipment

The changes in property, plant and equipment were as follows:

(EUR thousand)	Land and buildings (used by GEA Group)	Plant and equipment	Office furniture and equipment	Assets under construction	Total
01/01/2005					
Cost	470,402	557,453	264,067	28,811	**1,320,733**
Cumulative depreciation and impairment	-229,010	-462,332	-218,800	-121	**-910,263**
Net carrying amount	**241,392**	**95,121**	**45,267**	**28,690**	410,470
Change in 2005					
Additions	12,059	18,002	17,700	32,024	**79,785**
Disposals	-34,184	-1,507	-1,499	-1,478	**-38,668**
Depreciation	-14,205	-23,989	-17,511	-43	**-55,748**
Changes in group of consolidated companies	3,418	5,576	2,320	1,077	**12,391**
Currency translation	2,949	1,911	1,218	376	**6,454**
Reclassified as "held for sale"	-	-314	-455	-	**-769**
Other changes	497	12,987	4,488	-19,134	**-1,162**
Net carrying amount at 12/31/2005	**211,926**	**107,787**	**51,528**	**41,512**	412,753
01/01/2006					
Cost	430,741	537,388	262,419	41,660	**1,272,208**
Cumulative depreciation and impairment	-218,815	-429,601	-210,891	-148	**-859,455**
Net carrying amount	**211,926**	**107,787**	**51,528**	**41,512**	412,753
Change in 2006					
Reclassified as "held for sale"	-16,878	-4,560	-3,434	-3,375	**-28,247**
Additions	8,192	27,577	20,168	30,971	**86,908**
Disposals	-10,985	-3,712	-1,763	-7,512	**-23,972**
Depreciation	-11,568	-25,837	-16,439	-26	**-53,869**
Changes in group of consolidated companies	11,925	9,564	2,013	1,542	**25,044**
Currency translation	-1,508	-1,286	-547	-45	**-3,386**
Other changes	3,686	13,027	1,871	-28,888	**-10,304**
Net carrying amount at 12/31/2006	**194,790**	**122,560**	**53,397**	**34,180**	404,927
12/31/2006					
Cost	408,998	529,932	252,237	34,329	**1,225,496**
Cumulative depreciation and impairment	-214,204	-407,372	-198,840	-149	**-820,569**
Net carrying amount	**194,790**	**122,560**	**53,397**	**34,180**	404,927

Property, plant and equipment are depreciated on a straight-line basis over the following useful lives based on their respective residual values:

	Useful life (years)
Buildings	2 to 50
Plant and equipment	2 to 30
Office furniture and equipment	3 to 40

The residual values and useful lives applied are reviewed at each balance sheet date and adjusted where necessary.

Property, plant and equipment include land and buildings, plant and equipment, and office furniture and equipment on finance leases:

(EUR thousand)	2006	2005
Cost of purchase: capitalized equipment on finance leases	12,410	12,183
Cumulative depreciation and impairment	6,791	6,309
Net carrying amount	**5,619**	**5,874**

The carrying amount of property, plant and equipment serving as security for credit lines came to EUR 8.266 million at the balance sheet date (2005: EUR 652,000). Most of these assets consist of land.

In 2006, EUR 3.102 million (2005: EUR 4.205 million) was recognized as own work capitalized under property, plant and equipment.

The disposal of property, plant and equipment resulted in a total accounting profit of EUR 7,000 (2005: EUR 16.556 million). The profit for 2005 resulted mainly from a sale-and-leaseback transaction.

6.2 Investment property

The table below shows the changes in investment property:

(EUR thousand)	Land	Buildings	**Total**
01/01/2005			
Cost	27,526	50,620	**78,146**
Cumulative depreciation and impairment	-3,853	-18,465	**-22,318**
Net carrying amount	**23,673**	**32,155**	**55,828**
Change in 2005			
Additions	991	2,155	**3,146**
Disposals	-534	-362	**-896**
Depreciation	-	-2,088	**-2,088**
Impairment	-	-668	**-668**
Currency translation	-1	1	**-**
Other changes	-19	-	**-19**
Net carrying amount at 12/31/2005	**24,110**	**31,193**	**55,303**
01/01/2006			
Cost	27,963	51,973	**79,936**
Cumulative depreciation and impairment	-3,853	-20,780	**-24,633**
Net carrying amount	**24,110**	**31,193**	**55,303**
Change in 2006			
Reclassified as "held for sale"	-	-268	**-268**
Additions	-	431	**431**
Disposals	-	-366	**-366**
Depreciation	-	-2,344	**-2,344**
Impairment	-	-4,191	**-4,191**
Other changes	26	8,278	**8,304**
Net carrying amount at 12/31/2006	**24,136**	**32,733**	**58,869**
12/31/2006			
Cost	27,989	59,530	**87,519**
Cumulative depreciation and impairment	-3,853	-26,797	**-30,650**
Net carrying amount	**24,136**	**32,733**	**56,869**

The impairment of EUR 4.191 million relates to various buildings and is a result of their letting situation and the general fall in rents at these locations. The impairment is reported in the cost of sales.

The other changes of EUR 8.304 million (2005: minus EUR 19,000) relate to reclassifications from assets under construction, which are reported under property, plant and equipment.

The fair value of investment property comes to EUR 67.782 million (2005: EUR 74.602 million). Fair values have been computed based on comparative prices.

The following amounts have been reported in the income statement in connection with investment property:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Rental income	24,441	21,906
Selling, general and administrative expenses	30,548	23,387
thereof for property on which rental income was earned	30,548	23,387
Total	**-6,107**	**-1,481**

The figure for 2005 includes income of EUR 273,000 and expenses of EUR 47,000, which are reported in the net loss on discontinued operations.

6.3 Intangible assets and goodwill

The table below shows the changes in the carrying amounts of intangible assets:

(EUR thousand)	Goodwill	Software	Internally generated intangible assets	Purchased intangible assets	**Total**
01/01/2005					
Cost	1,186,391	62,746	-	38,595	**1,287,732**
Cumulative amortization and impairment	-	-47,700	-	-30,412	**-78,112**
Net carrying amount	**1,186,391**	**15,046**	**-**	**8,183**	**1,209,620**
Change in 2005					
Additions	88,134	8,594	2,000	777	**99,505**
Disposals	-208	-235	-	-23	**-466**
Amortization	-	-8,635	-35	-3,377	**-12,047**
Changes in group of consolidated companies	-	219	-	995	**1,214**
Currency translation	6,016	78	48	69	**6,211**
Reclassified as "held for sale"	-	-	-	-10	**-10**
Other changes	-	425	-	757	**1,182**
Net carrying amount at 12/31/2005	**1,280,333**	**15,492**	**2,013**	**7,371**	**1,305,209**
01/01/2006					
Cost	1,280,333	72,541	2,048	39,086	**1,394,008**
Cumulative amortization and impairment	-	-57,049	-35	-31,715	**-88,799**
Net carrying amount	**1,280,333**	**15,492**	**2,013**	**7,371**	**1,305,209**
Change in 2006					
Reclassified as "held for sale"	-65,286	-990	-	-2,402	**-68,678**
Additions	40,424	4,748	2,991	3,149	**51,312**
Disposals	-	-608	-	-	**-608**
Amortization	-	-6,671	-388	-1,907	**-8,966**
Changes in group of consolidated companies	-	390	-	16,350	**16,740**
Currency translation	-4,708	-28	-89	-143	**-4,968**
Other changes	-	1,904	1,216	-1,118	**2,002**
Net carrying amount at 12/31/2006	**1,250,763**	**14,237**	**5,743**	**21,300**	**1,292,043**
12/31/2006					
Cost	1,250,763	52,939	6,530	45,486	**1,355,718**
Cumulative amortization and impairment	-	-38,702	-787	-24,186	**-63,675**
Net carrying amount	**1,250,763**	**14,237**	**5,743**	**21,300**	**1,292,043**

Intangible assets with limited useful lives are amortized on a straight-line basis over the following periods:

	Useful life (years)
Capitalized software	5 to 10
Internally generated intangible assets	2 to 12
Purchased intangible assets	2 to 20

Amortization and impairment of intangible assets in 2006 amounted to EUR 8.966 million (2005: EUR 12.047 million) and are shown under the cost of sales.

Goodwill Goodwill is allocated to the divisions that constitute cash-generating units. The recoverable amount of a division is determined by calculating the value in use under the discounted-cash-flow method. The cash flows used are the pre-tax operating cash flows from the consolidated medium-term (three-year) projections approved by the Executive Board. The cash flows used for the subsequent period are initially the average for the projection period. The extrapolation of this average is based on an assumed uniform growth rate of one percent. A uniform interest rate is used to discount the cash flows. The calculation of this rate is based on the assumption of a debt-free enterprise. The interest rate takes account of the GEA Group's beta factor and the anticipated rate of taxation, allowing for existing tax loss carryforwards. The cash flows have been discounted using a pre-tax interest rate of 12.30 percent (2005: 9.04 percent).

Planning is based on specific assumptions regarding changes in the global economy, the price of raw materials and exchange rates. The weighted average growth rates used are essentially consistent with forecasts made in industrial reports. The discount rates used are pre-tax interest rates and reflect the specific risks inherent in the respective divisions.

Eight (2005: ten) of the GEA Group's divisions reported goodwill. The total goodwill of EUR 56.316 million allocated to the Zimmer and Lentjes divisions was written off over the course of 2006 owing to the financial situation. The expense this incurred is reported in the net loss on discontinued operations. The carrying amount of goodwill at December 31, 2006 came to EUR 1,250,763,000 (2005: EUR 1,280,333,000). The impairment test conducted in the fourth quarter confirmed the recoverability of the other divisions' goodwill.

The table below shows how 56.0 percent of this goodwill is allocated to the Process Engineering, Mechanical Separation and Process Equipment divisions:

Division	Carrying amount of allocated goodwill (EUR million)	Share of total goodwill (%)
Process Engineering	306.285	24.5
Mechanical Separation	213.821	17.1
Process Equipment	180.453	14.4

In only one division is the recoverable amount of goodwill less than ten percent above its carrying amount. If the discount rate used for this division were increased by ten percent, a goodwill impairment of EUR 16.200 million would have to be recognized.

The Executive Board of the GEA Group does not believe that a potential change in a material assumption on which the calculation of the recoverable amount is based would lead to a goodwill impairment.

The table below shows the changes in the carrying amount of goodwill:

(EUR thousand)	Customized Systems	Process Equipment	Process Engineering	Plant Engineering	Other	**Total**
Carrying amount at 12/31/2004	**260,333**	**490,695**	**370,361**	**65,002**	**-**	**1,186,391**
Additions	6,312	23,142	58,680	-	-	**88,134**
Deductions	-	-	-208	-	-	**-208**
Exchange differences	3,802	784	487	943	-	**6,016**
Carrying amount at 12/31/2005	**270,447**	**514,621**	**429,320**	**65,945**	**-**	**1,280,333**
Reclassified as "held for sale"	-	-	-	-65,286	-	**-65,286**
Additions	17,504	1,678	21,242	-	-	**40,424**
Deductions	-	-	-	-	-	**-**
Exchange differences	-2,919	-913	-876	-	-	**-4,708**
Reclassification	-	-	-	-659	659	**-**
Carrying amount at 12/31/2006	**285,032**	**515,386**	**449,686**	**-**	**659**	**1,250,763**

The additions of EUR 40.424 million include a goodwill increase of EUR 4.796 million owing to the adjustment of purchase prices from previous acquisitions.

Purchased intangible assets The increase in purchased intangible assets is largely attributable to the capitalization of intangible assets in connection with acquisitions. These assets essentially comprise technologies, brand names and regular customers. Because their useful life cannot be determined, assets amounting to EUR 7.370 million (2005: EUR 0) are tested for impairment at least once a year instead of being amortized. These assets are brand names of acquired companies. These company names are established brands in their respective sectors and will continue to be used indefinitely after the company has been acquired.

6.4 Investments in enterprises reported at equity

Investments in enterprises reported at equity are shown at a carrying amount of EUR 10.876 million (2005: EUR 20.804 million) at December 31, 2006.

The following list summarizes the key figures for associates reported at equity at December 31, 2006. The relevant figures are stated in full and are based on the most recently available annual financial statements in each case.

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Sales	117,239	107,739
Net loss/income	-11,315	6,940

(EUR thousand)	12/31/2006	12/31/2005
Assets	163,105	245,665
Liabilities	135,743	216.656

One enterprise over which significant influence can be exerted was not reported at equity at the balance sheet date for reasons of materiality. Its total assets and net income are immaterial as a share of the GEA Group's total assets and net income.

At December 31, 2006, three investments in joint ventures continued to be reported at equity in the consolidated financial statements. Their assets, liabilities, income and expenses are broken down as follows:

(EUR thousand)	2006	2005
Assets:		
Non-current assets	951	1,106
Current assets	9,161	14,162
Liabilities:		
Non-current liabilities	298	1,278
Current liabilities	5,911	9,983
Sales	10,721	14,253
Net income	555	1,111

6.5 Other financial assets

The table below gives a breakdown of other financial assets:

(EUR thousand)	12/31/2006	12/31/2005
Investments in subsidiaries and other equity investments	28,989	38,172
Other securities	1,070	2,620
Financial derivatives	807	2,166
Sundry financial assets	21,477	42,867
Other non-current financial assets	**52,343**	**85,825**
Other securities	4,972	11,767
Financial derivatives	9,655	9,731
Sundry financial assets	131,874	160,257
Other current financial assets	**146,501**	**181,755**
Total	**198,844**	**267,580**

Other securities

Other securities are broken down into current and non-current as follows:

(EUR thousand)	12/31/2006	12/31/2005
Carried on the balance sheet at fair value	1,070	2,225
Carried at amortized cost under the effective interest method	-	395
Other non-current securities	**1,070**	**2,620**
Carried on the balance sheet at fair value	2,006	7,747
Carried at amortized cost under the effective interest method	2,966	4,020
Other current securities	**4,972**	**11,767**
Total	**6,042**	**14,387**

The current and non-current equity investments and securities carried on the balance sheet at fair value are broken down as follows into equity instruments and debt instruments:

(EUR thousand)	12/31/2006	12/31/2005
Equity instruments	262	4,743
Debt instruments	2,814	5,229
Total securities carried on the balance sheet at fair value	**3,076**	**9,972**

The equity instruments listed in the table above represent investments in listed shares which should provide the GEA Group with both dividend income and income from capital gains. The fair value of these securities was based on published market prices in all cases.

The average coupon on the debt instruments was 3.0 percent (2005: 5.4 percent).

Financial derivatives

Derivative financial instruments are used in the following types of hedges:

Interest-rate instruments: The fair value of interest-rate swaps and options is determined using discounted anticipated future cash flows based on the market interest rates applicable to the residual maturities of these financial instruments. Options are measured using widely recognized option pricing models. Changes in the fair value of interest-rate swaps included in cash flow hedges to cover floating-rate bank loans are reported as accumulated other comprehensive income/loss. Gains and losses on interest-rate instruments are reported as interest expense or interest income.

Commodity derivatives: The fair value of commodity derivatives is obtained by measuring all contracts at the market terms prevailing at the balance sheet date, and thus corresponds to the actual value of the contract portfolio at the end of the year. The fair value of exchange-traded contracts is derived from their market price. The value of contracts not traded on an exchange is determined on the basis of market conditions.

Management of foreign-exchange risk: The hedging of foreign-exchange risks inherent in firm commitments and forecasted transactions is accounted for as a cash flow hedge. The hedging instruments used are forward exchange deals whose fair value is determined using current balance-sheet-date reference rates that take account of forward premiums and discounts. Hedge accounting is not generally used to hedge recognized assets and liabilities. Changes in the fair value of derivatives – and countervailing movements in the value of the respective assets and liabilities – are recognized in income.

The following derivative financial instruments were reported at their fair value at the balance sheet date:

	12/31/2006		12/31/2005	
(EUR thousand)	Assets	Liabilities	Assets	Liabilities
Forward exchange deals	10,354	3,898	11,586	20,157
Commodity derivatives	108	222	311	4,205
Total	**10,462**	**4,120**	**11,897**	**24,362**
thereof current	9,655	4,112	9,731	21,262

At December 31, 2006, cumulative gross gains (2005: gross losses) on currency derivatives used as cash flow hedges are reported as accumulated other comprehensive income of EUR 9.158 million (2005: loss of EUR 12.792 million). EUR 5.002 million of this amount is attributable to discontinued operations.

The hedged notional amounts of derivatives are as follows:

(EUR thousand)	12/31/2006	12/31/2005
Forward exchange deals	757,796	-
thereof attributable to discontinued operations	264,381	856,799
Commodity derivatives	2,056	101,552
Total	**759,852**	**958,351**

73 percent (2005: 71 percent) of the hedged cash flows from the cash flow hedges designated at the balance sheet date are likely to fall due in the following year. As most cash flow hedges are used to hedge financial assets, they are taken to income as soon as the cash flow arises.

Sundry financial assets

Sundry financial assets with a nominal value of EUR 153.251 million are reported at the balance sheet date (2005: EUR 203.124 million). The fair value of sundry financial assets is their nominal value. Assets are classified as current or non-current as follows:

	12/31/2006		12/31/2005	
(EUR thousand)	Non-current	Current	Non-current	Current
Other receivables from subsidiaries	2,287	21,754	25	30,267
Other receivables from equity investments	878	5,761	3,524	9,736
Receivables from tax authorities	181	32,273	-	40,763
Other sundry financial assets	18,131	72,086	39,318	79,491
Total	**21,477**	**131,874**	**42,867**	**160,257**

The receivables from tax authorities consist primarily of VAT rebates.

Other sundry financial assets include prepaid expenses totaling EUR 26.545 million (2005: EUR 24.505 million), of which EUR 24.355 million (2005: EUR 22.231 million) is classified as current.

6.6 Inventories

The table below gives a breakdown of inventories:

(EUR thousand)	12/31/2006	12/31/2005
Materials and supplies	169,457	119,728
Work in progress	120,889	86,661
Assets under construction	38,278	33,871
Finished goods and merchandise	154,392	134,972
Advances paid	48,778	46,895
Inventories of continuing operations	**531,794**	**422,127**
Inventories of discontinued operations	**15,673**	-
Total	**547,467**	**422,127**

During the year under review, impairment of EUR 12.800 million (2005: EUR 9.941 million) was charged on inventories. Owing to price rises in the market, impairment of EUR 204,000 charged on inventories in previous years was reversed (2005: EUR 409,000).

6.7 Trade receivables

The table below gives a breakdown of trade receivables:

(EUR thousand)	12/31/2006	12/31/2005
Trade receivables	817,127	790,754
thereof from subsidiaries	35,413	27,494
thereof from equity investments	1,513	3,494
Construction contracts with net credit balance toward customers	346,385	434,916
Total	**1,163,512**	**1,225,670**

The carrying amounts of trade receivables correspond to their fair value.

Trade receivables include receivables of EUR 12.052 million (2005: EUR 16.153 million) that will not be realized until one year after the balance sheet date. Total specific adjustments on trade receivables amounted to EUR 65.037 million (2005: EUR 62.624 million); total general adjustments came to EUR 5.832 million (2005: EUR 4.936 million).

The average credit period and the average volumes of receivables outstanding are in line with the general market.

Construction contracts

Construction contracts with a net credit or debit balance toward customers are broken down as follows:

(EUR thousand)	12/31/2006	12/31/2005
Capitalized cost of sales arising from construction contracts	1,773,430	2,390,275
Plus PoC gains or losses	296,505	237,802
Minus anticipated losses	485	1,202
Minus progress-billing amounts	1,723,065	2,191,959
Construction contracts with net credit balance toward customers (included in trade receivables)	**346,385**	**434,916**
Construction contracts with net debit balance toward customers (included in other liabilities)	**-259,808**	**-370,987**
Total	**86,577**	**63,929**

The net debit balance on construction contracts is almost exclusively attributable to progress-billing amounts in excess of the capitalized cost of sales.

At December 31, 2006, advances of EUR 66.820 million had been received from construction contracts (2005: EUR 46.887 million). During the year under review, sales of EUR 2,446,080,000 (2005: EUR 2,243,111,000) were earned from construction contracts.

6.8 Income tax assets

Income tax assets at the balance sheet date came to EUR 17.162 million (2005: EUR 6.408 million). All income tax assets fall due within one year.

6.9 Cash and cash equivalents

Cash and cash equivalents at the balance sheet date are as follows:

(EUR thousand)	12/31/2006	12/31/2005
Unrestricted cash and cash equivalents	252,570	424,363
Restricted cash and cash equivalents	7,531	40,376
Total	**260,101**	**464,739**

The effective interest rate on short-term bank deposits was between 2.0 percent and 4.0 percent (2005: 2.0 percent). The restricted cash and cash equivalents were fixed-term deposits and bank balances.

6.10 Assets held for sale and liabilities related to assets held for sale

The table below gives a breakdown of assets held for sale and liabilities related to assets held for sale as reported on the face of the balance sheet:

(EUR thousand)	12/31/2006	12/31/2005
Assets of discontinued operations	569,544	-
Other assets	13,932	23,358
Assets held for sale	**583,476**	**23,358**
Liabilities of discontinued operations	942,989	-
Other liabilities	-	12,943
Liabilities related to assets held for sale	**942,989**	**12,943**

The other assets held for sale relate to various plots of land and buildings that are no longer used for business purposes. They are due to be sold within one year. The probable net realizable value of one plot of land was written down by EUR 2.700 million. This write-down is included in the net loss on discontinued operations.

The table below gives a breakdown of assets held for sale and liabilities related to assets held for sale from discontinued operations:

(EUR thousand)	12/31/2006	12/31/2005
Property, plant and equipment, intangible assets and investment property	8,593	-
Goodwill	8,236	-
Non-current financial assets and deferred taxes	84,574	-
Inventories	15,673	-
Trade receivables	101,850	-
Current assets, income tax assets and deferred taxes	29,608	-
Cash and cash equivalents	321,010	
Assets of discontinued operations	**569,544**	-
Non-current employee benefits	195,981	-
Non-current financial liabilities and deferred taxes	24,327	-
Current employee benefits and other provisions	57,220	-
Trade payables	286,482	-
Sundry financial liabilities	378,979	-
Liabilities of discontinued operations	**942,989**	-

Intercompany transactions of EUR 602.551 million in connection with assets held for sale and of EUR 18.838 million in connection with liabilities related to assets held for sale were eliminated as part of consolidation.

The goodwill of EUR 8.236 million relates to the Lurgi division. This amount proved to be recoverable based on the indicative purchase price offers that had been submitted by the balance sheet date.

Current assets include securities of EUR 3.160 million, which gives rise to a net position of EUR 324.170 million for the discontinued operations.

In 2005 the assets held for sale and the related liabilities essentially comprised the assets and liabilities of Claus Queck GmbH, which was up for sale. This company was sold on February 28, 2006.

7. Notes to the Consolidated Balance Sheet: Equity and Liabilities

7.1 Equity

Issued capital

The issued capital of GEA Group AG amounted to EUR 496.890 million at December 31, 2006 and remained unchanged during the year under review. It consists of 194,366,618 no par value bearer shares.

Each equity security accounts for a rounded notional EUR 2.56 of the issued capital.

Authorized capital

	Resolution adopted by Annual Shareholders' Meeting	Expiring on	Amount (EUR thousand)
Authorized capital I	March 28, 2002	March 27, 2007	77,000
Authorized capital II	June 21, 2004	June 20, 2009	48,000
Authorized capital III	June 21, 2004	June 20, 2009	123,000
Total			**248,000**

With the **authorized capital I**, the Executive Board is authorized, with Supervisory Board approval, to increase the issued capital by issuing new no par value shares against cash contributions on one or more occasions and, in doing so, to determine a starting date for profit participation other than that stipulated by law pursuant to section 5 (4) of the articles of incorporation.

The **authorized capital II** allows the Executive Board, with Supervisory Board approval, to increase the issued capital through the issue, on one or more occasions, of new no par value shares against cash contributions and, pursuant to section 5 (4) of the articles of incorporation, in doing so to determine a starting date for profit participation other than that stipulated by law. The Executive Board is authorized, with Supervisory Board approval, to exclude shareholders' subscription rights for fractional amounts. Furthermore, the Executive Board is authorized, with Supervisory Board approval, to exclude subscription rights unless the issue price of the new shares is substantially below the market price of shares in the company issued under the same terms and conditions at the time the issue price was determined.

The **authorized capital III** allows the issued capital to be increased through the issue, on one or more occasions, of new no par value shares against non-cash contributions, and the Executive Board may, pursuant to section 5 (4) of the articles of incorporation, determine a starting date for profit participation other than that stipulated by law. Furthermore, the Executive Board is authorized, with Supervisory Board approval, to decide on the exclusion of subscription rights and to determine the further details of the capital increase and the conditions governing the issuance of shares.

Conditional capital

(EUR thousand)	12/31/2006	12/31/2005
Stock option program	-	25,511
GEA shareholders' right to compensation pursuant to section 305 of the German Stock Corporation Act (AktG)	3,211	3,211
Convertible participatory capital	1	1
Total	**3,212**	**28,723**

By resolution of the Extraordinary Shareholders' Meeting of August 20, 1999, the conditional capital was increased by a total of EUR 101.805 million, divided into up to 39,822,608 bearer shares. The conditional capital increase was used to grant compensation in the form of shares of the former mg technologies ag to external shareholders of the former GEA AG, Bochum, following the conclusion of a control and profit transfer agreement between these two companies. An appeal still pending before the regional court in Dortmund is to rule on the appropriateness of the cash payment and compensation specified in the control and profit transfer agreement. The conditional capital increase will only be carried out to the extent that the external shareholders of the former GEA AG existing prior to the squeeze-out utilize any right they may have to compensation once the court has given its final ruling on the appeal.

Stock option program

The stock option program launched as a result of the resolution adopted by the Annual Shareholders' Meeting on March 31, 2000 expired on June 30, 2006 without any options having been exercised because the targets set for the 2003/2006 tranche were not achieved.

Additional paid-in capital

The amount of additional paid-in capital was unchanged at EUR 1,077,076,000. It does not include any other additional payments pursuant to section 272 (2) number 4 of the German Commercial Code (HGB).

Retained earnings

The changes in retained earnings are shown in the statement of changes in equity.

Accumulated other comprehensive income/loss: The accumulated other comprehensive income/loss includes the gains or losses on financial assets carried on the balance sheet at fair value, the effective portion of the change in fair value of derivatives designated as cash flow hedges, and the gains or losses on exchange differences arising from currency translation at foreign subsidiaries. The table below shows the changes in accumulated other comprehensive income/loss in 2006:

(EUR thousand)	12/31/2006	12/31/2005
Accumulated other comprehensive income/loss at the beginning of the year	**16,418**	**-360**
Change in unrealized gains/losses on securities carried on the balance sheet at fair value	146	997
Realized gains on securities carried on the balance sheet at fair value	-1,089	-160
Tax effect of securities carried on the balance sheet at fair value	313	-319
Total gains/losses on securities carried on the balance sheet at fair value	**-630**	**518**
Change in unrealized gains/losses on cash flow hedges	17,883	-22,523
Realized gains on derivatives	4,066	-8,305
Tax effect of derivatives	-8,155	12,769
Total gains/losses on hedging transactions	**13,794**	**-18,059**
Total gains/losses on currency translation	**-29,255**	**34,319**
Accumulated other comprehensive income at the end of the year	**327**	**16,418**

Deduction of treasury shares from equity Treasury shares of EUR 65.263 million have continued to be deducted from equity at December 31, 2006. The number of treasury shares comes to 6,421,002.

Minority interest There is a minority interest of EUR 1.582 million in the GEA Group's companies (2005: EUR 884,000).

7.2 Provisions

The table below gives a breakdown of provisions and their changes during 2006:

(EUR thousand)	Guarantees, warranties	Litigation risks	Follow-up costs	Environ-mental protection, mining	Other provisions	Total
Balance at 01/01/2006	**144,603**	**143,731**	**49,173**	**47,184**	**161,885**	**546,576**
Reclassified as "held for sale"	-5,051	-126	-14,454	-	-25,683	**-45,314**
Balance at 01/01/2006	**139,552**	**143,605**	**34,719**	**47,184**	**136,202**	**501,262**
thereof non-current	49,447	138,969	2,603	45,734	44,396	**281,149**
thereof current	90,105	4,636	32,116	1,450	91,806	**220,113**
Additions	117,965	21,692	23,868	7,310	76,153	**246,988**
thereof reported in net loss on discontinued operations	93,181	-	4,230	-	8,307	**105,718**
Used	-25,903	-5,485	-4,679	-4,647	-54,201	**-94,915**
Reversed	-21,482	-3,877	-20,355	-18	-17,400	**-63,132**
thereof reported in net loss on discontinued operations	-21,313	-175	-10,950	-	-9,193	**-41,631**
Consolidation	10,278	-759	1,889	-	2,550	**13,958**
Effect of change in interest rate	-	-	-	-493	-694	**-1,187**
Accrued interest	-	6,660	-	1,243	51	**7,954**
thereof reported in net loss on discontinued operations	-	6,660	-	-	-	**6,660**
Exchange differences	-724	-164	-265	-12	-925	**-2,090**
Balance at 12/31/2006	**219,686**	**161,672**	**35,177**	**50,567**	**141,736**	**608,838**
thereof non-current	52,171	144,257	983	46,239	43,926	**287,576**
thereof current	167,515	17,415	34,194	4,328	97,810	**321,262**

Provisions for guarantees and warranties

Provisions for guarantees include provisions for indemnities as well as warranties and guarantees related to the disposal of businesses. Provisions for guarantees also relate to warranties on products. The guarantees and warranties on which they are based are usually granted, as is customary in the industry, in connection with certain performance criteria relating to plant, equipment or products (e.g. output guarantee, quality of product manufactured). Warranties generally run for between one and two years from the time when delivery of the products, plant or equipment is accepted. In addition to warranties explicitly agreed by contract, many countries also recognize product liability arrangements, which in some cases may stipulate that the manufacturer is liable beyond the contractually agreed life of the warranty. In some cases there are rights of recourse in the form of insurance reimbursements or subcontractors' guarantees. The level of provisions is based on management's best estimate.

The changes in the present value of the defined benefit obligation and the plan assets and the reconciliation of the funded status are as follows:

	12/31/2006		12/31/2005	
(EUR thousand)	German	Foreign	German	Foreign
Present value of defined benefit obligation at beginning of year	**709,663**	**112,606**	**624,210**	**101,752**
Reclassified as "held for sale"	-189,211	-6,522	-	-
Service cost	6,613	2,296	7,156	2,267
Interest cost	20,513	5,043	30,270	5,701
Employees' contributions	-	352	-	296
Plan compensation	-	-1,194	-	-
Actuarial gain (-) / loss (+)	-37,312	-3,688	81,306	1,374
Transfer of assets	-6,935	-	21	-
Consolidation	10,026	1,912	4,699	18
Exchange differences	-	-5,027	-	7,316
Benefits paid	-28,426	-3,988	-37,999	-6,118
Present value of defined benefit obligation at end of year	**484,931**	**101,790**	**709,663**	**112,606**
Fair value of plan assets at beginning of year	**16,002**	**74,893**	**15,314**	**71,440**
Reclassified as "held for sale"	-3,939	-4,248	-	-
Expected return on plan assets	565	4,951	691	5,310
Actuarial gain (+) / loss (-)	243	239	13	-5,973
Employers' contributions	2,788	4,470	1,184	4,370
Employees' contributions	-	352	-	296
Plan compensation	-	-1,447	-	-
Consolidation	-	1,401	-	-
Exchange differences	-	-3,983	-	5,465
Benefits paid	-925	-3,883	-1,200	-6,015
Fair value of plan assets at end of year	**14,734**	**72,745**	**16,002**	**74,893**
Reconciliation of funded status				
Funded status	470,197	29,045	693,661	37,713
Unrecognized actuarial loss	-69,579	-7,429	-113,304	-11,804
Reclassified as "held for sale"	29,097	912	-	-
Net amount recognized	**429,715**	**22,528**	**580,357**	**25,909**

The table below shows the present value of the defined benefit obligation broken down into funded and unfunded plans:

	12/31/2006		12/31/2005	
(EUR thousand)	German	Foreign	German	Foreign
Present value of the defined benefit obligation for funded plans	104,947	100,444	282,174	110,811
Fair value of plan assets	14,734	72,745	16,002	74,893
Funded status	**90,213**	**27,699**	**266,172**	**35,918**
Unrecognized actuarial loss	-13,901	-6,341	-49,388	-11,511
Net amount recognized for funded plans	**76,312**	**21,358**	**216,784**	**24,407**
Present value of the defined benefit obligation for unfunded plans	379,984	1,346	427,489	1,795
Unrecognized actuarial loss	-26,581	-176	-63,916	-293
Net amount recognized for unfunded plans	**353,403**	**1,170**	**363,573**	**1,502**
Net amount recognized	**429,715**	**22,528**	**580,357**	**25,909**

Experience adjustments made to take account of discrepancies between actuarial assumptions and actual trends had the following effects:

	12/31/2006	
(EUR thousand)	German	Foreign
Present value of the defined benefit obligation	**484,931**	**101,790**
thereof effect of experience adjustments in the current year (loss (+) / gain (-))	793	-552
Fair value of plan assets	**14,734**	**72,745**
thereof effect of experience adjustments in the current year (gain (+))	243	239
Funded status	**470,197**	**29,045**

The table below shows the changes in the net amount recognized for defined-benefit pension plans in 2006 and 2005:

	12/31/2006		12/31/2005	
(EUR thousand)	German	Foreign	German	Foreign
Net amount recognized at beginning of year	580,357	25,909	576,870	25,819
Reclassified as "held for sale"	-156,175	-1,362	-	-
Net periodic pension cost	32,731	3,089	36,750	2,694
thereof included in net loss on discontinued operations	11,492	-	17,864	276
Employers' contributions	-2,788	-4,470	-1,184	-4,370
Benefits paid	-27,501	-105	-36,799	-103
Consolidation / transfer of assets / exchange differences	3,091	-533	4,720	1,869
Net amount recognized	**429,715**	**22,528**	**580,357**	**25,909**

Amounts recognized on the face of the consolidated balance sheet for the pension plans of continuing operations are as follows:

	12/31/2006		12/31/2005	
(EUR thousand)	German	Foreign	German	Foreign
Obligations to employees	429,715	22,805	580,357	26,024
Prepaid expenses	-	-277	-	-115
Net amount recognized	**429,715**	**22,528**	**580,357**	**25,909**

Of the pension reserves reported at December 31, 2006, EUR 36.073 million (2005: EUR 45.005 million) are classified as current.

Actuarial parameters

Weighted actuarial assumptions used to determine the present value of the defined benefit obligation for the principal pension plans were as follows:

	12/31/2006		12/31/2005	
(Percent)	German	Foreign	German	Foreign
Discount rate	4.6	2.0 - 12.0	4.0	2.0 - 10.0
Rate of remuneration increase	2.5	2.0 - 10.0	2.5	2.0 - 8.0

The actuarial assumptions for German pension plans were coordinated with actuarial experts Dr. Dr. Heissmann GmbH, Wiesbaden. The parameters for foreign pension plans were determined with the help of local actuarial experts and in accordance with local conditions.

Plan assets

The table below shows the weighted composition of plan assets used to cover the defined benefit obligation at the respective balance sheet date:

	12/31/2006		12/31/2005	
(Percent)	German	Foreign	German	Foreign
Equity instruments	1.3	42.2	1.3	46.9
Debt instruments	37.4	27.4	45.1	24.4
Real estate	-	4.0	-	2.7
Insurance	60.2	25.8	49.2	25.3
Other	1.1	0.6	4.4	0.7
	100.0	**100.0**	100.0	100.0

As in 2005, the plan assets of German pension plans were managed by relief funds and an endowment fund and are mainly invested in fixed-income securities and fixed-term deposits; only a small proportion is invested in equities. Plan assets held outside Germany are invested country-specifically as shown in the table above. In addition, some of the German and foreign plan assets are managed by insurance companies in accordance with their specific investment guidelines. The basic objective is that these investments ensure consistent returns and preserve the value of the underlying assets so that current and future pension benefits can be funded. There are no plans at present to change this investment strategy. The fair values and the expected long-term returns on these plan assets are stated in the relevant tables. These returns are essentially based on average historical interest rates and current capital market rates.

In 2007, EUR 916,000 is expected to be allocated to the plan assets of German pension plans and EUR 6.133 million to foreign plans.

The actual return on plan assets in 2006 was EUR 5.998 million (2005: EUR 41,000).

Pension costs

The table below gives a breakdown of the pension costs recognized in the income statement:

	01/01/2006 - 12/31/2006		01/01/2005 - 12/31/2005	
(EUR thousand)	German	Foreign	German	Foreign
Service cost	6,613	2,296	7,156	2,267
minus service cost included in net loss on discontinued operations	-1,499	-	-3,439	-218
Interest cost	20,513	5,043	30,270	5,701
minus interest cost included in net loss on discontinued operations	-5,726	-	-14,584	-294
Expected return on plan assets	-565	-4,951	-691	-5,310
minus return on plan assets included in net loss on discontinued operations	-	-	159	236
Effect of plan compensation	-	253	-	-
Amortization of actuarial losses	6,170	448	15	36
minus amortization cost included in net loss on discontinued operations	-4,267	-	-	-
Net periodic pension cost	**21,239**	**3,089**	**18,886**	**2,418**

The service cost, the effect of plan compensation, and amortized actuarial losses on continuing operations are recognized as staff costs under functional costs (cost of sales, selling expenses and administrative expenses). The interest cost and the expected return on plan assets are reported under net interest income/expense.

Actuarial parameters

The weighted actuarial assumptions used to determine the net periodic pension cost are as follows:

	2006		2005	
(Percent)	German	Foreign	German	Foreign
Discount rate	4.0	2.0 - 10.0	5.0	2.0 - 6.5
Rate of remuneration increase	2.5	2.0 - 8.0	3.0	1.0 - 6.5
Expected long-term return on plan assets	1.8 - 7.0	2.0 - 8.5	1.8 - 7.0	2.0 - 8.5

Benefits paid in the future

The following benefits are expected to be paid by German and foreign pension plans over the next few years:

(EUR thousand)	2007	2008	2009	2010	2011	2012 - 2016
German pension plans	31,930	31,874	31,739	32,011	32,391	161,144
Foreign pension plans	4,144	3,732	4,336	5,593	4,495	28,527

7.3.2 Liabilities from supplementary healthcare benefits

Liabilities and funded status

In addition to pensions and similar benefits, certain retired employees are provided with post-employment benefits for health insurance premiums. The following information refers to the Group's liabilities from supplementary healthcare benefits in Germany.

(EUR thousand)	12/31/2006	12/31/2005
Change in present value of defined benefit obligation		
Present value of defined benefit obligation at beginning of year	53,316	48,682
Reclassified as "held for sale"	-33,415	-
Service cost	68	168
Interest cost	772	2,349
Actuarial gain (-) / loss (+)	-1,579	5,443
Benefits paid	-1,190	-3,326
Present value of defined benefit obligation at end of year	**17,972**	**53,316**
Reconciliation of funded status		
Funded status	17,972	53,316
Unrecognized actuarial loss	-7,098	-8,970
Reclassified as "held for sale"	5,623	-
Net amount recognized	**16,497**	**44,346**

Experience adjustments made to take account of discrepancies between actuarial assumptions and actual trends had the following effects:

	2006	
(EUR thousand)	German	Foreign
Present value of the defined benefit obligation	**17,972**	**438**
thereof effect of experience adjustments in the current year (gain (-))	-396	-70

The table below shows the changes in the net amount of obligations recognized for supplementary healthcare benefits in 2006 and 2005:

(EUR thousand)	12/31/2006	12/31/2005
Net amount recognized (balance) at beginning of year	44,346	45,156
Reclassified as "held for sale"	-27,792	-
Net periodic pension cost	1,133	2,516
thereof included in net loss on discontinued operations	261	1,686
Benefits paid	-1,190	-3,326
Net amount recognized	**16,497**	**44,346**

Actuarial parameters

Weighted actuarial assumptions used to determine the present value of the defined benefit obligation for supplementary healthcare benefits in Germany were as follows:

(Percent)	2006	2005
Discount rate	4.6	4 0
Healthcare inflation rate	4.0	4 0

The inflation rate in the cost of supplementary healthcare benefits in Germany is estimated to be 4.0 percent for 2007. Based on past experience, this inflation rate is not expected to change in the future. The balance sheet date used to report obligations arising from supplementary healthcare benefits in Germany is December 31, 2006.

Cost of supplementary healthcare benefits

The net periodic cost of supplementary healthcare benefits in Germany is broken down as follows:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Service cost	68	168
minus service cost included in net loss on discontinued operations	-	-113
Interest cost	772	2,349
minus interest cost included in net loss on discontinued operations	-81	-1,573
Amortization of actuarial losses/gains	293	-1
minus amortization cost included in net loss on discontinued operations	-180	-
Net periodic cost	**872**	**830**

Service cost and amortized actuarial gains on continuing operations are reported as staff costs under functional costs; the interest cost of pension obligations is shown under interest expense and similar charges.

Actuarial parameters

Weighted actuarial assumptions used to determine the cost of supplementary healthcare benefits in Germany were as follows:

(Percent)	12/31/2006	12/31/2005
Discount rate	4.0	5.0
Healthcare inflation rate	4.0	4 0

Benefits paid in the future

The following supplementary healthcare benefits are expected to be paid by German companies over the next few years:

(EUR thousand)	2007	2008	2009	2010	2011	2012 - 2016
Benefits paid in the future	1,201	1,218	1,224	1,231	1,238	6,132

Benefits paid outside Germany

One foreign company provides supplementary healthcare and life insurance benefits that were measured as at October 31, 2006. Their funded status at December 31, 2006 comes to EUR 438,000 (2005: EUR 1.117 million) and the net amount recognized totals EUR 575,000 (2005: EUR 775,000). The relevant cost of these benefits in 2006 amounted to EUR 34,000

(2005: EUR 67,000). The actuarial assumptions used to determine the present value of the defined benefit obligation for these additional foreign benefits are based on a discount rate of 5.25 percent (2005: 5.0 percent). The cost of additional benefits in 2006 was based on a discount rate of 5.0 percent (2005: 6.0 percent). These assumptions also took into account estimates of the rising cost of medical and dental treatment benefits. As in 2005, the rise in the cost of medical healthcare benefits amounts to 13.0 percent. It will decrease by 1.0 percent every year until 2013. As in 2005, the rise in the cost of dental healthcare benefits amounts to 6.5 percent. It will decrease by 0.5 percent every year until 2011.

Benefits paid in the future

Estimates of additional benefits to be paid in the future outside Germany are as follows:

(EUR thousand)	2007	2008	2009	2010	2011	2012 - 2016
Benefits paid in the future	152	140	123	101	73	40

The following schedule presents the effect of a one percentage point change in the rate of increase of healthcare and life insurance benefits on the sum total of service cost plus interest cost and on the present value of the defined benefit obligation at December 31, 2006:

	1% increase		1% decrease	
(EUR thousand)	German	Foreign	German	Foreign
Impact on the sum total of service cost plus interest cost	113	1	-94	-1
Effect on the present value of the defined benefit obligation	2,436	13	-2,053	-7

7.3.3 Defined-contribution pension plans

Individual companies of the GEA Group's continuing operations offer various post-employment benefits in the form of defined-contribution pension plans. The pension cost of these plans lies not with the GEA Group but with the respective pension provider. Total contributions of EUR 9.123 million (2005: EUR 9.684 million) were paid in 2006. These contributions are recognized under staff costs at the same time as the relevant work is performed.

7.3.4 Performance Share Plan

On July 1, 2006, GEA Group AG launched a new long-term remuneration program entitled GEA Performance Share Plan for executives of the first and second management levels. The aim of this program is to link remuneration to the company's long-term performance and to align executives' interests with those of shareholders.

Participants in the plan are alloted a defined number of performance shares at the beginning of the performance period. The number of alloted performance shares is determined by the participants' seniority (management level). The performance shares must then be held for three years (performance period). To be eligible to participate in the plan, executives must first invest 20 percent of the amount of the alloted performance shares in shares of GEA Group AG.

The performance of GEA Group AG shares relative to all other companies in the MDAX index over the three-year performance period is measured in terms of their total shareholder return (TSR). The TSR provides investors with a useful indicator for comparing the performance and appeal of various companies. It measures the total return that an investor earns from a share over a given period. The calculation of the TSR factors in the performance of the share price as well as dividends and any adjustments, such as stock splits. The TSR is expressed as a percentage. Because it compares performance in relative terms, it eliminates returns that derive from general market volatility and enables the results of various profit-retention strategies to be compared. The performance of GEA Group AG shares determines the number of performance shares ultimately paid out (between 0 percent and 300 percent).

The performance shares are paid out once the three-year performance period has elapsed. The performance of GEA Group AG shares relative to the MDAX determines how many performance shares are paid out. If the TSR on GEA Group AG shares equals the median, 50 percent of the alloted performance shares are paid out; if it reaches the third quartile, 100 percent of the alloted performance shares are paid out. If the shares of GEA Group AG outperform all other companies in the MDAX, 300 percent of the alloted performance shares are paid out. Other performance figures are interpolated between these values. The total amount paid out to participants corresponds to their final number of performance shares multiplied by the closing share price. This amount is paid together with participants' monthly salary. Once the three-year performance period has elapsed, participants may do as they wish with their GEA Group AG shares.

On December 31, 2006 the plan comprised 23,766 performance shares, which had been alloted to 42 executives of the first and second management levels. Because the fair value of each performance share was EUR 12.19 on December 31, 2006, the total cost of the plan for 2006 amounted to EUR 47,000. The fair value of the performance shares was calculated using a multidimensional Monte Carlo simulation. The liability arising from the plan amounted to EUR 47,000 at December 31, 2006.

7.4 Financial liabilities

The table below gives a breakdown of financial liabilities at December 31, 2006:

(EUR thousand)	12/31/2006	12/31/2005
Liabilities to banks	16,268	54,637
thereof maturing in 5 years or later	1,791	1,192
Liabilities under finance leases	1,309	2,041
thereof maturing in 5 years or later	-	-
Liabilities from derivatives	8	3,100
thereof maturing in 5 years or later	-	-
Non-current financial liabilities	**17,585**	**59,778**
Liabilities to banks	81,053	70,434
Liabilities under finance leases	1,817	3,557
Promissory notes payable	2,692	2,874
Liabilities from derivatives	4,112	21,262
Current financial liabilities	**89,674**	**98,127**
Total financial liabilities	**107,029**	**157,905**

The fair value of financial liabilities approximates to their carrying amounts.

Liabilities to banks

Security totaling EUR 29.641 million (2005: EUR 28.733 million) has been provided for liabilities to banks.

The decrease in bank debt was largely attributable to the timely repayment of a note loan. The table below gives a breakdown of the maturities of the GEA Group's bank debt:

(EUR thousand)	2006	2005
up to 1 year	81,053	70,434
1 - 2 years	1,160	27,629
2 - 3 years	420	584
3 - 4 years	12,715	25,015
4 - 5 years	182	217
more than 5 years	1,791	1,192
Total	**97,321**	**125,071**

The fair value of liabilities to banks corresponds to the stated carrying amounts.

The interest rate on floating-rate debt, which was repaid during the course of 2006 (2005: EUR 29.500 million), is constantly adjusted based on 6-month EURIBOR plus a margin of 2.2 percent. The interest rate on liabilities to banks in the euro zone in 2006 varied between 2.5 percent and 7.0 percent p.a., depending on their maturity and purpose (2005: between 3 percent and 6 percent p.a.). There were also materially relevant foreign-currency liabilities denominated in pounds sterling and Indian rupees, on which the GEA Group paid these countries' normal market interest rates of roughly 6 percent p.a. and 11 percent p.a. respectively.

At December 31, 2006 there were lines of credit at banks (cash lines) of EUR 1,031,736,000 (2005: EUR 1,036,504,000). Of this amount, bank credit lines of EUR 934.415 million (2005: EUR 911.433 million) had not been utilized. In addition, there were guarantee lines of EUR 2,306,438,000 (2005: EUR 1,763,429,000) available for performance of contracts, advances and warranty obligations, of which EUR 1,234,604,000 (2005: EUR 969.469 million) was being used.

Lease liabilities

The table below gives a breakdown of future payments under finance leases:

(EUR thousand)	Minimum lease payment 12/31/2006	Minimum lease payment 12/31/2005	Present value of minimum lease payment 12/31/2006	Present value of minimum lease payment 12/31/2005
up to 1 year	1,845	3,636	1,817	3,557
1 - 2 years	1,078	1,784	968	1,779
2 - 3 years	183	260	182	252
3 - 4 years	159	11	159	10
Total future payments under finance leases	**3,265**	**5,691**	**3,126**	**5,598**

Most leases relate to either land and buildings or plant and equipment. The present value of minimum lease payments at December 31, 2006 amounted to EUR 994,000 (2005: EUR 1.186 million) for leases of land and buildings and to EUR 294,000 (2005: EUR 234,000) for leases of plant and equipment.

The average incremental borrowing rate of interest implicit in the calculation of the present value of the minimum lease payment was 3.0 percent (2005: 4.5 percent).

As the interest rates implicit in leases are constant, the fair value of lease liabilities may be exposed to interest rate risk. All leases contain contractually agreed payments.

The fair value of lease liabilities approximates to their stated carrying amount.

The lease liabilities are effectively secured because the rights to the leased asset revert to the lessor if the terms and conditions of the lease are infringed.

7.5 Trade payables

Trade payables as at December 31, 2006 were as follows:

(EUR thousand)	12/31/2006	12/31/2005
Trade payables	707,027	836,298
thereof owed to subsidiaries	5,326	19,077
thereof owed to equity investments	270	2,750

The fair values correspond to the stated carrying amounts. Trade payables of EUR 705.431 million (2005: EUR 741.029 million) fall due within one year. As in 2005, no liabilities in 2006 fell due after more than five years.

Security has been provided for trade payables of EUR 3.617 million (2005: EUR 12.651 million).

7.6 Income tax liabilities

The income tax liabilities relate to current taxes and amounted to EUR 29.098 million at the balance sheet date (2005: EUR 22.106 million).

7.7 Other liabilities

The table below gives a breakdown of other liabilities at December 31, 2006:

(EUR thousand)	12/31/2006	12/31/2005
Other liabilities to subsidiaries	-	149
Other liabilities	13,766	9,340
thereof relating to social security	-	15
Other non-current liabilities	**13,766**	**9,489**
Advances received for orders and construction contracts	162,246	201,051
Net debit balance on construction contracts	259,808	370,987
Other liabilities to subsidiaries	23,121	24,094
Other liabilities to equity investments	1	-
Tax liabilities (excl. income taxes)	45,755	54,691
Other liabilities	67,013	89,264
thereof relating to social security	11,522	21,264
thereof relating to employees	3,658	3,016
Other current liabilities	**557,964**	**740,087**
Total other liabilities	**571,730**	**749,576**

The fair value of other financial liabilities corresponds to the stated carrying amounts.

Security has been provided for advances for orders of EUR 12.617 million (2005: EUR 20.481 million) and for other liabilities of EUR 926,000 (2005: EUR 1.588 million).

The net debit balance on construction contracts amounts to the sum total of contracts whose progress-billing amounts exceed the capitalized cost of sales plus the contract gains and losses recognized. This balance includes an amount of EUR 5.539 million (2005: EUR 70,000) that functions like a provision.

8. Notes to the Consolidated Income Statement

8.1 Sales

The table below gives a breakdown of the GEA Group's sales in 2006

(EUR thousand)	12/31/2006	12/31/2005
from the sale of goods	1,900,121	1,147,624
from construction contracts	2,446,080	2,243,111
Total	**4,346,201**	**3,390,735**

8.2 Other income

Other income consisted of the following components:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Income from disposal of non-current assets	4,057	18,065
Income from disposal of current assets	1,004	498
Income from disposal of subsidiaries	1,270	-
Gains on exchange differences	12,163	10,669
Income from reversal of provisions	8,315	4,652
Income from rental and lease agreements	2,722	2,574
Sundry income	31,201	32,141
Total	**60,732**	**68,599**

Sundry income

Sundry income stems mainly from investment grants of EUR 1.319 million (2005: EUR 1.272 million), the reversal of impairment losses and payments received for adjustments on receivables of EUR 2.696 million (2005: EUR 1.213 million) and various reimbursements of EUR 899,000 (2005: EUR 530,000).

8.3 Other expenses

Other expenses consisted of the following components:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Non-reimbursed research and development costs	44,777	34,374
Losses on exchange differences	14,208	5,069
Cost of money transmission and payments	680	746
Losses on disposal of non-current assets	3,711	1,511
Sundry expenses	26,517	18,005
Total	**89,893**	**59,705**

Sundry expenses

Sundry other expenses mainly include additions to provisions and adjustments on receivables.

Research and development costs

The GEA Group's total research and development costs in 2006 were as follows:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Customer-funded (reimbursed)	23,417	16,979
Group-funded (non-reimbursed)	44,777	34,374
Total	**68,194**	**51,353**

A portion of research and development (R&D) costs are incurred for R&D that is recoverable through overhead charged to certain construction contracts (reimbursed).

Group-funded (non-reimbursed) R&D is not directly contract-related and is expensed as incurred.

8.4 Presentation of selected expenses and income according to origin

Cost of materials

The cost of materials rose by EUR 707.211 million during the year under review to EUR 2,584,044,000 (2005: EUR 1,876,833,000). The cost of materials is reported under the cost of sales.

Staff costs

Staff costs rose by EUR 88.128 million in 2006 to EUR 956.170 million (2005: EUR 868.042 million). Amounts relating to the interest cost of projected pension obligations are not recognized as staff costs. They are reported as part of interest expense and similar charges under financial and interest expenses. Staff costs include wages and salaries of EUR 776.437 million (2005: EUR 709.088 million) as well as social security contributions and post-employment benefits of EUR 179.733 million (2005: EUR 158.954 million).

Depreciation, amortization and impairment

Depreciation, amortization and impairment of property, plant and equipment and intangible assets in the year under review came to EUR 69.370 million (2005: EUR 58.014 million). Impairment of investments in subsidiaries, other equity investments and securities amounted to EUR 1.237 million in 2006 (2005: EUR 1.637 million). Adjustments of EUR 12.800 million (2005: EUR 9.941 million) were recognized on inventories. Depreciation, amortization and impairment are reported under the cost of sales. Impairment of equity investments and securities is reported under financial expenses.

8.5 Financial income, interest and similar income

Financial income

Financial income comprises income from profit transfer agreements as well as net investment income from sundry equity investments:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Income from profit transfer agreements	222	296
Income from equity investments	2,116	1,718
thereof from subsidiaries	1,432	1,099
Total other financial income	**2,338**	**2,014**

Interest and similar income

The table below gives a breakdown of interest and similar income:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Interest and similar income from receivables, investments and securities	8,857	9,508
Interest and similar income from plan assets	5,516	5,606
Other interest and similar income	6,425	4,775
thereof from subsidiaries	1,262	1,072
Total interest and similar income	**20,798**	**19,889**

8.6 Financial expenses, interest expense and similar charges

Financial expenses

The financial expenses of EUR 1.251 million for 2006 (2005: EUR 1.927 million) include impairment of EUR 1.237 million (2005: EUR 1.637 million) on financial assets (excl. trade receivables) and expenses of EUR 14,000 (2005: EUR 290,000) from the assumption of losses.

Interest expense and similar charges

The table below gives a breakdown of interest expense and similar charges:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Interest expense and similar charges arising from bank debt and bonds	14,690	18,055
Interest cost of pension obligations	20,553	21,932
Interest cost of provisions and other obligations to employees	108	2,621
Other interest expense and similar charges	29,911	21,871
thereof owed to subsidiaries	674	674
Total interest expense and similar charges	**65,262**	**64,479**

Other interest expense and similar charges includes the cost of investments held by discontinued operations with GEA Group AG amounting to EUR 22.131 million (2005: EUR 15.446 million).

8.7 Income taxes

Income taxes on continuing operations consist of the following components:

(EUR thousand)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Current taxes	46,031	27,248
German	3,573	2,117
Foreign	42,458	25,131
Deferred taxes	20,276	13,143
Total	**66,307**	**40,391**

The following reconciliation of income taxes for 2006 is based on an overall tax rate of 38.9 percent and reconciles figures to the effective tax rate of 26.1 percent:

	01/01/2006 - 12/31/2006		01/01/2005 - 12/31/2005	
	EUR thousand	Percent	EUR thousand	Percent
Earnings before tax	**253,730**		**180,754**	
Anticipated tax expense	98,701	38.9	70,313	38.9
Non-tax-deductible expense	2,879	1.1	8,920	4.9
Tax-exempt income	-180	-0.1	-	-
Change in adjustments	-15,600	-6.1	-18,015	-10.0
Change in tax rates	-	-	8,174	4.5
Tax effect of subsidiaries and equity investments	-	-	-380	-0.2
Foreign tax rate differential	-19,319	-7.6	-27,221	-15.1
Other	-174	-0.1	-1,400	-0.8
Income taxes and effective tax rate	**66,307**	**26.1**	**40,391**	**22.3**

Deferred taxes

The table below gives a breakdown of deferred tax assets and liabilities by maturity in 2006:

(EUR thousand)	12/31/2006	12/31/2005
Current deferred tax assets	13,791	40,265
Non-current deferred tax assets	418,034	540,689
Total deferred tax assets	**431,825**	**580,954**
Current deferred tax liabilities	40,699	29,176
Non-current deferred tax liabilities	6,836	10,755
Total deferred tax liabilities	**47,535**	**39,931**
Net deferred tax assets	**384,290**	**541,023**

Deferred tax assets and liabilities are netted if an enforceable right to have actual tax assets offset against actual tax liabilities exists and if the deferred taxes relate to income taxes levied by the same tax authority.

Changes in deferred taxes – without any netting – were as follows:

(EUR thousand)	12/31/2006	12/31/2005
Tax loss carryforwards	1,347,832	1,398,758
Intangible assets	127,004	209,268
Property, plant and equipment	12,920	11,676
Pensions and other post-employment benefits	49,307	69,324
Other provisions	123,181	136,703
Other	4,406	4,219
Total	**1,664,651**	**1,829,948**
Minus adjustments	-1,123,418	-1,130,307
Deferred tax assets	**541,233**	**699,641**
Intangible assets	-53,004	-49,223
Property, plant and equipment	-33,255	-32,825
Inventories	-43,794	-48,298
Other provisions	-734	-5,227
Liabilities	-15,257	-15,031
Deferred income	-3,315	-4,841
Other	-7,584	-3,173
Deferred tax liabilities	**-156,943**	**-158,618**
Net deferred tax assets	**384,290**	**541,023**

At December 31, 2006, the GEA Group had recognized deferred tax assets of EUR 222.349 million on tax loss carryforwards:

(EUR thousand)	12/31/2006	12/31/2005
Deferred taxes on domestic loss carryforwards:		
- Corporate tax	115,496	149,612
- Trade tax	54,884	70,632
Deferred taxes on loss carryforwards outside Germany	51,969	57,216
Total	**222,349**	**277,460**

A tax rate of 38.9 percent is applicable to German Group companies. This includes the standard rate of corporate tax, the solidarity surcharge and the average rate of trade tax.

The tax rates applicable to companies outside Germany vary between 10.0 percent (Ireland) and 41.7 percent (Japan).

No deferred tax assets were accrued on corporate-tax loss carryforwards of EUR 2,594 million (2005: EUR 2,447 million) or on trade-tax loss carryforwards of EUR 1,886 million (2005: EUR 1,660 million) because their utilization was not sufficiently certain. German companies' losses can be carried forward indefinitely. Foreign companies' losses can usually only be carried forward for a limited period. The majority of foreign companies' loss carryforwards will expire in 2011.

Of the deferred taxes of EUR 3.490 million (2005: minus EUR 4.352 million) reported as accumulated other comprehensive income/loss in 2006, EUR 3.379 million (2005: minus EUR 4.776 million) is attributable to hedging transactions and EUR 111,000 (2005: EUR 424,000) to financial assets reported at fair value as accumulated other comprehensive income/loss.

8.8 Earnings per share

Earnings per share are calculated as follows:

(EUR thousand / Thousands)	01/01/2006 - 12/31/2006	01/01/2005 - 12/31/2005
Net loss after minority interest	-288,439	-66,484
thereof on continuing operations	187,208	138,165
thereof on discontinued operations	-475,647	-204,649
Weighted average number of shares outstanding (thousands)	187,945	187,971
Earnings per share (EUR)		
on net loss	-1.53	-0 35
thereof on continuing operations	1.00	0.74
thereof on discontinued operations	-2.53	-1.09

There were no dilutive effects in either 2006 or 2005. There was no dilution in 2005 because the preconditions for exercising the final tranche of the stock-based remuneration program were not met.

8.9 Appropriation of profit

The single-entity financial statements of GEA Group AG, prepared in accordance with German accounting standards, report a distributable profit of EUR 3.755 million as at December 31, 2006. The Executive Board and the Supervisory Board will propose to the Annual Shareholders' Meeting on April 30, 2007 that the distributable profit be carried forward to the next period.

9. Contingent Liabilities, Other Financial Commitments, Contingent Assets, and Litigation

9.1 Contingent liabilities

Non-recognized contingent liabilities, including those of discontinued operations, amounted to EUR 65.939 million at December 31, 2006 (2005: EUR 113.245 million). They mainly comprised liabilities on guarantees and liabilities on warranties. The liabilities on guarantees largely related to guarantees for advances, performance of contracts, and warranty obligations as well as guarantees for bank credit lines and guarantee lines provided on behalf of equity investments. Liabilities on warranties primarily relate to security for pension liabilities and warranties for agreements with customers.

The maturity of contingent liabilities arising from guarantees and warranties is up to five years. There are also contingencies with maturity periods that depend on the performance of contractually agreed obligations or the occurrence of certain events. These contingent liabilities are largely to customers, banks and employees of former subsidiaries. Such contingencies occur if the debtor fails to meet its contractual obligations.

9.2 Other financial commitments

Other financial commitments at December 31, 2006 consist of:

(EUR thousand)	12/31/2006	12/31/2005
Rental and lease agreements	348,222	462,403
Order commitments	175,106	294,934

Rental and lease agreements

The commitments of EUR 348.222 million (2005: EUR 462.403 million) under rental and lease agreements mainly relate to land and buildings and, to a lesser extent, to plant and equipment. The leases run until no later than 2031. Payments are spread over future years as follows:

(EUR thousand)	
2007	64,720
2008	56,089
2009	45,696
2010	40,718
2011	38,921
Thereafter	102,078
Total payments	**348,222**

In 2006, the cost of rental and lease agreements amounted to EUR 65.867 million (2005: EUR 59.601 million), of which EUR 10.220 million (2005: EUR 1.283 million) related to variable payments. Subleases in the year under review generated income of EUR 18.837 million (2005: EUR 13.337 million). These subleases give rise to claims to rental income of EUR 76.777 million (2005: EUR 97.297 million) over the next few years.

Sale-and-leaseback agreements on buildings gave rise to future cash payments of EUR 146.548 million (2005: EUR 162.288 million) at the balance sheet date.

Order commitments

Of the total order commitments of EUR 175.106 million (2005: EUR 294.934 million), 97 percent relate to inventories and the remaining 3 percent to property, plant and equipment, as in 2005.

9.3 Contingent assets

The court ruled in favor of GEA Group AG in the arbitration proceedings against US-based Flex-N-Gate Corp., Urbana (IL), USA, on September 15, 2006. This ruling means that Flex-N-Gate is obliged to compensate GEA Group AG for the losses it incurred in connection with the collapse of the sale of the Dynamit Nobel Plastics business to Flex-N-Gate in the autumn of 2004. On December 20, 2006 – within the prescribed period – FNG filed a petition with the regional appeal court in Frankfurt am Main to have the aforementioned ruling overturned. As things stand we do not believe this appeal has much chance of success. The amount of any compensation to be paid to GEA Group AG will not be decided until the second part of the arbitration proceedings.

9.4 Litigation

The bankruptcy administrator for Polyamid 2000 AG is demanding from GEA Group AG, and from three other companies in the Group, the repayment of the purchase price for the construction of a carpet recycling plant amounting to EUR 164.6 million including VAT. The main claim of the bankruptcy administrator is that the contract for the construction of the plant was null and void because of failure to comply with the regulations on post-formation acquisitions stipulated in the German Stock Corporation Act (AktG). The action was dismissed by the court of both first instance and second instance. The claimant has lodged an appeal with Germany's Federal Court of Justice.

In connection with the conclusion of the control and profit-transfer agreement between mg technologies ag and GEA AG in 1999, an appeal is still pending before the regional court in Dortmund regarding the appropriateness of the exchange offer made to shareholders of GEA AG.

After the squeeze-out resolution adopted by the Annual Shareholders' Meeting of GEA AG on April 28, 2005 was entered in the commercial register, several shareholders lodged an appeal with the regional court in Dortmund and requested that the court rule on the appropriate cash payment for the GEA AG shares transferred to mg technologies ag.

Plant-engineering subsidiaries are faced with sector-specific lawsuits concerning the acceptance and settlement of orders where the amounts in dispute can go into many millions of euros in some cases.

Further legal proceedings or official investigations have been instituted or may be instituted against companies of the GEA Group as a result of earlier disposal activities and their ongoing business operations.

Appropriate provision has been made for risks arising from litigation. It is not possible to predict the outcome of individual cases with any degree of certainty. The GEA Group therefore cannot exclude the possibility that the conclusion of these lawsuits may in some cases incur expenses that exceed the provisions accrued for such purposes.

10. Segment Reporting

10.1 Primary reporting format: business segments

The GEA Group's global operations were organized into three business segments at December 31, 2006. Its main operations are broken down into

- Customized Systems
- Process Equipment
- Process Engineering.

A detailed description of the business segments' operations and the products and services they offer can be found in the management report.

Segment earnings for the fiscal year ended December 31, 2006 were as follows:

(EUR million)	Customized Systems	Process Equipment	Process Engineering	Other	Eliminated	Total
01/01/2006 - 12/31/2006						
Sales	825.9	1,282.9	1,761.3	476.1	-	**4,346.2**
Intersegment sales	1.2	91.6	12.2	12.9	-117.9	**-**
Total sales	827.1	1,374.6	1,773.5	489.0	-117.9	**4,346.2**
EBITDA	71.4	177.3	125.6	-1.4	-0.7	**372.3**
EBIT	56.8	154.0	110.3	-22.3	-0.7	**298.2**
Segment earnings before tax (EBT)	57.3	148.7	107.0	-58.5	-0.7	**253.7**
Financial income	5.7	12.2	10.2	23.5	-28.9	**22.8**
Financial expenses	6.4	17.3	12.6	59.1	-28.9	**66.5**
Equity method income/loss in net financial income	-	-1.2	0.5	0.3	-	**-0.4**
Net loss on discontinued operations	-	-	-	-475.6	-	**-475.6**
Sales from discontinued operations	-	-	-	1,115.7	-	**1,115.7**
Segment assets	836.1	1,615.8	1,606.4	2,759.1	-1,865.9	**4,951.4**
thereof from discontinued operations	-	-	-	569.5	-	**569.5**
Segment liabilities	352.2	671.0	970.1	2,507.8	-811.1	**3,690.0**
thereof from discontinued operations	-	-	-	943.0	-	**943.0**
Capital expenditure	21.4	32.3	30.4	15.9	-	**100.0**
Depreciation, amortization and impairment	13.4	23.2	15.3	13.3	-	**65.2**
Number of employees	4,930	6,155	5,879	509	-	**17,473**
01/01/2005 - 12/31/2005						
Sales	699.5	1,048.9	1,320.9	321.5	-	**3,390.7**
Intersegment sales	1.6	70.4	22.6	16.9	-111.6	**-**
Total sales	701.1	1,119.3	1,343.5	338.4	-111.6	**3,390.7**
EBITDA	60.1	146.7	109.2	-33.8	2.7	**285.0**
EBIT	47.4	126.7	96.1	-47.6	2.7	**225.3**
Segment earnings before tax (EBT)	48.6	118.1	95.8	-82.6	0.8	**180.8**
Financial income	5.7	11.5	11.8	23.4	-24.7	**27.7**
Financial expenses	5.2	17.5	8.7	57.7	-22.7	**66.4**
Equity method income/loss in net financial income	-	1.8	3.1	0.8	-	**5.8**
Net loss on discontinued operations	-	-	-	-204.6	-	**-204.6**
Sales from discontinued operations	-	-	-	2,060.3	-	**2,060.3**
Segment assets	824.0	1,544.8	1,399.8	3,023.5	-2,007.2	**4,784.9**
Segment liabilities	332.4	632.0	794.9	2,338.5	-897.0	**3,200.8**
Capital expenditure	19.3	22.3	24.7	22.0	-	**88.3**
Depreciation, amortization and impairment	12.0	19.7	13.1	12.5	-	**57.3**
Number of employees	4,281	5,695	5,028	602	-	**15,606**

Since the decision was taken to sell three of the Plant Engineering segment's four divisions, the former Plant Engineering segment has not been reported. Its assets and liabilities are now shown as assets and liabilities of the "Other" segment. The remaining Gas Cleaning division also forms part of the "Other" segment. The segment reporting for 2005 has been restated accordingly.

With the exception of depreciation, amortization and impairment, there were no material non-cash expenses within the segments in either 2006 or 2005.

The table below gives a breakdown of cash flow by segment:

(EUR thousand)	Customized Systems	Process Equipment	Process Engineering	Other	GEA Group
01/01/2006 - 12/31/2006					
Cash flow from operating activities	50,105	130,356	134,567	-200,749	**114,279**
Cash flow from investing activities	-35,304	-29,231	-26,106	4,229	**-86,412**
Cash flow from financing activities	-11,157	-99,818	-133,593	133,520	**-111,048**
Exchange-rate-related changes in cash and cash equivalents	-209	2,786	-4,145	-619	**-2,187**
Change in unrestricted cash and cash equivalents	**3,435**	**4,093**	**-29,277**	**-63,619**	**-85,368**
01/01/2005 - 12/31/2005					
Cash flow from operating activities	-450	87,594	4,280	96,045	**187,469**
Cash flow from investing activities	-13,493	-30,657	-18,090	-73,340	**-135,580**
Cash flow from financing activities	10,207	-50,425	40,065	-215,391	**-215,544**
Adjustment of unrestricted cash and cash equivalents of discontinued operations	-	-	-	-	**-**
Exchange-rate-related changes in cash and cash equivalents	391	-261	3,641	800	**4,571**
Change in unrestricted cash and cash equivalents	**-3,345**	**6,251**	**29,896**	**-191,886**	**-159,084**

11.2.2 Remuneration paid to the Executive Board and the Supervisory Board

The Executive Board of GEA Group AG received total remuneration of EUR 6.401 million in 2006. The table below gives a breakdown of this remuneration:

(EUR thousand)	
Base salary	2,825
Bonus	3,400
Non-cash remuneration	157
Pension allowance	19
Total	**6,401**

Further information on the remuneration paid to the Executive Board and the Supervisory Board can be found on page 50 et seq. of the management report.

11.3 Additional information

11.3.1 Declaration on the German Corporate Governance Code

The declaration pursuant to section 161 of the German Stock Corporation Act (AktG) was issued on November 28, 2006 and has been made permanently available to shareholders.

11.3.2 Number of employees

The average number of employees during the year was as follows:

Average for the year	2006	2005
Wage earners	6,693	6,147
Salaried employees	9,895	9,142
Continuing operations	**16,588**	**15,289**
Wage earners	125	3,028
Salaried employees	1,861	2,750
Discontinued operations	**1,986**	**5,778**
Total	**18,574**	**21,067**

The figures for 2005 include the employees of the former Plant Engineering segment and those in the Dynamit Nobel Plastics business, which was sold on December 30, 2005.

The number of employees at the balance sheet date was as follows:

Balance sheet date	12/31/2006	12/31/2005
Wage earners	7,032	6,245
Salaried employees	10,441	9,361
Continuing operations	**17,473**	**15,606**
Wage earners	-	191
Salaried employees	1,777	1,798
Discontinued operations	**1,777**	**1,989**
Total	**19,250**	**17,595**

11.3.3 Auditing and consultancy fees

The table below gives a breakdown of the fees and expenses paid to the auditors of the 2006 consolidated financial statements:

(EUR thousand)	Fee
Auditing	2,240
Tax advice	50
Other services	277
Total	**2,567**

11.3.4 Major Shareholdings

The full list of shareholdings is filed with the commercial register at the local court in Bochum (HRB 10437) and is published in the electronic Federal Gazette. A list of shareholdings can also be found on the internet at www.geagroup.com. The following list contains major shareholdings only (measured by sales and total assets):

Segment	Company	Head office	Country
Customized Systems	GEA Air Treatment GmbH	Herne	Germany
	Grasso's Koninklijke Machinefabrieken N.V.	's-Hertogenbosch	Netherlands
Process Equipment	Westfalia Separator AG	Oelde	Germany
	GEA Ecoflex GmbH	Sarstedt	Germany
	WestfaliaSurge Deutschland GmbH	Bönen	Germany
	WestfaliaSurge Inc.	Naperville	USA
Process Engineering	GEA Energietechnik GmbH	Bochum	Germany
	Batignolles Technologies Thermiques S.A.S.	Nantes	France
	Niro A/S	Søborg	Denmark
	GEA Huppmann AG	Kitzingen	Germany
Other	GEA Group Aktiengesellschaft	Bochum	Germany
	GEA North America Inc.	Delaware	USA
	GEA PT France SAS	Saint-Quentin en Yvelines	France
	GEA PT Holding GmbH	Bochum	Germany
	Lurgi Bischoff GmbH	Essen	Germany
	mg vermögensverwaltungs gmbh	Frankfurt am Main	Germany
	Ruhr-Zink GmbH	Datteln	Germany
Discontinued	Lurgi Lentjes Aktiengesellschaft	Ratingen	Germany
operations	Zimmer Aktiengesellschaft	Frankfurt am Main	Germany
	Lurgi Aktiengesellschaft *	Frankfurt am Main	Germany
	Lentjes GmbH *	Ratingen	Germany

*) for sale

11.3.5 Companies exempted under section 264 (3) HGB

- 2H Kunststoff GmbH, Wettringen
- AWP Kälte-Klima-Armaturen GmbH, Prenzlau
- GEA Air Treatment GmbH, Herne
- GEA Air Treatment Marketing Services International GmbH, Herne
- GEA Delbag-Lufttechnik GmbH, Herne
- GEA Diessel GmbH, Hildesheim
- GEA Ecoflex GmbH, Sarstedt
- GEA Energietechnik GmbH, Bochum
- GEA Energy Technology GmbH, Bochum

- GEA Happel Klimatechnik GmbH, Herne
- GEA Happel Klimatechnik Produktions- und Servicegesellschaft mbH, Herne
- GEA Happel Service GmbH, Willich
- GEA Happel Wieland GmbH, Sprockhövel-Haßlinghausen
- GEA Industriebeteiligungen GmbH, Bochum
- GEA IT Services GmbH,Oelde
- GEA Jet Pumps GmbH, Ettlingen
- GEA Luftkühler GmbH, Bochum
- GEA Management Gesellschaft für Wärme- u. Energietechnik mbH, Bochum
- GEA Maschinenkühltechnik GmbH, Bochum
- GEA Messo GmbH, Duisburg
- GEA NIRO GmbH, Müllheim
- GEA Process Equipment GmbH, Duisburg
- GEA PT Holding GmbH, Bochum
- GEA Wiegand GmbH, Ettlingen
- GEA WTT GmbH, Nobitz-Wilchwitz
- Grasso GmbH Refrigeration Technology, Bochum
- Grasso International GmbH, Berlin
- KÜBA Kältetechnik GmbH, Baierbrunn
- Lurgi Aktiengesellschaft, Frankfurt am Main
- Lurgi Bischoff GmbH, Essen
- Lurgi Lentjes Aktiengesellschaft, Ratingen
- mg Altersversorgung GmbH, Bochum
- mg capital gmbh, Bochum
- mg vermögensverwaltungs gmbh, Frankfurt am Main
- Paul Pollrich GmbH, Mönchengladbach
- Renzmann & Grünewald GmbH, Monzingen
- Tuchenhagen Brewery Systems GmbH, Büchen
- Tuchenhagen Dairy Systems GmbH, Sarstedt
- Tuchenhagen GmbH, Büchen
- Westfalia Separator ACE GmbH, Ennigerloh
- Westfalia Separator AG, Oelde
- Westfalia Separator Deutschland GmbH, Oelde
- Westfalia Separator Engineering GmbH, Oelde
- Westfalia Separator Food Tec GmbH, Oelde
- Westfalia Separator Industry GmbH, Oelde
- Westfalia Separator Membraflow GmbH, Oelde
- Westfalia Separator Mineraloil Systems GmbH, Oelde
- Westfalia Separator Umwelttechnik GmbH, Oelde
- WestfaliaSurge Deutschland GmbH, Bönen
- WestfaliaSurge GmbH, Bönen
- Zimmer Aktiengesellschaft, Frankfurt am Main

Bochum, March 19, 2007

The Executive Board

Independent Auditors' Report

We have audited the consolidated financial statements – comprising the consolidated balance sheet, the consolidated income statement, the notes to the consolidated financial statements, the consolidated cash flow statement and the consolidated statement of changes in equity – and the group management report (aggregated with the management report of the parent company) prepared by GEA Group Aktiengesellschaft, Bochum, for the business year from January 1 to December 31, 2006. The preparation of the consolidated financial statements and the aggregated management report in accordance with International Financial Reporting Standards (IFRSs), as applied throughout the European Union, and the supplementary provisions of commercial law applicable in accordance with section 315a (1) of the German Commercial Code (HGB) is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and the aggregated management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with section 317 HGB and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (German Institute of Auditors). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the financial position and financial performance in the consolidated financial statements in accordance with the applicable accounting standards and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system relating to the accounting system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the enterprises included in the consolidated financial statements, the scope of consolidation, the recognition and consolidation principles used and significant estimates made by the Company's management, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements of GEA Group Aktiengesellschaft, Bochum, comply with IFRSs, as applied throughout the European Union, and the supplementary provisions of commercial law applicable in accordance with section 315a (1) HGB and give a fair presentation of the Group's financial position and financial performance in accordance with these provisions. The group management report, which has been aggregated with the management report of the parent company, is consistent with the consolidated financial statements and, as a whole, provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt am Main, March 19, 2007

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

(Schmidt)
Wirtschaftsprüfer (German Public Auditor)

(Kompenhans)
Wirtschaftsprüfer (German Public Auditor)

Report of the Supervisory Board

In 2006, the Supervisory Board monitored the company's situation closely and performed the duties incumbent upon it by virtue of the law, the articles of incorporation and the rules of internal procedure. These duties included deliberations based on regular, timely and comprehensive information provided by the Executive Board, involvement in decisions of material importance to the company, and the necessary monitoring of the Executive Board.

The Supervisory Board was informed in detail about the company's business performance and financial position, including its risk position and risk management systems. The company's strategic development, especially the decision to sell the Plant Engineering operations, was agreed with the Supervisory Board. After thorough examination and deliberation, the Supervisory Board gave its approval to the reports and proposed resolutions from the Executive Board, insofar as this was required by provisions of the law, the articles of incorporation and the rules of internal procedure. Prior to and in between meetings, the Executive Board submitted written reports on material events. Furthermore, the chairman of the Supervisory Board remained in constant contact with the Executive Board, especially with its chairman, who constantly provided him with timely information about significant developments and pending decisions.

The Supervisory Board and its committees were also provided with detailed information in between meetings about projects and ventures of particular urgency for the company. Where necessary, resolutions were adopted in writing.

Focal points of the Supervisory Board's deliberations

Seven Supervisory Board meetings were held during 2006.

The main issues discussed at the Supervisory Board meeting held on March 22, 2006 were the treatment of the financial statements for 2005, the proposals to be put to the Annual Shareholders' Meeting for approval on May 4, 2006, the adoption of a code of conduct for the company, and the introduction of a long-term stock-based remuneration program for the senior executives of the GEA Group.

After Dr. Otto Happel had sold his shareholding of roughly 20 percent in the company and was no longer available to continue as a member of the Supervisory Board, an extraordinary Supervisory Board meeting was held on March 27, 2006 at which the only item on the agenda was the modification of the proposal for the election of the Supervisory Board in the invitation to the Annual Shareholders' Meeting.

The Supervisory Board meeting held prior to the Annual Shareholders' Meeting on May 4, 2006 mainly dealt with the company's business situation. The constituent Supervisory Board meeting held immediately after the Annual Shareholders' Meeting discussed the election of of GEA Group Aktiengesellschaft. The annual financial statements of GEA Group Aktiengesellschaft have thus been adopted. The Supervisory Board agrees with the Executive Board's proposal for the appropriation of profits.

Composition of the Supervisory Board and Executive Board

In the year under review there were personnel changes to the Supervisory Board, principally as a result of changes to the Group structure.

Of the employee representatives, Mr. Rolf Erler stood down on January 31, 2006 and was replaced by the court-appointed Mr. Kurt-Jürgen Löw with effect from February 7, 2006. Of the shareholder representatives, Professor Dr. Rolf Krebs and Mr. Michael von Sperber stood down with effect from January 31, 2006.

Because the number of employees in Germany had decreased as a result of the GEA Group's disposals, the Executive Board initiated the"status proceedings"(Statusverfahren) on January 5, 2006 to bring the composition of the Supervisory Board into line with the minimum size of 12 persons required by law. The status proceedings were completed at the beginning of February 2006 and, consequently, the directorships of the incumbent Supervisory Board members expired at the end of the Annual Shareholders' Meeting on May 4, 2006. Ms. Kruse, Mr. Delaveaux, Dr. Happel and Dr. Rittstieg left the Supervisory Board with effect from this time. The Annual Shareholders' Meeting elected the shareholder representatives Mr. Ammer, Mr. Bastaki, Dr. Heraeus, Dr. Kuhnt, Dr. Perlet and Graf von Zech as Supervisory Board members until the end of the Annual Shareholders' Meeting that will vote on the formal approval of the actions of the Supervisory Board and Executive Board for 2010. Messrs. Siegers, Gröbel, Hunger, Kämpfert, Löw and Stöber had previously been appointed as employee representatives by resolution of the local court in Bochum on April 12, 2006 but with effect from the end of the Annual Shareholders' Meeting on May 4, 2006. Their appointment was valid until the completion of the official election of the employee representatives, which took place on January 25, 2007 and confirmed the aforementioned gentlemen in their posts as employee representatives.

The composition of the Supervisory Board's committees changed as follows. At the Supervisory Board's constituent meeting on May 4, 2006, Dr. Heraeus (chairman), Mr. Gröbel, Dr. Perlet and Mr. Siegers were elected to the Chairman's Committee. Dr. Kuhnt (chairman), Dr. Heraeus, Mr. Löw and Mr. Stöber were appointed to the Audit Committee, while Dr. Heraeus, Mr. Hunger, Dr. Perlet and Mr. Siegers were elected to the Mediation Committee.

The Supervisory Board would like to thank the managements, employee representatives, retired directors and, especially, all employees of the companies in the GEA Group for their considerable personal dedication and valuable contribution in 2006.

Bochum, March 19, 2007

Dr. Jürgen Heraeus
Chairman of the Supervisory Board

Directorships

held by members of the Executive Board

Jürg Oleas, Bochum / Hausen b. Brugg (Switzerland),
CEO - Chief Executive Officer

a) Lentjes GmbH, Ratingen,
Member of the Supervisory Board (since February 23, 2006)
Chairman of the Supervisory Board (since November 10, 2006)

Lurgi AG, Frankfurt am Main,
Chairman of the Supervisory Board

Lurgi Lentjes AG, Ratingen,
Member of the Supervisory Board (until March 30, 2006)
Member of the Supervisory Board (since November 9, 2006)
Chairman of the Supervisory Board (since November 10, 2006)

b) Allianz Global Corporate & Specialty AG, Munich,
Member of the Advisory Board (since July 10, 2006)

Deutsche Bank AG, Frankfurt am Main,
Member of the Advisory Council

Frankfurter Versicherungs-AG, Frankfurt am Main,
Member of the Advisory Board (until January 30, 2006)

GEA North America, Inc., Delaware, USA,
Member of the Board of Directors (until December 31, 2006)

Hartmut Eberlein, Bochum,
CFO - Chief Financial Officer

a) GEA Beteiligungsgesellschaft AG, Bochum,
Chairman of the Supervisory Board (since May 15, 2006)

Lurgi AG, Frankfurt am Main,
Member of the Supervisory Board (since January 16, 2006)

Lentjes GmbH, Ratingen,
Member of the Supervisory Board (since February 23, 2006)

Zimmer AG, Frankfurt am Main,
Member of the Supervisory Board (since January 6, 2006)

b) GEA North America, Inc., Delaware, USA,
Member of the Board of Directors

Klaus Moll, Ludwigshafen,
COO – Chief Operating Officer for Plant Engineering

a) Lentjes GmbH, Ratingen,
Chairman of the Supervisory Board (from April 7 to November 10, 2006)
Member of the Supervisory Board (since February 23, 2006)

Lurgi AG, Frankfurt am Main,
Member of the Supervisory Board (until May 30, 2006)
Directorship suspended pursuant to section 105 (2) p. 3 AktG

Lurgi Lentjes AG, Ratingen,
Chairman of the Supervisory Board (until November 8, 2006)

Otto Junker GmbH, Simmerath,
Chairman of the Supervisory Board

Zimmer AG, Frankfurt am Main,
Chairman of the Supervisory Board

b) Beijing Lurgi Engineering Consulting Co. Ltd., Beijing, China,
Chairman of the Board of Directors (since December 13, 2006)

GEA North America, Inc., Delaware, USA,
Member of the Board of Directors (until December 31, 2006)

JJ-Lurgi Engineering Sdn. Bhd., Kuala Lumpur, Malaysia,
Chairman of the Board of Directors

Lurgi Española S.A., Madrid, Spain,
Chairman of the Board of Directors

Lurgi India Comp. Ltd., New Delhi, India,
Chairman of the Board of Directors

Lurgi PSI Inc., Memphis, USA,
Chairman of the Board of Directors

Peter Schenk, Bochum,
COO – Chief Operating Officer for Customized Systems, Process Equipment and Process Engineering

a) Lentjes GmbH, Ratingen,
Deputy Chairman of the Supervisory Board (since February 23, 2006)

Lurgi AG, Frankfurt am Main,
Member of the Supervisory Board

Lurgi Lentjes AG, Ratingen,
Member of the Supervisory Board (until March 30, 2006)

Westfalia Separator AG, Oelde,
Chairman of the Supervisory Board

Zimmer AG, Frankfurt am Main,
Member of the Supervisory Board

b) GEA North America, Inc., Delaware, USA,
Member of the Board of Directors

Grasso's Koninklijke Machinefabrieken N.V.,
's-Hertogenbosch, Netherlands,
Member of the Supervisory Board

Niro A/S, Søborg, Denmark,
Member of the Supervisory Board
Chairman of the Supervisory Board (since January 1, 2007)

a) Membership of statutory German supervisory boards

b) Membership of comparable German and foreign supervisory bodies of business enterprises

Directorships

held by members of the Supervisory Board

Dr. Jürgen Heraeus, Maintal,
Chairman of the Supervisory Board
Chairman of the Supervisory Board of Heraeus Holding GmbH

a) EPCOS AG, Munich,
Member of the Supervisory Board (until February 14, 2007)

Heidelberger Druckmaschinen AG, Heidelberg,
Member of the Supervisory Board

Heraeus Holding GmbH, Hanau,
Chairman of the Supervisory Board

Lafarge Roofing GmbH, Oberursel,
Member of the Supervisory Board

Messer Group GmbH, Sulzbach,
Chairman of the Supervisory Board

b) Argor-Heraeus S.A., Mendrisio, Switzerland,
Chairman of the Board of Directors

Reinhold Siegers *, Mönchengladbach,
Deputy Chairman of the Supervisory Board
Chairman of the Group Works Council of GEA Group Aktiengesellschaft

Dieter Ammer, Hamburg,
Chairman of the Management Board of Tchibo Holding AG

a) Beiersdorf AG, Hamburg,
Chairman of the Supervisory Board

Conergy AG, Hamburg,
Chairman of the Supervisory Board

Heraeus Holding GmbH, Hanau,
Member of the Supervisory Board

IKB Deutsche Industriebank AG, Düsseldorf,
Member of the Supervisory Board

Tesa AG, Hamburg,
Member of the Supervisory Board (since June 26, 2006)

Tchibo GmbH, Hamburg,
Chairman of the Supervisory Board (since January 18, 2006)

Ahmad M.A. Bastaki, Safat, Kuwait,
Executive Director, Office of the Managing Director, Kuwait Investment Authority

b) Banco Arabe Español (Aresbank), Madrid, Spain,
Member of the Board of Directors (until December 12, 2006)

Gerd Delaveaux *, Bochum, (until May 4, 2006)
Chairman of the Works Council of GEA Happel Klimatechnik GmbH

Rolf Erler *, Düsseldorf, (until January 31, 2006)
Regional Head of IG Bergbau, Chemie, Energie, Düsseldorf

a) Rockwood Specialties Group GmbH, Frankfurt am Main,
Member of the Supervisory Board

Rainer Gröbel *, Sulzbach/Ts.,
Departmental Head, National Executive of IG Metall

a) Schunk GmbH, Heuchelheim,
Deputy Chairman of the Supervisory Board

Dr. Otto Happel, Lucerne, Switzerland, (until May 4, 2006)
Entrepreneur

a) Commerzbank AG, Frankfurt am Main,
Member of the Supervisory Board

Klaus Hunger *, Herne,
Works Council of GEA Maschinenkühltechnik GmbH

Michael Kämpfert *, Recklinghausen, (since February 7, 2006)
Head of Human Resources at GEA Group Aktiengesellschaft

Prof. Dr. med. Dr. h.c. Rolf Krebs, Mainz, (until January 31, 2006)
Former Spokesman for the Management of Boehringer Ingelheim GmbH

a) Epigenomics AG, Berlin,
Chairman of the Supervisory Board

Ganymed AG, Mainz,
Member of the Supervisory Board

Vita 34 AG, Leipzig,
Member of the Supervisory Board

b) Air Liquide S.A., Paris, France,
Member of the Supervisory Board

Christine Kruse *, Frankfurt am Main, (until May 4, 2006)
Former employee of Lurgi AG

Dr. Dietmar Kuhnt, Essen,
Former Chairman of the Executive Board of RWE AG

a) Allianz Versicherungs AG, Munich,
Member of the Supervisory Board

BDO Deutsche Warentreuhand AG, Hamburg,
Member of the Supervisory Board (since July 13, 2006)

Dresdner Bank AG, Frankfurt am Main,
Member of the Supervisory Board

Hapag-Lloyd AG, Hamburg,
Member of the Supervisory Board

HOCHTIEF AG, Essen,
Member of the Supervisory Board

RWE AG, Essen,
Member of the Supervisory Board (until April 13, 2006)

TUI AG, Hannover,
Member of the Supervisory Board

b) COMSTAR-United Telesystems, Moscow, Russia,
(since December 12, 2006)
Member of the Board of Directors

Kurt-Jürgen Löw *, Ebernhahn, (since February 7, 2006)
Chairman of the Works Council of Westfalia Industry GmbH

a) Westfalia Separator AG, Oelde,
Member of the Supervisory Board

Dr. Helmut Perlet, Munich,
Member of the Executive Board of Allianz SE

a) Allianz Deutschland AG, Munich,
Member of the Supervisory Board

Allianz Global Corporate & Specialty AG, Munich,
Deputy Chairman of the Supervisory Board (since January 20, 2006)

Allianz Global Investors AG, Munich,
Member of the Supervisory Board

Allianz Global Risks Rückversicherungs-AG, Munich,
Member of the Supervisory Board (until August 31, 2006)

Dresdner Bank AG, Frankfurt am Main,
Member of the Supervisory Board

b) Allianz Life Insurance Company of North America, Minneapolis, USA,
Member of the Board of Directors

Fireman's Fund Ins. Co., Novato, USA,
Member of the Board of Directors

Lloyd Adriatico S.p.A., Trieste, Italy,
Member of the Consiglio di Amministrazione

Riunione Adriatico di Sicurtà S.p.A., Milan, Italy,
Member of the Board of Directors

Dr. Andreas Rittstieg, Hamburg, (until May 4, 2006)
Attorney

a) TOMORROW FOCUS AG, Munich,
Deputy Chairman of the Supervisory Board

b) Berenberg Bank, Joh. Berenberg, Gossler & Co., Hamburg,
Member of the Board of Directors

Huesker Synthetic GmbH, Gescher,
Member of the Advisory Board

Michael von Sperber, Wulfsen, (until January 31, 2006)
Attorney, Tax Advisor, Auditor

Joachim Stöber *, Biebergemünd,
Secretary of the National Executive of IG Metall

a) Pierburg GmbH, Neuss,
Deputy Chairman of the Supervisory Board

Rheinmetall AG, Düsseldorf,
Deputy Chairman of the Supervisory Board

Louis Graf von Zech, Frankfurt am Main,
Member of the Executive Board of BHF-Bank Aktiengesellschaft

a) Cocomore AG, Frankfurt am Main,
Member of the Supervisory Board

Sto AG, Stühlingen,
Member of the Supervisory Board

ZRT/Zertus GmbH, Hamburg,
Deputy Chairman of the Supervisory Board

b) BHF-BANK International S.A., Luxembourg,
Deputy Chairman of the Board of Directors

BHF-BANK Jersey Ltd., Great Britain,
Member of the Board of Directors

BHF-BANK Schweiz, Zurich, Switzerland,
Chairman of the Board of Directors

Frankfurt-Trust Investment-Gesellschaft mbH, Frankfurt am Main,
Deputy Chairman of the Supervisory Board

Committees of the Supervisory Board of GEA Group Aktiengesellschaft

Mediation Committee pursuant to section 27 (3) of the German Codetermination Act (MitbestG)

Dr. Jürgen Heraeus, Chairman
Dr. Helmut Perlet
Reinhold Siegers *
Klaus Hunger *

Chairman's Committee

Dr. Jürgen Heraeus, Chairman
Dr. Helmut Perlet
Reinhold Siegers *
Rainer Gröbel *

Audit Committee

Dr. Dietmar Kuhnt, Chairman
Dr. Jürgen Heraeus
Kurt-Jürgen Löw *
Joachim Stöber *

* Employee representatives

a) Membership of statutory German supervisory boards

b) Membership of comparable German and foreign supervisory bodies of business enterprises

Publisher	GEA Group Aktiengesellschaft Corporate Communications Dorstener Str. 484 44809 Bochum · Germany www.geagroup.com
Design	www.kpad.de
Photographs	Maik Scharfscheer (p. 12) Corbis (p. 45) Gettyimages (title) kpad (p. 7,11) photodisc (p. 57) All other photographs: GEA Group Aktiengesellschaft

This annual report is a translation of the German original.
Only the German version is legally binding.

This annual report includes forward-looking statements on GEA Group AG, its subsidiaries and associates, and on the economic and political conditions that may influence the business performance of the GEA Group. All these statements are based on assumptions made by the Executive Board using information available to it at the time. Should these assumptions prove to be wholly or partly incorrect, or should further risks arise, actual business performance may differ from that expected. The Executive Board therefore cannot assume any liability for the statements made.

Financial Calendar

April 30, 2007	Annual Shareholders' Meeting for 2006
May 9, 2007	Interim Report for the period to March 31, 2007
August 2, 2007	Interim Report for the period to June 30, 2007
October 31, 2007	Interim Report for the period to September 30, 2007

END